港燈
HK Electric

(Stock Code: 0006)

2007

Hongkong Electric Holdings Ltd.

2008



Continuity

Since 1890, HK Electric has been providing customers with a safe and reliable electricity supply. Whether it is power for entertainment or lifesaving medical technology, we are proud to contribute to Hong Kong's progress and development.

Today, we are expanding our contribution. From promoting environmental awareness among young people to developing renewable energy sources and fostering lifelong learning for the elderly, we are committed to Hong Kong's success.

Under the new Scheme of Control, we will continue to support Hong Kong's prosperity, benefiting our customers, shareholders, employees and the community at large.






When we consider
2008 and beyond,
we re-affirm
our commitment
to our customers,
shareholders and staff.

Hongkong Electric Holdings Limited (HEH) is the holding company of The Hongkong Electric Company, Limited (HEC), Hongkong Electric International Limited (HEI) and Associated Technical Services Limited (ATS).

HEC is the main operating company of HEH. Founded in 1889, HEC is responsible for the generation, transmission and distribution of power to Hong Kong Island and Lamma Island.

HEI was established in 1997 as the international investment arm of HEH. HEI has interests in several power-related businesses in Australia, Thailand, Canada and the United Kingdom.

ATS is a wholly-owned subsidiary of HEH. It was established in 1975 as an engineering consultancy firm serving the electricity supply industry.

HEH is listed on The Stock Exchange of Hong Kong and is one of the 43 constituent shares of the Hang Seng Index in Hong Kong.

Financial Highlights

HK$ million	2007	2006	2005	2004	2003
Turnover	**12,524**	12,181	11,622	11,407	11,250
Profit attributable to shareholders	**7,448**	6,842	8,562	6,256	6,000
Dividends	**4,290**	3,948	4,952	3,778	3,650
Fixed assets	**46,058**	46,496	46,258	45,276	45,024
Shareholders' funds	**48,104**	44,085	41,685	37,572	35,061
HK$					
Earnings per share	**3.49**	3.21	4.01	2.93	2.81
Dividends per share					
Ordinary	**2.01**	1.85	1.59	1.77	1.71
Special	**-**	–	0.73	–	-

Profit Attributable to Shareholders (HK$ million)



10000
8000
6000
4000
2000
0
6,000
6,256
8,562
1,560
7,002
6,842
7,448
2003
2004
2005
2006
2007
Extraordinary Profit

Fixed Assets (HK$ million)



50000
40000
30000
20000
10000
0
45,024
45,276
46,258
46,496
46,058
2003
2004
2005
2006
2007

Turnover (HK$ million)



15000
12000
9000
6000
3000
0
11,250
11,407
11,622
12,181
12,524
2003
2004
2005
2006
2007

Dividends Per Share (HK$)



2.5
2.0
1.5
1.0
0.5
0.0
1.71
1.77
2.32
0.73
1.59
1.85
2.01
2003
2004
2005
2006
2007
Special

Chairman's Statement



Canning Fok Kin-ning
Chairman

The year 2007 saw the Group progress its businesses both in Hong Kong and internationally culminating in early January 2008 with the signing of a new Scheme of Control Agreement (SCA) for our Hong Kong electricity business.

The new SCA signed by The Hongkong Electric Co., Ltd. (HEC) and the Hong Kong Government is for ten years commencing 1st January 2009 with a Government option to extend the SCA for a further term of 5 years. The agreement provides for a 9.99% permitted rate of return on average net fixed assets other than for renewable energy fixed assets for which the permitted return is 11%. The new SCA also contains provisions which encourage emission reduction, energy efficiency, operational performance, service quality and the use of renewable energy. I believe that in the current regulatory environment, the new SCA effectively balances the interests of our customers in reliable and secure electricity supply at reasonable prices while providing our shareholders with the benefit of the certainty and stability of a long term regulatory framework.

Outside of Hong Kong, the Group's international operations performed well with results for 2007 ahead of those for 2006. In December 2007, as part of our strategy of investing outside Hong Kong, we acquired an interest in six power plants in Canada with a total generating capacity of 1,352 MW.

Results

The Group's audited consolidated net profit after tax for the year ended 31st December 2007 was HK$7,448 million (2006 : HK$6,842 million), an increase of 8.9%. Earnings from the Group's Hong Kong operations were HK$6,727 million (2006 : HK$6,173 million). Higher HEC unit sales of electricity and the impact of no special rebate in 2007 and higher interest income contributed to the higher earnings from Hong Kong operations. Earnings from the Group's international operations were HK$721 million (2006 : HK$669 million). The higher international operations earnings in 2007 were primarily due to higher earnings from the Australian electricity businesses.

Final Dividend

The Directors will recommend a final dividend of HK$1.43 per share, payable on 16th May 2008 to those persons registered as shareholders on 15th May 2008. This, together with the interim dividend of HK$0.58 per share, will give a total dividend of HK$2.01 per share for the year (2006 : HK$1.85 per share).

Hong Kong Operations

Unit sales of electricity grew by 1.1% in 2007 compared with 0.2% in 2006. The number of domestic and commercial customers increased slightly during the year while the number of industrial sector customers continued their declining trend. Maximum Demand in 2007 was 2,552 MW compared with 2,597 MW in 2006.

During 2007, Unit 9, HEC's first gas-fired combined cycle unit which was commissioned in October 2006, generated 17% of the electricity sent out from the Lamma Power Station helping to reduce emissions levels at the power station. Gas for Unit 9 is supplied to the power station through a 92 kilometre submarine pipeline from the Guangdong Dapeng Liquefied Natural Gas Terminal in Shenzhen. The Lamma Power Station coal-fired generating units which generate the majority of electricity at the power station operated satisfactorily during 2007.

Lamma Winds, the 800 kW wind turbine on Lamma Island with its associated exhibition centre on renewable energy continued to attract considerable interest in 2007.

High coal and gas prices continued to put pressure on fuel costs in 2007 with the higher costs continuing to be felt into 2008. In order to mitigate in part the impact of higher coal costs we continued to source and use a variety of coal during the year.

Our emission reduction programme at the Lamma Power Station progressed well during 2007. Civil construction work commenced for the flue gas desulphurisation (FGD) plant and low nitrogen oxide system retrofit works for the coal-fired Units 4 and 5. The environmental permit for the coal-fired Unit 2 FGD retrofit work has been issued and the contract for the supply of the FGD plant awarded. Conversion of GT57 from an oil-fired combined cycle unit to a gas-fired unit was substantially completed. By the end of 2010, it is expected that over 95% of the electricity generated at the Lamma Power Station will be generated by gas and by coal-fired units fitted with FGDs and low nitrogen oxide burners resulting in lower emission levels as we work toward achieving the Hong Kong Government's emission targets.

As we enter into the new regulatory framework for the electricity industry in Hong Kong, we plan to undertake a review of the mix of our generating capacity at the Lamma Power Station which comprises coal-fired units, some of which will be nearing the end of their useful lives over the next ten years, gas-fired generating plant, oil-fired gas turbine generating plant, and renewable energy plant with a view to continuing to reduce the emission levels at the Lamma Power Station. Part of this review will include the evaluation of the potential for a 100 MW offshore wind farm. As part of this evaluation, we have commissioned a marine traffic impact assessment and an environmental impact assessment study which are expected to be completed in early 2009.

Supply reliability was maintained at over 99.999% in 2007 surpassing our pledged service standards. This world class supply reliability has been consistently maintained at above 99.999% since 1997.

During the year, a network reliability and operations review was conducted on the reliability and safety of our transmission and distribution assets as part of our ongoing standard improvement efforts.

During 2007, we continued with our participation in environmental and community activities. The Smart Power 2006/2007 campaign which focused on reliable power concluded successfully with a record number of people taking part, the 2007/2008 campaign focusing on sustainability and energy conservation was launched in November 2007. The Hongkong Electric Clean Energy Fund continued its efforts in 2007 in promoting renewable energy. The Hongkong Electric Volunteers which celebrated its third anniversary in July 2007 now has a membership of over 750 employees. Volunteer activities in 2007 focused on care for the elderly and those in the community in need as well as on improving the environment. The Hongkong Electric Centenary Trust continued to provide scholarships for secondary students and funding for self learning centres for senior citizens.

International Operations

In Australia, ETSA Utilities in South Australia and Powercor and CitiPower in Victoria, our electricity distribution businesses, performed well in 2007 recording higher revenue and meeting their operational targets. Reliability levels contributed to improved customer service during the year.

In the U.K., Northern Gas Networks (NGN) which operates a gas distribution network in the north of England recorded results ahead of those for 2006. In a recent independent benchmarking performed by the U.K.'s gas and electricity regulator, NGN was benchmarked as the most efficient network in the U.K.'s gas industry setting the efficiency frontier for the industry. NGN recently concluded a regulatory price reset review for the regulatory period 2008-2013. The outcome was considered acceptable and should permit NGN to record a satisfactory return over the new regulatory period.

In Thailand, construction of the 1,400 MW gas-fired Ratchaburi Power Station is nearing completion with the first 700 MW unit scheduled to commence commercial operation in March 2008 followed by the second unit in June 2008.

In Canada, the acquisition of a 50% interest in Stanley Power Inc. was completed at the end of 2007. Stanley Power holds a 49.99% interest in TransAlta Cogeneration L.P. TransAlta Cogeneration has interests in six power plants located in three Canadian provinces Alberta, Saskatchewan and Ontario with a total attributable generating capacity of 810 MW. Five of the power plants are gas-fired and one coal-fired.

Outlook

The current and past schemes of control have ensured that the necessary investment in Hong Kong's electricity infrastructure has been made over the years as Hong Kong transitioned from a developing economy with an industrial base to a developed economy with a service base and an international financial centre. With the signing of the new SCA, much of the recent uncertainty surrounding the electricity industry in Hong Kong has been removed and we can now focus on planning for the future so as to continue contributing to the economic development of Hong Kong.

Internationally, we will continue to look for investment opportunities so as to increase the proportion of Group earnings derived from activities outside Hong Kong.

On behalf of the Board, I would like to record our thanks and appreciation to Mr. Ewan Yee who resigned as a director at the beginning of 2008 for his contributions over 40 years of service to the Company.

I would also like to express my appreciation to the directors for their valuable counsel during the year and to the management and staff for their loyalty and hard work in 2007.

Canning Fok Kin-ning

Chairman

Hong Kong, 6th March 2008

Year at a Glance


01

02

03

04

05

06

Customer Relationship Excellence Awards 2006
07

08

09

10

11

12

01 **January**
Agreed with Government on Emissions Trading Pilot Scheme for thermal power plants in Pearl River Delta.

02 **February**
Piling and civil works underway to retrofit Units 4 & 5 with desulphurisation plants.

03 **March**
Seven more agencies joined the U3A network to promote life-long learning.

04 **April**
Clean Energy Fund invited applications for renewable energy projects on campus.

05 **May**
Promoted electric cooking at the biennial HOFEX exhibition.

06 **June**
Special task force ensured peak reliability during celebrations of the 10th HKSAR anniversary.

07 **July**
Won Customer Relationship Excellence Award on the best use of technology.

08 **August**
Over 25,000 people participated in various activities under the Smart Power Campaign.

09 **September**
Opened new cooking classroom at Home Management Centre to promote electric cooking and modern living.

10 **October**
Entered into agreement with Cheung Kong Infrastructure on the TransAlta Power acquisition.

11 **November**
Innovative green initiatives such as the wide use of fire hazard-free transformers won eco-business awards.

12 **December**
Discussions with the Government over the new Scheme of Control Agreement entered the final stage.

Group Managing Director's Report





Tso Kai-sum
Group Managing Director

For HK Electric, 2007 was a year of both change and continuity. Change came in the form of higher prices for natural gas and coal. We saw a growing focus on environmental issues among customers, regulators, shareholders and the community at large. And, as the year came to a close, we prepared to sign a new Scheme of Control Agreement, which will shape our operations in Hong Kong until at least 2018. Each of these changes will have a profound impact on our business. But they will not change our commitment to delivering electricity at reasonable prices with the minimum possible impact to the environment and to providing world class reliability, safety and customer service.

Since we lit Hong Kong's first streetlight in 1890, we have helped to bring convenience, modernity and prosperity to the people and businesses of Hong Kong. Today and tomorrow, customers can rely on HK Electric to build and operate the infrastructure needed to maintain a stable, reliable power supply. And they can count on us to be a long-term partner in our city's success.

We Power

Brilliance,

Life in the city sparkles with excitement and promise, thanks to a reliable supply of electricity.



HONG KONG OPERATIONS
Generation

Located on a dedicated 72-hectare site, HK Electric's Lamma Power Station and its extension have a total installed capacity of 3,755 MW. The station comprises eight coal-fired units, five oil-fired open cycle gas turbine units, one oil-fired combined cycle unit and one gas-fired combined cycle unit. We also operate Lamma Winds, Hong Kong's first wind turbine, on a separate site at Tai Ling on Lamma Island.

Overall efficiency at the Lamma Power Station greatly improved in 2007, largely due to the higher operating efficiency of Unit 9.

Unit 9

As part of an ongoing commitment to reduce emissions, in October 2006 HK Electric commissioned Unit 9, the Company's first gas-fired combined cycle unit. In 2007, Unit 9 completed its first full year of operation, during which it generated 17% of the Lamma Power Station's output. Unit 9 helped us reduce the station's emissions of sulphur dioxide, nitrogen oxides, respirable suspended particulates and carbon dioxide by 16%, 17%, 36% and 7.8%, respectively, from 2006 levels.

Unit 9, which is fueled by natural gas supplied through a 92-km submarine pipeline from the Shenzhen Liquefied Natural Gas Terminal, was taken off-line for its first inspection in June 2007. No major problems were found and Unit 9 returned to service shortly afterwards.

Coal

While natural gas plays an increasingly important role in our operations, the bulk of our output is generated from coal. In 2007, we consumed 3.6 million tonnes of coal, down from 4.1 million tonnes in 2006. During 2007, we saw a dramatic increase in the price of coal with the higher prices continuing in 2008.



Unit 9, HK Electric's first gas-fired combined cycle unit, helps the Company increase efficiency and reduce emissions.

In 2006, we awarded contracts for the installation of flue gas desulphurisation (FGD) plants for Units 4 and 5. During 2007, the gas duct of Unit 5 was modified to prepare for the retrofit of FGD, which will be completed by 2009. Similar modification of the gas duct of Unit 4 will be carried out in 2008. By 2010, more than 95% of the electricity from the Lamma Power Station will be generated by gas-fired units or coal-fired units equipped with FGDs and low nitrogen oxide burners.

Lamma Winds

Lamma Winds completed its first full year of operation in 2007. The wind turbine produced 864,633 kWh during the year. Lamma Winds is providing a great deal of data and valuable experience for our engineers to explore the feasibility of building a large wind farm in Hong Kong.

Plant Ownership Scheme

During the year, seven new areas of the Lamma Power Station were added to the plant ownership scheme, a programme that empowers staff by making them responsible for the plant's performance. Now covering 46 areas, the plant ownership scheme helps us improve equipment reliability, reduce operating and maintenance costs, and train engineering staff.



We Power

Protection,

From traffic lights to security systems and more, dependable electricity means safety and protection to keep our customers moving ahead.

Transmission and Distribution

HK Electric achieved a record reliability rating of over 99.999% in 2007. It was our best performance since we began publishing service targets in 1993 and the 11th consecutive year our reliability rating exceeded 99.999%.

System maximum demand was 2,552 MW, down 1.7% from 2,597 MW in 2006. The number of customers increased to 560,909, from 559,167 a year earlier.

Unit sales of electricity were 10,891 million kWh, a 1.1% increase from the 10,773 million kWh recorded in 2006. In 2007, 74.4% of our sales were to commercial customers, 22.0% to residential customers and 3.6% to industrial customers.

The modest sales growth was due to the cooler and dryer weather during the year and to the effect of various energy saving initiatives which together substantially offset the impact of the stronger Hong Kong economy.

Our environmental management system for transmission and distribution activities once again successfully passed internal and external audits verifying its full compliance with all related legislative requirements as well as those of ISO 14001:2004 international standard.

Productivity 1998 – 2007 (millions of kWh)


6
5
4
3
2
1
0
98
99
00
01
02
03
04
05
06
07

Units sold per employee

Investment in our Supply Network

During the year, we continued to renew and enhance our supply network. Following the commissioning of one 275kV submarine cable between Lamma Island and Cyberport on Hong Kong Island, we are working on a second 275kV submarine cable which will enter service in 2008. Work continued on the 275kV substation on Marsh Road, which will be commissioned in August 2008.

Two 132kV circuits between the Wong Chuk Hang switching station and the Chung Hom Kok zone substation were commissioned in 2007, while a 132kV circuit was overlaid between the Ming Yuen and Taikoo zone substations.

During the year, 31 new distribution substations were commissioned. In addition, 171 km of distribution cable was laid.

To ensure the availability of our supply system, in 2007 we conducted a network reliability and operation review. The review identified 155 reliability-related and 34 environmental health and safety items for enhancement. These items are now being addressed.



The state-of-the-art supervisory control and data acquisition (SCADA) system helps HK Electric maintain exceptional reliability.



We Power

Commerce,

Our transmission and distribution infrastructure has helped make Hong Kong a leading international business centre.

Customer Service

HK Electric's companywide focus on customer service continues to produce results. All our pledged customer service standards were achieved or surpassed in 2007 and, for the seventh consecutive year, we received a record number of customer commendations.

Billing

During the year, we expanded a programme that lets customers pay electricity bills at convenience stores. Customers can now settle their bill at any 7-Eleven or Circle-K convenience stores in Hong Kong, with a limit of HK$5,000 per transaction.

Technology plays a central role in our drive to enhance customer service. In March 2007, for example, we introduced a short message service (SMS) billing service that allows customers to receive their electricity bill on their mobile phone. This saves paper and increases efficiency by reducing the need to print and mail the paper bills.



Introduced in 2007, the SMS billing service brings new convenience to our customers.

New Technology

In 2007, we began using SMS messages to advise customers and contractors of the results of our inspections and to confirm their installation had been connected to our network. We also launched e-REW Express, an email-based subscription service that lets contractors and electrical workers stay abreast of electricity-related developments. These efforts were recognised with the "Best Use of Technology of the Year" award from the Asia Pacific Customer Service Consortium.

At our Customer Centre in North Point, we expanded the call centre and installed new ticketing and public address systems.

Home Management Centre

In 2007, we completed a new cookery classroom at the Home Management Centre. An opening ceremony, complete with a cooking competition and a selection of celebrity chefs, was held on 9 September. During the year, over 7,500 people participated in 222 cookery classes and 266 special interest classes at the Home Management Centre.

Written Commendation Statistics 1998 - 2007


1500
1200
900
600
300
0
98
99
00
01
02
03
04
05
06
07

We Power **Performance,**

A major sporting spectacle or an illustrious civic event, both need reliable power to ensure their success.



Health and Safety

Through ongoing educational programmes and awareness campaigns, HK Electric strives to maintain an accident-free workplace. We use pre-job risk assessments, process hazard analyses and job safety evaluations to promote a safety culture throughout the Company.

In 2007, the longest period without a lost-time injury was 247 days compared with 217 days in 2006 and 98 days in 2005. As at 31 December 2007, we recorded 83 consecutive accident-free days.

Safety Training

In 2007, our Generation and Transmission and Distribution divisions held 59 government-accredited and 115 non-accredited safety courses, 21 of which were new programmes developed by our Safety & Training Section. Altogether, there were 15,764 hours of safety training.

We also organised an Environmental Health & Safety Month for our employees and contractors and began offering talks and wellness programmes to prevent injuries and encourage health awareness. Our daily safety briefings now begin with a 3-minute exercise session.

Before commissioning Unit 9 in 2006, we established a natural gas safety team, which comprises members of the Projects and Generation divisions as well as a gas advisor. The team met on a monthly basis during 2007, and will continue to refine and strengthen HK Electric's gas safety skills in the year ahead.

OHSAS18001

Since 2001, our occupational health and safety (OHS) management system has met OHSAS18001:1999, an international standard that helps organisations manage their OHS risks and improve their performance. In July 2007, this standard was upgraded to OHSAS18001:2007, a new and more stringent specification. Our safety management system surpasses the requirements of new standard, and we are one of the few organisations in Hong Kong to have achieved OHSAS18001:2007 certification.

Improving our Talent Base

An extensive range of training and development programmes helps HK Electric attract and retain highly skilled employees. They also enable us to increase safety, efficiency and customer satisfaction.

In 2007, our staff underwent 66,286 hours of training. Delivered through workshops, seminars and on-the-job learning, the training encompassed safety, technical skills, environmental awareness and computing skills.

Awards

In 2007, our OHS efforts were recognised with a gold award for Safety Technological Achievement at the Sixth Hong Kong Occupational Health and Safety Awards, where we also won a bronze award in the Safety Management System for our natural gas safety management system. In addition, teams from HK Electric won the top three awards in quiz competitions amongst local enterprises organised by the Occupational Safety & Health Council and the Labour Department.



Our daily safety briefings now begin with a 3-minute exercise session.

We Power **Society,**

From Ocean Park to Hong Kong Central Library, we support the venues and activities that improve the quality of people's lives.



Community Activities

Community service is an important part of HK Electric's corporate culture. In addition to thousands of volunteer hours, in 2007 we donated to 88 community, environmental and professional projects.

Smart Power Campaign 2007

Following the success of the 2006 programme, which attracted over 25,000 participants, we launched the Smart Power Campaign 2007/8 in November which encourages people to conserve resources and adopt a sustainable lifestyle. A variety of activities were organised, including a fashion design competition, a cooking contest, road shows and open days with the twin themes of sustainability and energy conservation.

Helping People

With over 750 members, the HK Electric Volunteers Team includes more than 40% of our employees. In 2007, our volunteers participated in 54 events and donated over 3,700 hours of community service, with a focus on improving the environment and caring for the elderly and the disadvantaged. In addition, our volunteers actively support the work of other charitable and community organisations.


維港燈回
HK Electric

"Cruise and Learn" is a new programme that promotes a sense of belonging among underprivileged children.

Through the "Caring Always" campaign, festive parties were held for single-parent families to celebrate the Lantern Festival while rice dumplings were made and distributed to elderly people living alone in Eastern District during the Dragon Boat Festival. The elderly also benefit from free inspections of their home electrical installations.

In 2007, we introduced "Cruise and Learn", a new initiative designed to promote a sense of belonging among underprivileged teenagers. More than 600 teenagers and their parents have taken part in the programme, which features guided tours of Victoria Harbour and visits to the Lamma Power Station.

Lifelong Learning

Funded by the Hongkong Electric Centenary Trust and organised by HK Electric and the Hong Kong Council of Social Service (HKCSS), the University of Third Age (U3A) establishes self-learning centres for senior citizens. Since it was established in March 2006, over 4,800 seniors have participated in 322 U3A courses.

In September 2007, we convened a conference where experts from Hong Kong, the Mainland and the United Kingdom shared their views on lifelong learning among the elderly. We also organised various workshops to share knowledge and experience with U3A participants.

For the fifth consecutive year, in 2007 HK Electric was awarded a "Caring Company" logo from the HKCSS. In October 2007, we received the President's Award from the Community Chest for our support of their fund-raising activities.

We Power **Knowledge,**

During the year, we co-produced Hong Kong's first renewable energy teaching kit for pre-schoolers.



Environment

HK Electric plays a leading role in promoting conservation, green technologies and environmental awareness in the community.

Education

The HK Electric Clean Energy Fund encourages students in local schools and universities to learn about and develop technologies that use renewable energy. The Fund's first projects were completed in July 2007 and awards for 12 new projects were announced in November 2007.

In partnership with Green Power, we produced Hong Kong's first renewable energy teaching kit for pre-schoolers. To enhance their knowledge of renewable energy, in May 2007 we arranged visits for 100 kindergarten teachers to Lamma Winds. Over 100 visits to the Lamma Power Station and Lamma Winds were organised during 2007.

Community Programmes

For the 12th consecutive year, in 2007 we were the main sponsor of "Clean Up the World in Hong Kong". The morning after the Mid-Autumn Festival, 100 HK Electric volunteers cleaned up the barbecue site at Aberdeen Country Park. Our support for this programme is part of a broader effort to encourage environmental awareness during traditional festivals. In 2007, this included a campaign to eliminate hill fires during Ching Ming and Chung Yeung festivals and efforts to reduce waste during Lunar New Year.

Working with the Conservancy Association, we continued with "Green Lamma Green" to promote eco-tourism and sustainable development on Lamma Island. In the project's third and final year, 50 volunteers performed check-ups on the 2,000-plus seedlings that we planted along the Family Trail. Environmental training was held for HK Electric volunteers and Lamma residents to prepare them as eco-tour leaders.



Clean Energy Fund supports renewable energy projects in schools.

Environmental Management

In 2007, all of our environmental management objectives and targets were accomplished. During the year, we accumulated and reused about 127,000 m^3 of rainwater and wastewater, reduced consumption of paper and non-rechargeable batteries by 8% and 16% respectively.

In 2007, a total of 2,388 man-hours were devoted to various training courses designed for refreshing awareness of legislative requirements and enhancing environmental awareness for our Transmission and Distribution employees.

Awards

In 2007, we were awarded a Wastewi$e Gold Logo by the Environmental Protection Department in April as well as the Grand Award and two Certificates of Merit in the Green Innovative Practice Award of Hong Kong Eco-Business Awards organised by the Environmental Protection Department. Other awards included the Prime Award for Eco-business 2007 and the 2007 Environmental Paper Award organised by the Hong Kong Institution of Engineers. In addition, we were also awarded with a third consecutive "Excellent Class" Indoor Air Quality Certification for the Hongkong Electric Centre.


We Power
Growth,
We share our power generation and transmission expertise with customers on four continents.

INTERNATIONAL OPERATIONS

HK Electric invests abroad to diversify the Company's revenue sources and leverage its expertise in energy businesses. The Company's international investment arm, Hongkong Electric International Limited (HEI), focuses on opportunities that combine stable earnings and acceptable levels of risk.

Australia

CHEDHA Holdings Pty Limited comprises CitiPower I Pty Ltd., Powercor Australia Limited and CHED Services Pty Ltd.. Powercor is Victoria's largest electricity distributor while CitiPower operates a distribution network across the Melbourne metropolitan area. The Company has a 27.93% interest in both businesses. They delivered strong results and outstanding network reliability in 2007. CHEDHA Holdings' solid financial performance reflected higher than anticipated distribution revenue and unregulated revenue, and lower than forecast regulated business costs.

ETSA Utilities in which the Company has 27.93% interest is the sole electricity distributor in the state of South Australia. ETSA Utilities continued to meet key financial and non-financial targets in 2007. Extending its outstanding safety record, ETSA Utilities had no lost-time injuries during the year.

Canada

In 2007, HEI acquired a 50% stake in Stanley Power Inc., a company that has a 49.99% interest in TransAlta Cogeneration, L.P. (TransAlta Cogen). TransAlta Cogen has stakes in five gas-fired cogeneration facilities in Alberta, Ontario and Saskatchewan and in a coal-fired, mine-mouth generation facility in Alberta. The acquisition adds 202 MW to HEI's portfolio.

Thailand

Construction of Ratchaburi Power Company Limited's two 700 MW gas-fired, combined cycle power plants, in which the Company has a 25% interest, is on schedule.



This coal-fired power plant in Sheerness, Alberta, is one of six power plants included in the Stanley Power Inc. transaction.

The plants are expected to enter commercial service in March and June 2008 respectively and their output will be sold to the Electricity Generating Authority of Thailand under a long-term power purchase agreement.

United Kingdom (U.K.)

Northern Gas Networks Limited (NGN) in which the Company has a 19.9% interest operates a gas distribution network in the North of England. NGN is one of the four regional gas distribution networks in the U.K. In 2007, NGN was benchmarked as the U.K.'s most efficient gas network by the Office of Gas and Electricity Markets. NGN's goal is to be benchmarked in the top two comparable utilities in the U.K. for safety, customer service and efficiency. NGN recently concluded a regulatory price reset review for the regulatory period 2008-2013. The outcome was considered acceptable and should permit NGN to record a satisfactory return over the new regulatory period.

Renewable Energy

HEI continues to investigate opportunities to develop its renewable energy business.

Tso Kai-sum
Group Managing Director
Hong Kong, 6th March 2008

The Board of Directors

Canning Fok Kin-ning
Chairman
Aged 56. Appointed to the Board in 1985 and became Chairman in 2005. He is the Group Managing Director of Hutchison Whampoa Limited ("Hutchison"), the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited ("CKI") and a Non-executive Director of Cheung Kong (Holdings) Limited ("Cheung Kong"), all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). In addition, he is the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd., and the Co-Chairman of Husky Energy Inc.. He also acts as a Director of Hutchison International Limited ("HIL"), a substantial shareholder of the Company within the meaning of Part XV of the SFO. He holds a Bachelor of Arts degree and a Diploma in Financial Management, and is a member of the Australian Institute of Chartered Accountants.

Tso Kai-sum
Group Managing Director
Aged 76. Appointed to the Board in 1985 and became Group Managing Director in 1997. Mr. Tso initially worked with the Hongkong Electric Group from 1966 to 1981, holding the positions of Chief Project Engineer of The Hongkong Electric Company, Limited and Executive Director of Associated Technical Services Limited. In 1981, he joined International City Holdings Limited as an Executive Director. In 1987, he joined the Hutchison Whampoa Group as the Group Managing Director of Hutchison Whampoa Properties. In 1997, he re-joined the Hongkong Electric Group as Group Managing Director. He is also an Executive Director of CKI, a substantial shareholder of the Company. Mr. Tso holds a Bachelor of Science degree in Civil Engineering and is a Chartered Engineer. He is a member of the Institute of Civil Engineers and the Institute of Structural Engineers in the United Kingdom.

Susan Chow Woo Mo-fong
Aged 54. Appointed to the Board in 1996 and re-designated from a Non-executive Director to an Executive Director in May 2006. She is the Deputy Group Managing Director of Hutchison and an Executive Director of CKI and Hutchison Harbour Ring Limited. She is also a Non-executive Director of Hutchison Telecommunications International Limited and TOM Group Limited and a Director of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd.. She acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Hutchison, CKI, Interman Development Inc., Monitor Equities S.A., Univest Equity S.A., Venniton Development Inc., HIL and Hutchison Infrastructure Holdings Limited. She is a solicitor of the High Court of the Hong Kong Special Administrative Region and the Supreme Court of England and Wales. She holds a Bachelor's degree in Business Administration.

Andrew John Hunter
Aged 49. Appointed to the Board in 1999, prior to which he was Finance Director of the Hutchison Property Group. He was Group Finance Director from 1999 to January 2006. Mr. Hunter is Chief Financial Officer of Cheung Kong and an Executive Director and Chief Operating Officer of CKI, both substantial shareholders of the Company within the meaning of Part XV of the SFO. He is also a Non-executive Director of Spark Infrastructure Group. Mr. Hunter holds Master of Arts and Master of Business Administration degrees and is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Institute of Certified Public Accountants.

Kam Hing-lam
Aged 61. Appointed to the Board in 1993. He is President and Chief Executive Officer of CK Life Sciences Int'l., (Holdings) Inc. ("CK Life"), the Deputy Managing Director of Cheung Kong, an Executive Director of Hutchison, the Group Managing Director of CKI and a Non-executive Director of Spark Infrastructure Group. Mr. Kam acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Hyford Limited, Interman Development Inc., Monitor Equities S.A., Univest Equity S.A., Venniton Development Inc. and HIL. Mr. Kam is a member of the Beijing Committee of the Chinese People's Political Consultative Conference of the People's Republic of China. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration. Mr. Kam is an uncle of Mr. Victor Li Tzar-kuoi, an Executive Director of the Company.

Francis Lee Lan-yee
Director & General Manager (Engineering)
Aged 67. Appointed to the Board in 1997. Having served the Group for over 30 years in various capacities, Mr. Lee is presently responsible for all the engineering activities of the Group, including the development and operation of power generation, transmission and distribution systems. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer and a Fellow of the Institute of Mechanical Engineers in Hong Kong and the United Kingdom.

Victor Li Tzar-kuoi
Aged 43. Appointed to the Board in 1994. He is the Chairman of CKI and CK Life, the Managing Director and Deputy Chairman of Cheung Kong, Deputy Chairman of Hutchison, the Co-Chairman of Husky Energy Inc. and a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Li serves as a member of the Standing Committee of the 11th National Committee of the Chinese People's Political Consultative Conference of the People's Republic of China. He is also a member of the Commission on Strategic Development of the Hong Kong Special Administrative Region. Mr. Li acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Hyford Limited and HIL. He holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering. Mr. Li is a nephew of Mr. Kam Hing-lam, an Executive Director of the Company.

Neil Douglas McGee

Group Finance Director

Aged 56. Appointed to the Board in 2005 and became Group Finance Director on 1st February 2006. Mr. McGee worked with the Hongkong Electric Group and the Hutchison Whampoa Group from 1978 holding legal, corporate finance and corporate secretarial positions. He then joined Husky Oil Ltd. in 1998 as Vice President and Chief Financial Officer and from 2000 to October 2005, he served as Vice President and Chief Financial Officer of Husky Energy Inc.. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree.

Frank John Sixt

Aged 56. Appointed to the Board in 1998. He is Group Finance Director of Hutchison, the Chairman of TOM Group Limited and an Executive Director of CKI. He is also a Non-executive Director of Cheung Kong and Hutchison Telecommunications International Limited and a Director of Hutchison Telecommunications (Australia) Limited, Husky Energy Inc. and Partner Communications Company Ltd.. Mr. Sixt acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited, Li Ka-Shing Unity Trustee Corporation Limited, HIL and Hutchison Infrastructure Holdings Limited. Mr. Sixt holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Wan Chi-tin

Director of Engineering (Planning & Development)

Aged 57. Appointed to the Board in 2005. Mr. Wan has worked for the Hongkong Electric Group since 1978, holding various positions within different Group companies. Between September 2000 and June 2003 he served as Chief Executive Officer of Powercor Australia Limited and CitiPower Pty., associate companies of the Group in Australia. He returned to Hong Kong in July 2003 taking up the role of General Manager (Corporate Development). Mr. Wan holds a Bachelor of Science degree in Electrical Engineering and is also a Chartered Engineer. He is an Honorary Fellow of the Energy Institute, a Fellow of the Institution of Engineering and Technology and a Fellow of the Hong Kong Institution of Engineers.

Yuen Sui-see

Director of Operations

Aged 57. Appointed to the Board on 1st March 2008. Mr. Yuen joined the Hongkong Electric Group in May 1986 and prior to his appointment as an Executive Director, was General Manager (Transmission & Distribution). Mr. Yuen has over 30 years of experience in the transmission and distribution of electricity. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer in the United Kingdom, a Registered Professional Engineer in Hong Kong and a Fellow of the Hong Kong Institution of Engineers.

Chan Loi-shun

(Alternate Director)

Aged 45. Appointed Alternate Director to Mr. Kam Hing-lam, an Executive Director, on 11th February 2008. He is Chief Financial Officer of CKI, a substantial shareholder of the Company, and a Director of Envestra Limited. Mr. Chan is a Fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

Ronald Joseph Arculli*

Aged 69. Appointed to the Board in 1997. He is a practising solicitor and a non-official member of the Executive Council. Mr. Arculli also serves on the committees of various government and public service bodies. Mr. Arculli is Chairman of Hong Kong Exchanges and Clearing Limited and a Director of a number of listed companies in Hong Kong. He has served on the Legislative Council from 1988 to 2000.

George Colin Magnus*

Aged 72. Appointed to the Board in 1985. He was Chairman from 1993 to October 2005. Mr. Magnus is a Non-executive Director of Cheung Kong, Hutchison and CKI, all being substantial shareholders of the Company within the meaning of Part XV of the SFO. He holds a Master's degree in Economics.

Holger Kluge*

Aged 66. Appointed to the Board in 1999. He was formerly President of Personal and Commercial Bank, CIBC, one of the largest financial services institutions in North America. He is an Independent Non-executive Director of Hutchison, a substantial shareholder of the Company within the meaning of Part XV of the SFO. He is also a Director of Husky Energy Inc. and Shoppers Drug Mart. He holds a Bachelor of Commerce degree and a Master's degree in Business Administration.

Ralph Raymond Shea*

Aged 74. Appointed to the Board in 1985. He is a solicitor of the Supreme Court of England and of Hong Kong.

Wong Chung-hin*

Aged 74. Appointed to the Board in 1985. He is an Independent Non-executive Director of Hutchison, a substantial shareholder of the Company within the meaning of Part XV of the SFO. He is also an Independent Non-executive Director of The Bank of East Asia, Limited.

Executive Director *Non-executive Director *Independent Non-executive Director

Senior Management

Tso Kai-sum
Group Managing Director
Aged 76. Appointed to the Board in 1985 and became Group Managing Director in 1997. Mr. Tso initially worked with the Hongkong Electric Group from 1966 to 1981, holding the positions of Chief Project Engineer of The Hongkong Electric Company, Limited and Executive Director of Associated Technical Services Limited. In 1981, he joined International City Holdings Limited as an Executive Director. In 1987, he joined the Hutchison Whampoa Group as the Group Managing Director of Hutchison Whampoa Properties. In 1997, he re-joined the Hongkong Electric Group as Group Managing Director. He is also an Executive Director of CKI, a substantial shareholder of the Company. Mr. Tso holds a Bachelor of Science degree in Civil Engineering and is a Chartered Engineer. He is a member of the Institute of Civil Engineers and the Institute of Structural Engineers in the United Kingdom.

Trini Chan Lai-yee
Aged 53, General Manager (Human Resources), has been with the Group since December 2005. Ms. Chan has over 25 years of experience in human resources management and administration. She holds a Bachelor's degree in Politics and Education.

Francis Cheng Cho-ying
Aged 51, General Manager (Generation), has been with the Group since August 1979. Prior to his promotion to the present position, Mr. Cheng has worked in the Technical Services, Operations and Maintenance Departments of the Generation Division. He holds a Bachelor's degree in Chemistry and is a Fellow of the Royal Society of Chemistry in the United Kingdom. He is also a member of the Hong Kong Institution of Engineers.

Chu Wing-kin
Aged 57, General Manager (Group Commercial), has been with the Group since July 1974. Dr. Chu is a Chartered Engineer and a Fellow of the Hong Kong Institution of Engineers and Institution of Engineering and Technology in the United Kingdom. He is also a Fellow of the Institution of Engineers in Australia and holds a Master's and a Doctoral degree in Business Administration.

Francis Lee Lan-yee
Director & General Manager (Engineering)
Aged 67. Appointed to the Board in 1997. Having served the Group for over 30 years in various capacities, Mr. Lee is presently responsible for all the engineering activities of the Group, including the development and operation of power generation, transmission and distribution systems. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer and a Fellow of the Institute of Mechanical Engineers in Hong Kong and the United Kingdom.

Neil Douglas McGee
Group Finance Director
Aged 56. Appointed to the Board in 2005 and became Group Finance Director on 1st February 2006. Mr. McGee worked with the Hongkong Electric Group and the Hutchison Whampoa Group from 1978 holding legal, corporate finance and corporate secretarial positions. He then joined Husky Oil Ltd. in 1998 as Vice President and Chief Financial Officer and from 2000 to October 2005, he served as Vice President and Chief Financial Officer of Husky Energy Inc.. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree.





From left: Lillian Wong Lee-wah, Tso Kai-sum, Tso Che-wah, Francis Cheng Cho-ying, Wan Chi-tin, Mimi Yeung Yuk-chun

Charles Tsai Chao-chung
Aged 51, Director and General Manager of Hongkong Electric International Limited, has been with the Group since June 1987. Mr. Tsai has over 12 years of experience in the power investment sector. He holds a Bachelor of Applied Science Degree in Mechanical Engineering, and is a Registered Professional Engineer and a Chartered Engineer. He is also a member of the Hong Kong Institution of Engineers and the Institute of Mechanical Engineers in the United Kingdom.

Tso Che-wah
Aged 58, General Manager (Projects), has been with the Group since April 1980. Dr. Tso has over 30 years of experience in project management. He holds a Bachelor's degree in Engineering, a Master's degree in Thermal Power Engineering and a Doctoral degree in Business Administration. He is a Chartered Engineer, and a Fellow of the Hong Kong Institution of Engineers and the Institution of Mechanical Engineers in the United Kingdom.

Wan Chi-tin
Director of Engineering (Planning & Development)
Aged 57. Appointed to the Board in 2005. Mr. Wan has worked for the Hongkong Electric Group since 1978, holding various positions within different Group companies. Between September 2000 and June 2003 he served as Chief Executive Officer of Powercor Australia Limited and CitiPower Pty., associate companies of the Group in Australia. He returned to Hong Kong in July 2003 taking up the role of General Manager (Corporate Development). Mr. Wan holds a Bachelor of Science degree in Electrical Engineering and is also a Chartered Engineer. He is an Honorary Fellow of the Energy Institute, a Fellow of the Institution of Engineering and Technology and a Fellow of the Hong Kong Institution of Engineers.

Lillian Wong Lee-wah
Aged 53, Company Secretary, has been with the Group since June 1997. Ms. Wong has over 20 years of experience in company secretarial practice. She is a Fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

Mimi Yeung Yuk-chun
Aged 44, General Manager (Public Affairs), has been with the Group since July 2003. Ms. Yeung has over 20 years of experience in journalism and corporate communications. She holds a Bachelor of Arts degree and a Master's degree in Public Administration.

Yuen Sui-see
Director of Operations
Aged 57. Appointed to the Board on 1st March 2008. Mr. Yuen joined the Hongkong Electric Group in May 1986 and prior to his appointment as an Executive Director, was General Manager (Transmission & Distribution). Mr. Yuen has over 30 years of experience in the transmission and distribution of electricity. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer in the United Kingdom, a Registered Professional Engineer in Hong Kong and a Fellow of the Hong Kong Institution of Engineers.





From left: Charles Tsai Chao-chung, Neil Douglas McGee, Trini Chan Lai-yee, Chu Wing-kin, Francis Lee Lan-yee, Yuen Sui-see

Corporate Governance Report

Corporate Governance Practices

The Company is committed to maintaining high standards of corporate governance. The Company recognises that sound and effective corporate governance practices are fundamental to the smooth, effective and transparent operation of a company and its ability to attract investment, protect the rights of shareholders and stakeholders, and enhance shareholder value.

The Company has complied with the applicable code provisions in the Code on Corporate Governance Practices ("Code") set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") throughout the year ended 31st December 2007 except as noted hereunder.

Board of Directors

The Board, led by the Chairman, is responsible for the approval and monitoring of Group-wide strategies and policies, approval of annual budgets and business plans, evaluating the performance of the Group, and oversight of management. Management is responsible for the day-to-day operations of the Group under the leadership of the Group Managing Director.

As at 31st December 2007, the Board comprised sixteen Directors as follows:

Executive Directors

Mr. Canning Fok Kin-ning
(Chairman)
Mr. Tso Kai-sum
(Group Managing Director)
Mrs. Susan Chow Woo Mo-fong[1]
Mr. Andrew John Hunter
Mr. Kam Hing-lam[2] [3]
Mr. Francis Lee Lan-yee
(Director & General Manager (Engineering))
Mr. Victor Li Tzar-kuoi[3]
Mr. Neil Douglas McGee
(Group Finance Director)
Mr. Frank John Sixt
Mr. Wan Chi-tin
(Director & General Manager (Corporate Development))[4]

Non-executive Directors

Mr. Ronald Joseph Arculli
Mr. George Colin Magnus
Mr. Ewan Yee Lup-yuen[5]



Independent Non-executive Directors

Mr. Holger Kluge

Mr. Ralph Raymond Shea

Mr. Wong Chung-hin

Notes:

(1) Mrs. Susan Chow Woo Mo-fong is also Alternate Director to Mr. Canning Fok Kin-ning and Mr. Frank John Sixt.
(2) Mr. Kam Hing-lam appointed Mr. Chan Loi Shun as his Alternate with effect from 11th February 2008.
(3) Mr. Kam Hing-lam is an uncle of Mr. Victor Li Tzar-kuoi.
(4) Mr. Wan Chi-tin's title has been changed to Director of Engineering (Planning & Development) with effect from 1st March 2008.
(5) Mr. Ewan Yee Lup-yuen resigned as a Director on 2nd January 2008.
(6) Mr. Yuen Sui-see was appointed an Executive Director on 1st March 2008.

Biographical details of the Directors are set out in "The Board of Directors" section on pages 22 to 23 of the Annual Report.

The Board meets at least four times a year. Additional board meeting will be held when warranted. Regular meetings of a year are scheduled during the last quarter of the preceding year providing Directors with adequate time to plan their schedules to attend. The Directors may attend meetings in person, by telephone or other electronic means or by their alternate directors in accordance with the Company's articles of association. Throughout the year, Directors also participate in the consideration and approval of matters of the Company by way of written resolutions circulated to Directors together with supporting explanatory write-up, coupled with briefings from the Group Managing Director, the Group Finance Director and the Company Secretary as required. Directors are required to declare their interests, if any, in the matters to be considered by them during board meetings and in the circular resolutions.

Directors at all times have full access to information on the Group. They have independent access to senior management for information on the Group and unrestricted access to the services of the Company Secretary. Further, a procedure has been established to enable Directors to seek independent professional advice whenever deemed necessary by them at the Company's expense.

Directors receive at least 14 days prior written notice of a regular meeting and may propose matters for discussion to be included in the agenda. An agenda with supporting board papers is sent to Directors no less than three days prior to a regular meeting.

The Board held five meetings during the 2007 financial year. The record of attendance of each Director is as follows:

	Name of Director	Number of Meetings Attended
Executive Directors	Mr. Canning Fok Kin-ning *(Chairman)*	5
	Mr. Tso Kai-sum *(Group Managing Director)*	5
	Mrs. Susan Chow Woo Mo-fong	5
	Mr. Andrew John Hunter	5
	Mr. Kam Hing-lam	4
	Mr. Francis Lee Lan-yee	5
	Mr. Victor Li Tzar-kuoi	4
	Mr. Neil Douglas McGee	5
	Mr. Frank John Sixt	5*
	Mr. Wan Chi-tin	5
Non-executive Directors	Mr. Ronald Joseph Arculli	4
	Mr. George Colin Magnus	5
	Mr. Ewan Yee Lup-yuen	5
Independent Non-executive Directors	Mr. Holger Kluge	3
	Mr. Ralph Raymond Shea	5
	Mr. Wong Chung-hin	5

*One meeting was attended by his Alternate Director.

The minutes of board meetings are prepared by the Company Secretary with details of the decisions reached, any concerns raised and dissenting views expressed. The draft minutes are sent to all Directors within a reasonable time after each meeting for their comment before being formally signed by the chairman of the meeting. Copies of the final version of board minutes are sent to Directors for their information and records. The signed minutes are kept in safe custody by the Company Secretary and are available for inspection by Directors.

During the year, the Chairman and the Non-executive Directors held two meetings without the presence of the Executive Directors.

As Directors, including the Non-executive Directors, are required to retire and be subject to re-election by shareholders every three years, the Non-executive Directors have not been appointed for a specific term as provided for under Code A.4.1 of the Code. From 15th October 2007, in order to comply fully with the Code, the Non-executive Directors have been appointed on annual twelve-month basis.

Directors are required to retire from office by rotation and are subject to re-election by shareholders at the annual general meeting once every three years pursuant to the articles of association of the Company. Directors retiring by rotation and offering themselves for re-election at the forthcoming annual general meeting are Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mr. Ronald Joseph Arculli, Mrs. Susan Chow Woo Mo-fong, Mr. Andrew John Hunter, Mr. Kam Hing-lam, Mr. Holger Kluge, Mr. Victor Li Tzar-kuoi and Mr. George Colin Magnus. Additional Directors appointed subsequent to the annual general meeting are required to retire and offer themselves for re-election at the next annual general meeting. Mr Yuen Sui-see, a Director appointed on 1st March 2008, will retire in accordance with this provision at the forthcoming annual general meeting and will offer himself for re-election. None of the abovementioned Directors has a service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

The Chairman and the Group Managing Director may recommend candidates for election to the Board. The principal consideration is to build an effective and complementary board with the expertise, skills and experience relevant to the Group's businesses. Potential candidates for Independent Non-executive Director will also be reviewed to determine whether they are independent according to the requirements of the Listing Rules, and their ability to devote sufficient time to Board and committee meetings. Credentials of candidates are put forward to the Board for consideration in respect of any proposed appointment of new Director. During 2007, no additional Director was appointed by the Board.

Newly appointed Directors receive briefings and a package of orientation materials on the operations and businesses of the Group, together with information relating to duties and responsibilities of directors under statutory regulations and the Listing Rules. The Company Secretary updates Directors on the latest developments and changes to the Listing Rules and the applicable legal and regulatory requirements regarding subjects necessary in the discharge of their duties. As part of the continuous professional development exercise, Directors are invited to seminars on corporate governance and directors' duties conducted by members of the legal profession.

Directors' Securities Transactions

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors ("Model Code") set out in Appendix 10 of the Listing Rules as the Group's code of conduct regarding Directors' securities transactions. All Directors have confirmed following specific enquiry that they have complied with the required standards set out in the Model Code throughout the year ended 31st December 2007.

Senior managers who are likely to be in possession of unpublished price sensitive information regarding the Company and its securities are also required to comply with the Model Code.

Directors' Responsibility for Preparing Accounts and publishing required disclosures

Annual and Interim Reports and Accounts

The Directors acknowledge their responsibility to prepare financial statements for each half and full financial year which give a true and fair view of the state of affairs of the Company and of the Group. The annual and interim results of the Company are published in a timely manner within three months and two months respectively after the end of the relevant periods.

Accounting Policies

The Directors consider that in preparing financial statements, the Group ensures statutory requirements are met and applies appropriate accounting policies that are consistently adopted and makes judgments and estimates that are reasonable and prudent in accordance with the applicable accounting standards.

Accounting Records

The Directors are responsible for ensuring the Group keeps proper accounting records which disclose at any time the financial position of the Group upon which financial statements of the Group could be prepared in accordance with statutory requirements and the Group's accounting policies.

Safeguarding Assets

The Directors are responsible for taking all reasonable and necessary steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities within the Group.

Going Concern

The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and are not aware of material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. The Group's financial statements have accordingly been prepared on a going concern basis.

Disclosure

The Board is aware of the requirements under the applicable Listing Rules and statutory regulations with regard to the timely and proper disclosure of price sensitive information, announcements and financial disclosures and authorises their publication as and when required.

Chairman and Group Managing Director

The positions of the Chairman (Mr. Canning Fok Kin-ning) and the Group Managing Director (Mr. Tso Kai-sum) are held by separate individuals.

The Chairman is responsible for providing leadership to, and overseeing the functioning and effective running of, the Board to ensure that the Board acts in the best interests of the Group. The Chairman approves Board meeting agendas and ensures that Board meetings are planned and conducted effectively. In addition to Board meetings, the Chairman holds meetings with Executive Directors and at least one meeting annually with Non-executive Directors without the presence of Executive Directors. The Chairman also acts in an advisory capacity to the Group Managing Director in all matters covering the interests and management of the Group.

The Group Managing Director, working with the executive management team of each operating unit, is responsible for managing the businesses of the Group, attending to the formulation and successful implementation of Group policies and assuming full accountability to the Board for all Group operations. The Group Managing Director attends to developing

strategic operating plans and is directly responsible for maintaining the operational performance of the Group. Working with the Group Finance Director, other Executive Directors and the general manager of each operational division, he ensures that the funding requirements of the businesses are met and closely monitors the operating and financial results of the businesses against plans and budgets, taking remedial action when necessary. He maintains an ongoing dialogue with the Chairman and all other Directors to keep them informed of all major business development and issues. He is also responsible for building and maintaining an effective team to support him in his role.

Independent Non-executive Directors

The Board must satisfy itself that an Independent Non-executive Director does not have any material relationship with the Group. The Board is also guided by the criteria of independence as set out in the Listing Rules in determining the independence of Directors.

Each of Messrs. Holger Kluge, Ralph Raymond Shea and Wong Chung-hin, Independent Non-executive Directors of the Company, has provided to the Company a confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Board continues to consider all the Independent Non-executive Directors to be independent.

Directors' Interests in Contracts of Significance

No contract of significance to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest subsisted at the end of or at any time during the year ended 31st December 2007.


HONGKONG ELECTRIC HOLDINGS LIMITED
ANNUAL GENERAL MEETING
香港電燈集團有限公司

The Company's annual general meeting is a main channel of communication between Directors and shareholders.

Directors' Interests in Securities of the Company

At 31st December 2007, the interests of the Directors in the issued share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SF Ordinance")) as recorded in the register required to be kept under section 352 of the SF Ordinance were as follows:

Long Positions in Shares of the Company

Name of Director	Capacity	Nature of Interests	Number of Shares Held	Total	Approximate % of Shareholding
Francis Lee Lan-yee	Beneficial owner	Personal	739	739	≈ 0%
Ronald Joseph Arculli	Interest of controlled corporation	Corporate	2,011	2,011	≈ 0%
Victor Li Tzar-kuoi	Interest of child or spouse	Family	151,000		
	Beneficiary of trusts	Other	829,599,612 (Notes 1 and 2)	829,750,612	≈ 38.87%

Notes:

(1) These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI").

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a Director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SF Ordinance as a Director of the Company. Although Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SF Ordinance.

(2) Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of the subsidiaries and associated companies of the Company held through the Company under the SF Ordinance.

Save as disclosed above, at 31st December 2007, none of the Directors or chief executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SF Ordinance) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SF Ordinance (including interest and short positions which they were taken or deemed to have under such provisions of the SF Ordinance) or which were recorded in the register required to be kept by the Company under Section 352 of the SF Ordinance, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Directors' Interests in Competing Business

During the year of 2007, the interests of Directors in businesses which may compete with the Group's business of investing overseas in power generation, transmission and distribution and other infrastructure facilities ("Overseas Business") were as follows:

Name of Director	Name of Company	Nature of Interests
Canning Fok Kin-ning	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director
Tso Kai-sum	Cheung Kong Infrastructure Holdings Limited	Executive Director
Susan Chow Woo Mo-fong	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director
Andrew John Hunter	Cheung Kong Infrastructure Holdings Limited	Executive Director
	Spark Infrastructure Group	Non-executive Director
Kam Hing-lam	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director
	Spark Infrastructure Group	Non-executive Director
Victor Li Tzar-kuoi	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director
George Colin Magnus	Hutchison Whampoa Limited	Non-executive Director
	Cheung Kong Infrastructure Holdings Limited	Non-executive Director
Frank John Sixt	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director

The Board is of the view that the Group is capable of carrying on its Overseas Business independent of, and at arm's length from the businesses of the above companies. When making decisions on the Overseas Business, the above Directors, in the performance of their duties as Directors of the Company, have acted and will continue to act in the commercial best interest of the Group and all its shareholders.

Remuneration Committee

The Remuneration Committee is chaired by the Chairman, Mr. Canning Fok Kin-ning with Mr. Ralph Raymond Shea and Mr. Wong Chung-hin, both Independent Non-executive Directors as members.

The principal responsibilities of the Remuneration Committee include reviewing and considering the Company's policy for remuneration of Executive Directors and senior management, and determining their remuneration packages. The Remuneration Committee reports to the Board of its decisions and recommendations at the next Board meeting after the meeting of the Committee. Committee members may seek independent professional advice at the expense of the Company to discharge their duties as members of the Committee. The terms of reference of the Remuneration Committee are published on the Company's website.

The Group's human resources division assists the Remuneration Committee by providing relevant remuneration data and market conditions for the Committee's consideration. The remuneration of Executive Directors and senior management is determined with reference to the Company's performance and profitability, as well as remuneration benchmarks in the industry and the prevailing market conditions. Remuneration is performance-based and coupled with an incentive system is competitive to attract and retain talented employees.

The Remuneration Committee held one meeting in 2007 which was attended by all members. During the meeting, the Committee considered and determined the performance-based bonus payable to the full time Executive Directors and senior management of the Group in respect of the 2007 financial year and their remuneration for the next year. None of the Executive Directors or senior management participated in the determination of their own remuneration.

Audit Committee

The Audit Committee comprises four members. It is chaired by Mr. Wong Chung-hin (an Independent Non-executive Director) and the other members are Mr. Ronald Joseph Arculli (a Non-executive Director), Mr. Holger Kluge (an Independent Non-executive Director) and Mr. Ralph Raymond Shea (an Independent Non-executive Director). None of the Committee members is a partner or former partner of KPMG, the Group's external auditors.

The Audit Committee reports directly to the Board of Directors and its principal responsibilities include the review and supervision of the Group's financial reporting and internal control systems and the review of the Company's financial statements. The Audit Committee also meets regularly with the Company's external auditors to discuss the audit process and accounting issues. The chairman of the Committee summarises the subjects discussed and decisions or recommendations made in a written report to the Board after each meeting. Committee members may seek independent professional advice at the expense of the Company to discharge their duties as members of the Committee. The terms of reference of the Audit Committee are published on the Company's website.

The Audit Committee held two meetings in 2007. The record of attendance of its members is as follows:

Name of Member	Number of Meetings Attended
Mr. Wong Chung-hin *(Chairman)*	2
Mr. Ronald Joseph Arculli	2
Mr. Holger Kluge	2
Mr. Ralph Raymond Shea	2

During those meetings, the Audit Committee reviewed and considered the Group accounts and Annual Report for the year ended 31st December 2006, the audit fee for the 2006 Group accounts, the re-appointment of auditors, the internal control assessment declaration for the year 2006 in respect of the effectiveness of the system of internal controls of the Group made by the Group Managing Director and Group Finance Director, the Group's risk management report as of December 2006, non-audit services provided by KPMG in the year 2006, internal audit plan for 2007, the accounts for the six months ended 30th June 2007, the Group's policy on hiring employees or former employees of the external auditors, and all internal audit reports compiled during the year. Representatives from KPMG, the external auditors, were invited to attend one of the meetings and they discussed the 2006 audited accounts and various accounting issues with the Committee. Committee members also considered the external audit plan for the 2007 financial statements which was circulated to them for review.

Internal Control and Risk Management

Introduction

The Board has overall responsibility for the Group's system of internal control and reviews its effectiveness to ensure that policies and procedures in place for the identification and management of risks are adequate.

The Audit Committee assists the Board in meeting its responsibility for maintaining an effective system of internal controls. The Committee reviews all material controls, including financial, operational and compliance controls and risk management functions. It reviews the process by which the Group evaluates its control environment and its risk assessment process, and the way in which business and control risks are managed. It also reviews the annual work plans of the Group Manager - Internal Audit, and considers the report of the Group Managing Director and Group Finance Director to the Committee on the effectiveness of internal controls in the Group business operations. These reviews and reports are taken into consideration by the Committee when it makes its recommendation to the Board for approval of the annual consolidated financial statements.

Internal Control Environment

The Group's management encourages a risk aware and control conscious environment throughout the Company. Management sets objectives, performance targets and policies for the management of key risks including strategic planning, business operations, acquisitions, investments, expenditure control, treasury, environment, health and safety, and customer service. Defined levels of responsibility and authority together with reporting procedures have been put in place.

Full-time Executive Directors review operational and financial reports and key operating statistics of each division and hold regular meetings with the division general managers to review their reports.

Full-time Executive Directors and senior executives are appointed to the boards and board committees of all material operating subsidiaries and associates for monitoring the operations of those companies. There is a comprehensive system for reporting information by those companies to the Company's management.

Budgets are prepared annually by the management of the operating units and are subject to review and approval firstly by the Group Managing Director and then by the Board. Re-forecasts of operating results for the current year are prepared on a quarterly basis, reviewed for differences to the budget and for approval by the Executive Directors.

The Group Finance Director has established guidelines and procedures for the approval and control of expenditures. Operating expenditures are subject to overall budget control, with approval levels being set by reference to the level of authority of each executive and officer. Capital expenditures are also subject to overall control within the approved budget of individual projects with more specific control and approval being required for overspending, unbudgeted expenditures and material expenditures within the approved budget. Monthly reports of actual versus budgeted and approved expenditures are also reviewed.

The Group Finance Director is in charge of the treasury function overseeing the Group's investment and lending activities. Treasury regularly reports on the Group's cash and liquid investments, borrowings and movements thereto, outstanding contingent liabilities and financial derivatives commitments. The Board has approved and adopted treasury policies to manage the financial risks of the Group and the operational risks associated with such risk management activities.

The Group Manager-Internal Audit, reporting to the Group Finance Director, provides independent assurance as to the existence and effectiveness of the risk management activities and controls in the Group's business operations. Using risk assessment methodology and taking into account the dynamics of the Group's activities, Internal Audit prepares its yearly audit plan which is reviewed and approved by the Audit Committee. Internal Audit's reports on the Group's operations are reviewed by the Audit Committee. Internal Audit follows up on its reports to ensure that its recommendations are implemented by the operating units. The scope of work performed by Internal Audit includes financial and operations review, recurring and unscheduled audits, fraud investigation and productivity efficiency reviews. With the assistance of Internal Audit, the Group Managing Director and Group Finance Director assess the Group's internal control system, formulate an opinion on the system, and report their findings to the Audit Committee and the Board.

Each division is required to undertake risk identification, mitigation and monitoring by compiling and updating on an ongoing basis a risk register taking into account emerging issues and new regulations. An internal control self assessment has also been established requiring division general managers and department heads to half-yearly assess the effectiveness of controls over the operations within their areas of accountability and compliance with applicable laws and regulations.

Reports from the external auditors on internal controls, if any, are presented to the Audit Committee. These reports are considered and reviewed and the appropriate action taken if required.

The Group Managing Director and Group Finance Director have the responsibility of developing and implementing risk mitigation strategies including the deployment of insurance to transfer the financial impact of risk. The Company Secretary, working with the operating units, is responsible for arranging appropriate insurance coverage for the Group.

Code of Conduct

The Group places great emphasis on employees' ethical standards and integrity in all aspects of its operations. Employees are required to adhere to the standards set out in the Group's Code of Conduct.

External Auditors

Independence

An independence confirmation has been obtained from KPMG, the external auditors, confirming that they

have been for the year ended 31st December 2007 independent of the Group in accordance with the independence requirements of the Hong Kong Institute of Certified Public Accountants.

Rotation of engagement partner

KPMG adopts a policy of rotating every seven years the engagement partner servicing its client companies. A rotation took effect for the audit of the 2007 financial statements.

Reporting Responsibilities

The reporting responsibilities of KPMG are stated in the Independent Auditor's Report on page 49 of the Annual Report.

Remuneration

An analysis of the fees of KPMG and other external auditors is shown in note 8 to the financial statements on page 70 of the Annual Report.

Shareholders

The Company has established a range of communication channels between itself and its shareholders, investors and other stakeholders. These include the annual general meeting, the annual and interim reports, notices, announcements and circulars, the Company's website at www.heh.com and meetings with investors and analysts.

2007 Annual General Meeting

The annual general meeting is a main channel of communication between Directors and shareholders. The 2007 Annual General Meeting was held on 10th May 2007. The notice of meeting, the Company's annual report and the circular containing information on the proposed resolutions were sent to shareholders more than 21 days prior to the meeting. The chairman and members of the Audit Committee and the Remuneration Committee were available to answer questions from the shareholders.

At the meeting, a separate resolution was proposed by the Chairman in respect of each substantially separate issue, and voting on each resolution was conducted by way of a poll. The procedure for demanding a poll by shareholders was set out in the circular despatched together with the Company's annual report, and the poll voting procedure was explained fully to shareholders during the meeting. Computershare Hong Kong Investor Services Limited, the Company's share registrar, was appointed as scrutineer to monitor and count the poll votes cast at the meeting. The resolutions proposed at the meeting and the percentage of votes cast in favour of them are set out below:–

- Statement of accounts and the reports of the directors and auditors for the year ended 31st December 2006 (99.9928%);
- Declaration of a final dividend of HK$1.27 per share (99.9999%);
- Election of Messrs. Francis Lee Lan-yee and Frank John Sixt as Directors (99.5378% and 99.5415% respectively);
- Re-appointment of KPMG as auditors and authorisation of Directors to fix their remuneration (99.9940%);
- General mandates to Directors to issue additional shares of the Company (61.9887%) and to repurchase shares of the Company (99.9969%), and extension of the general mandate to issue shares (70.4315%).

The results of the poll were posted on the Stock Exchange's and the Company's websites on the same day of the meeting and published in the newspapers on the next day.

Extraordinary General Meeting

An Extraordinary General Meeting was held on 27th December 2007 for the purpose of approving the acquisition of 50% of the entire issued share capital of Stanley Power Inc. from Cheung Kong Infrastructure Holdings Limited ("CKI"). A circular containing information on the proposed resolution, including the respective advice of the independent board committee and the independent financial adviser, and notice of the meeting were sent to shareholders on 20th November 2007 and 7th December 2007 respectively. At the meeting, the independent board committee was available to answer questions from shareholders, and voting was conducted by way of a poll. The procedure for demanding a poll by shareholders was set out in the circular, and the poll voting procedure was explained fully to shareholders during the meeting. As the acquisition constituted a connected transaction under the Listing Rules, CKI and its associates had abstained from voting. Computershare Hong Kong Investor Services Limited, the Company's share registrar, was appointed as scrutineer to monitor and count the poll votes cast at the meeting. The percentage of votes cast in favour of the resolution was 99.9947%. The poll results were posted on the Stock Exchange's and the Company's websites on the same day of the meeting and published in the newspapers on the next day.

Company's Website

The Company maintains a website at www.heh.com. For the dissemination of published information, the Company uploads such information including press releases, results announcements and other announcements onto its website.

Memorandum and Articles of Association

No changes were made to the memorandum and articles of association of the Company during the year ended 31st December 2007.

Key Dates

Announcement of 2007 interim results	9th August 2007
Payment of 2007 interim dividend (58 cents per share)	21st September 2007
Announcement of audited results for the year ended 31st December 2007	6th March 2008
Last day to register for 2007 final dividend	7th May 2008
Closure of register of members	8th May 2008 to 15th May 2008
2008 annual general meeting	15th May 2008
Payment of 2007 final dividend	16th May 2008

Connected Transaction

During the year, the Company entered into a connected transaction. On 30th October 2007, the Company and Cheung Kong Infrastructure Holdings Limited ("CKI"), a substantial shareholder holding approximately 38.87% of the issued share capital of the Company, entered into an agreement ("Agreement") pursuant to which CKI agreed to procure the sale and the Company agreed to procure the purchase by its subsidiary of 50% of the entire issued share capital of Stanley Power Inc. ("Stanley"). Stanley, a wholly owned subsidiary of CKI, had made an offer ("Offer") to purchase all of the outstanding units ("Units") of TransAlta Power, L.P. ("TransAlta Power") on the basis of CAD$8.38 per Unit. TransAlta Power has a 49.99% of partnership interest in TransAlta Cogeneration, L.P. which owns interests in five gas-fired cogeneration facilities in Alberta, Ontario and Saskatchewan, Canada and in a coal-fired, mine mouth generation facility in Alberta.



A comprehensive website helps HK Electric communicate with shareholders, customers and other stakeholders.

Pursuant to the Agreement, the consideration payable by the Company to CKI was an amount equivalent to (a) CAD$1,000,000 being 50% of the initial capital in Stanley plus (b) 50% of the aggregate amount of the amount paid by Stanley for the purchase of the Units, the amount paid for the interest of the general partner of TransAlta Power in TransAlta Power and the costs of the Offer and its related transactions (but excluding any amount or costs paid with the initial share capital in Stanley), less (c) 50% of the amount outstanding under the bridge facility ("Bridge Facility") to be obtained by Stanley for paying the costs of the acquisition of the Units. The Company also agreed to assume the guarantee in respect of the Bridge Facility to the extent of 50% of its amount on a several basis.

The Agreement and its related transactions were approved by independent shareholders (being shareholders other than CKI and its associates) of the Company at an extraordinary general meeting held on 27th December 2007 and completion of the Agreement took place on 28th December 2007.

The Agreement constituted a connected transaction of the Company under the Listing Rules. Shareholders have been informed of the Agreement in an announcement posted on the respective websites of the Stock Exchange and the Company on 30th October 2007, and a circular to shareholders dated 20th November 2007, and the particulars thereof are herein disclosed pursuant to Rule 14A.45 of the Listing Rules.

Financial Summary

Commentary on the Consolidated Profit and Loss Account and Balance Sheet

Consolidated Profit and Loss Account	2007 HK$M	2006 HK$M	Increase/ (Decrease) HK$M	%	Commentary
Turnover	**12,524**	12,181	343	2.8	The increase is mainly due to higher electricity sales and no special rebate in 2007.
Other Revenue and Other Net Income	**1,547**	1,044	503	48.2	The increase is mainly due to an actuarial adjustment to retirement scheme and higher interest income from cash deposits partly offset by classification of the investment in Northern Gas Networks Limited as an associate with effect from 2007 with its income accounted for under the equity method.
Direct and Other Operating Costs	**5,202**	4,891	311	6.4	The increase is mainly due to higher Government rates and depreciation.
Finance Costs	**634**	420	214	51.0	The increase is mainly due to less interest capitalised and higher interest rates.
Share of Profits less Losses of Associates	**524**	229	295	128.8	The increase is mainly due to higher earnings from the Australian electricity businesses and share of earnings from Northern Gas Networks Limited.
Income Tax	**1,296**	1,301	(5)	-0.4	The decrease is mainly due to reversal of over-provision of income tax in prior years.
Scheme of Control Transfers	**15**	–	15	–	Scheme of Control ("SOC") Transfers are calculated in accordance with the SOC Agreement.
Profit Attributable to Equity Shareholders					
– Hong Kong Operations	**6,727**	6,173	554	9.0	The increase is mainly due to higher electricity sales, no special rebate, actuarial adjustment to retirement scheme and higher interest income from cash deposits partly offset by higher costs.
– International Operations	**721**	669	52	7.8	The increase is mainly due to higher earnings from the Australian electricity businesses and a stronger Australian dollar.
Profit for the Year	**7,448**	6,842	606	8.9	

Consolidated Balance Sheet	2007 HK$M	2006 HK$M	Increase/ (Decrease) HK$M	%	Commentary
Fixed Assets	**46,058**	46,496	(438)	-0.9	The Group's capital expenditure for 2007 amounted to HK$1,747 million, invested principally in generation, transmission and distribution assets. Depreciation and amortisation charges for the year were HK$2,144 million. Total disposals of fixed assets amounted to HK$41 million (net book value).
Interest in Associates	**9,071**	6,339	2,732	43.1	The increase is mainly due to classification of the investment in Northern Gas Networks Limited as an associate from 2007 instead of as available-for-sale investment, a stronger Australian dollar and the acquisition of new investments.
Other Assets	**15,546**	14,944	602	4.0	The increase is mainly due to higher cash deposits and employee retirement benefit assets partly offset by reclassification of the investment in Northern Gas Networks Limited as an associate from 2007.
Bank Loans and Other Borrowings	**13,495**	14,689	(1,194)	-8.1	The decrease is mainly due to less financing requirements for the Hong Kong electricity business.
Current and Deferred Taxation	**5,868**	5,983	(115)	-1.9	The decrease is mainly due to settlement of provisional profits tax in 2007.
Other Liabilities	**3,193**	3,022	171	5.7	The increase is mainly due to the higher employee retirement benefit liabilities and customers' deposits balance.
Development Fund and Rate Reduction Reserve	**15**	–	15	–	The balances are calculated in accordance with the SOC Agreement.
Net Assets	**48,104**	44,085	**4,019**	9.1	
			↑		
Net Gains Not Recognised in Consolidated Profit and Loss Account			**519**		Exchange differences arising on the translation of the Group's investment in overseas subsidiaries and associates, cash flow hedge derivative financial instruments and actuarial gains and losses on employee retirement schemes which were credited directly to reserves.
			↑		
Dividends Paid			**(3,948)**		Previous year's final dividend and current year's interim dividend, which were approved and paid during 2007.
			↑		
Profit for the Year			**7,448**		

Financial Review

Capital Expenditure, Liquidity and Financial Resources

Capital expenditure during the year amounted to HK$1,747 million, which was primarily funded by cash from operations. Total external borrowings outstanding at the year end were HK$13,495 million (2006 : HK$14,689 million), comprising unsecured bank loans and debt securities in issue. In addition, the Group had undrawn committed bank facilities of HK$7,145 million (2006 : HK$5,686 million) and available liquid funds of HK$12,180 million (2006 : HK$10,462 million).

Treasury Policies, Financing Activities and Capital Structure

The Company manages its financial risks in accordance with guidelines laid down in its treasury policy, which is approved by the Board. The Company aims to ensure that adequate financial resources are available for refinancing and business growth whilst managing the Group's currency, interest rate and counterparty credit risks.

In January 2007, The Hongkong Electric Company, Limited ("Hongkong Electric"), through its subsidiary, Hongkong Electric Finance Limited, issued HK$500 million fixed rate notes due 2012 at a coupon rate of 4.32% p.a.. During the third quarter of 2007, Hongkong Electric refinanced HK$5 billion of its bank facilities at competitive rates and at the same time, extended the Group's debt maturity profile.

Following a review of the financing structure of its UK investment, the Company refinanced approximately 50% of its equity contribution with bank borrowings in November 2007.

The Group's financial profile remained strong during the year. Standard and Poor's affirmed the A+ long term credit ratings of Hongkong Electric Holdings Limited and Hongkong Electric with a stable outlook in January 2008. As at 31st December 2007, net debt of the Group was HK$1,315 million (2006 : HK$4,227 million) with a net debt-to-equity ratio of 3% (2006 : 10%).

The profile of the Group's external borrowings, after taking into account currency and interest rate swaps, was as follows:

By Currency


6% Sterling Pounds
31% Australian Dollars
63% Hong Kong Dollars

By Maturity


14% Beyond 5 Years
16% Within 1 Year
70% Between 2 and 5 Years

By Structure


25% Capital Market Instruments
75% Bank Loans

By Interest Rate Structure


41% Floating Rate
59% Fixed Rate

Currency and interest rate risks are actively managed in accordance with the Group's treasury policy. Derivative financial instruments are used primarily for managing interest rate and foreign currency risks and not for speculative purposes. Treasury transactions are only executed with counterparties with acceptable credit ratings to control credit risk exposure.

The Group's policy is to maintain a portion of its debt in fixed or capped interest rates. Interest rate risk is managed by either securing fixed or floating rate borrowings or by using interest rate swaps and caps. As at 31st December 2007, 59% of the Group's total borrowings were fixed rate.

The Group's principal foreign currency exposures arise from its overseas investments and from the import of fuel and capital equipment for Hongkong Electric. Foreign currency transaction exposure is managed, utilising forward contracts and currency swaps. As at 31st December 2007, over 95% of the Group's transaction exposure was either denominated in US dollars or hedged into Hong Kong or US dollars. Where considered appropriate, foreign currency exposure arising from the Group's overseas investments is mitigated by financing those investments in local currency borrowings. Foreign currency fluctuations will affect the translated value of the net assets of overseas investments, with the resultant translation differences included in the Group's reserve account. Since such differences do not have any impact on cash flows until the investments are disposed of, currency translation exposure is not hedged.

The contractual notional amounts of derivative financial instruments outstanding at 31st December 2007 amounted to HK$9,576 million (2006 : HK$5,306 million).

Charges on Group Assets

The shares of an associate were pledged as part of the security arrangements for project financing facilities for that associate. The carrying value of the associate as at 31st December 2007 was HK$281 million (2006 : HK$75 million).

Contingent Liabilities

The Company had given guarantees in respect of banking facilities made available to an associate amounting to HK$2,482 million (2006 : HK$nil).

The Company had given guarantees and indemnities in respect of bank and other borrowing facilities made available to and financial commitments of subsidiaries totalling HK$5,286 million (2006 : HK$5,563 million). Out of this amount, HK$5,156 million (2006 : HK$5,257 million), while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

A wholly-owned subsidiary of the Company, Hongkong Electric, has given guarantees to third parties in respect of the value of leased equipment of HK$210 million (2006 : HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay levels are monitored to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2007, excluding directors' emoluments, amounted to HK$843 million (2006 : HK$887 million). As at 31st December 2007, the Group employed 1,879 (2006 : 1,931) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group provides training for employees in management and functional skills, language skills, computer knowledge and technology relevant to the Group's industry by both classroom training and e-learning platforms. Educational courses relevant to the job are also provided to develop and enhance the general skills and knowledge of employees.

Report of the Directors

(Expressed in Hong Kong Dollars)

The Directors have pleasure in submitting their Annual Report together with the audited financial statements for the year ended 31st December 2007.

Principal Activities

The principal activity of the Company is investment holding and the principal activities of the subsidiaries are the generation and supply of electricity. Particulars of the Company's principal subsidiaries are set out in Appendix 2 on page 108 of the financial statements.

Financial Statements

The Consolidated Profit and Loss Account for the year ended 31st December 2007 is set out on page 50 and shows the Group profit after tax and Scheme of Control transfers, of $7,448 million (2006 : $6,842 million). The state of the Company's and the Group's affairs as at 31st December 2007 are set out in the financial statements on pages 50 to 109.

Dividends

An interim dividend of 58 cents (2006 : 58 cents) per ordinary share was paid to shareholders on 21st September 2007 and the Directors recommended a final dividend of $1.43 (2006 : $1.27) per ordinary share payable on 16th May 2008 to shareholders who are registered on the register of members on 15th May 2008.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 28 to the financial statements.

Charitable Donations

Charitable donations made by the Group during the year amounted to $3 million (2006 : $2 million).

Fixed Assets

Additions of fixed assets for the year amounted to $1,747 million (2006 : $2,305 million). The movements in fixed assets during the year are set out in note 14 to the financial statements.

Subsidiaries

The names, principal activities, places of incorporation and operation and particulars of the issued share capital and debt securities of the principal subsidiaries are set out in Appendix 2 on page 108 of the financial statements.

Summary of Five Year Financial Results

The summary of five year financial results of the Group is set out on page 110.

Major Customers and Suppliers

The Group's five largest customers combined did not exceed 30% of the Group's total turnover for each of the years ended 31st December 2007 and 2006.

The largest supplier of revenue items for the year represents 28.7% (2006 : 20.5%) of the Group's total purchase of revenue items, and the combined total of the largest five suppliers accounts for 68.9% (2006 : 64.7%) for the year ended 31st December 2007.

At no time during the year have the directors, their associates or any shareholders of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interest in the above major customers and suppliers.

Directors

The Directors in office during the year were Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mrs. Susan Chow Woo Mo-fong, Mr. Andrew John Hunter, Mr. Kam Hing-lam, Mr. Francis Lee Lan-yee, Mr. Victor Li Tzar-kuoi, Mr. Neil Douglas McGee, Mr. Frank John Sixt, Mr. Wan Chi-tin, Mr. Ronald Joseph Arculli, Mr. George Colin Magnus, Mr. Ewan Yee Lup-yuen, Mr. Holger Kluge, Mr. Ralph Raymond Shea and Mr. Wong Chung-hin.

Mrs. Susan Chow Woo Mo-fong, a Director, also served as Alternate Director to Mr. Canning Fok Kin-ning and Mr. Frank John Sixt during the year.

Mr. Ewan Yee Lup-yuen resigned as a Director on 2nd January 2008.

Mr. Chan Loi-shun was appointed as Alternate Director to Mr. Kam Hing-lam on 11th February 2008.

Mr. Yuen Sui-see was appointed as an Executive Director on 1st March 2008.

Messrs. Canning Fok Kin-ning, Tso Kai-sum, Ronald Joseph Arculli, Andrew John Hunter, Kam Hing-lam, Holger Kluge, Victor Li Tzar-kuoi, George Colin Magnus and Mrs. Susan Chow Woo Mo-fong will retire by rotation at the forthcoming Annual General Meeting to be held on 15th May 2008 in accordance with Article 116 of the Company's Articles of Association and Code Provision A.4.2 set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), while Mr. Yuen Sui-see will retire at the said Meeting in accordance with Article 99 of the Company's Articles of Association. The abovementioned Directors, being eligible, offer themselves for re-election.

Interests of Shareholders Discloseable under the Securities and Futures Ordinance ("SF Ordinance")

According to the register kept under Section 336 of the SF Ordinance and information received by the Company, at 31st December 2007, shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SF Ordinance were as follows:

Long Positions in Shares of the Company

Name	Capacity	Number of Shares Held		Approximate % of Shareholding
Silchester International Investors Limited	Investment Manager	128,423,957		6.02%
Interman Development Inc.	Beneficial owner	186,736,842	*(Note 1)*	8.75%
Venniton Development Inc.	Beneficial owner	197,597,511	*(Note 1)*	9.26%
Univest Equity S.A.	Beneficial owner	279,011,102	*(Note 1)*	13.07%
Monitor Equities S.A.	Beneficial owner & Interest of controlled corporation	287,211,674	*(Note 1)*	13.46%
Hyford Limited	Interest of controlled corporations	829,599,612	*(Note 2)*	38.87%
Cheung Kong Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612	*(Note 2)*	38.87%
Hutchison Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612	*(Note 3)*	38.87%
Hutchison International Limited	Interest of controlled corporations	829,599,612	*(Note 3)*	38.87%
Hutchison Whampoa Limited	Interest of controlled corporations	829,599,612	*(Note 3)*	38.87%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	829,599,612	*(Note 4)*	38.87%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	829,599,612	*(Note 5)*	38.87%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	829,599,612	*(Note 6)*	38.87%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	829,599,612	*(Note 6)*	38.87%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	829,599,612	*(Note 6)*	38.87%

Notes:

(1) *These are direct or indirect wholly-owned subsidiaries of Hyford Limited ("Hyford") and their interests are duplicated in the same 829,599,612 shares of the Company held by Hyford described in Note (2) below.*

(2) *Cheung Kong Infrastructure Holdings Limited ("CKI") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (1) above as it holds more than one-third of the issued share capital of Hyford indirectly. Its interests are duplicated in the interest of Hutchison Whampoa Limited ("HWL") in the Company described in Note (3) below.*

(3) *HWL is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (2) above as it holds more than one-third of the issued share capital of Hutchison International Limited, which holds more than one-third of the issued share capital of Hutchison Infrastructure Holdings Limited ("HIH"). HIH holds more than one-third of the issued share capital of CKI.*

(4) *Cheung Kong (Holdings) Limited ("CKH") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (3) above as certain subsidiaries of CKH hold more than one-third of the issued share capital of HWL.*

(5) *Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of The Li Ka-Shing Unity Trust ("UT1") is deemed to be interested in those shares of the Company described in Note (4) above as TUT1 as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of CKH.*

(6) *By virtue of the SF Ordinance, each of Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") for the purpose of the SF Ordinance, Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of DT1 and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of DT2 is deemed to be interested in the same block of shares TUT1 as trustee of UT1 is deemed to be interested in as referred to in Note (5) above as all issued and outstanding units in UT1 are held by TDT1 as trustee of DT1 and by TDT2 as trustee of DT2. More than one-third of the issued share capital of TUT1 and of the trustees of the said discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Mr. Li Ka-shing owns one-third of the issued share capital of Unity Holdco.*

Save as disclosed above, at 31st December 2007, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares and underlying shares of the Company, which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SF Ordinance, or which were recorded in the register required to be kept by the Company under Section 336 of the SF Ordinance.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the year (2006 : Nil).

Arrangement to Purchase Shares or Debentures

At no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate (2006 : Nil).

Sufficiency of Public Float

According to information that is available to the Company, the percentage of the Company's shares which are in the hands of the public exceeds 25% of the Company's total number of issued shares.

Disclosure under Rule 13.22 of Chapter 13 of the Listing Rules

In relation to the provision of financial assistance by the Group to certain affiliated companies, a combined balance sheet of the affiliated companies as at 31st December 2007 required to be disclosed under Rule 13.22 of Chapter 13 of the Listing Rules is set out below :

Combined Balance Sheet of the Affiliated Companies as at 31st December 2007	$ million
Non-current assets	71,221
Current assets	4,758
Current liabilities	(14,099)
Non-current liabilities	(51,483)
Net assets	10,397
Share capital	5,488
Reserves	4,909
Capital and reserves	10,397

As at 31st December 2007, the consolidated attributable interest of the Group in these affiliated companies amounted to $7,320 million.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in Auditors in any of the preceding three years.

By Order of the Board

Canning Fok Kin-ning

Chairman

Hong Kong, 6th March 2008

Independent Auditor's Report

To the Shareholders of Hongkong Electric Holdings Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Hongkong Electric Holdings Limited (the "Company") set out on pages 50 to 109 which comprise the consolidated and company balance sheets as at 31st December 2007, the consolidated profit and loss account, the consolidated statement of recognised income and expense and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements
The Directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

Hong Kong, 6th March 2008

Consolidated Profit and Loss Account

For the year ended 31st December 2007

	Note	2007 HK$ million	2006 HK$ million
Turnover	4	**12,524**	12,181
Direct costs		**(4,218)**	(4,083)
		8,306	8,098
Other revenue and other net income	5	**1,547**	1,044
Other operating costs		**(984)**	(808)
Finance costs	7	**(634)**	(420)
Operating profit		**8,235**	7,914
Share of profits less losses of associates		**524**	229
Profit before taxation	8	**8,759**	8,143
Income tax:	9		
Current		**(1,301)**	(1,314)
Deferred		**5**	13
		(1,296)	(1,301)
Profit after taxation		**7,463**	6,842
Scheme of Control transfers	11		
To:			
Development Fund		**(14)**	–
Rate Reduction Reserve		**(1)**	–
		(15)	–
Profit attributable to equity shareholders			
Hong Kong operations		**6,727**	6,173
International operations		**721**	669
Profit for the year		**7,448**	6,842
Dividends payable to equity shareholders of the Company attributable to the year:	12		
Interim dividend paid during the year		**1,238**	1,238
Final dividend proposed after the balance sheet date		**3,052**	2,710
		4,290	3,948
Earnings per share			
Basic and diluted	13	**$3.49**	$3.21

The notes on pages 54 to 109 form part of these financial statements.

Balance Sheets

At 31st December 2007

	Note	Group 2007 HK$ million	Group 2006 HK$ million	Company 2007 HK$ million	Company 2006 HK$ million
Non-current assets					
Fixed assets					
– Property, plant and equipment		**41,112**	41,763	**–**	–
– Assets under construction		**2,623**	2,355	**–**	–
– Interests in leasehold land held for own use under operating leases		**2,323**	2,378	**–**	–
	14	**46,058**	46,496	**–**	–
Interest in subsidiaries	15	**–**	–	**28,801**	26,992
Interest in associates	16	**9,071**	6,339	**–**	–
Other non-current financial assets	17	**66**	1,687	**–**	–
Derivative financial instruments	24	**122**	47	**–**	–
Deferred tax assets	25	**–**	1	**–**	1
Employee retirement benefit assets	26	**1,106**	578	**62**	34
		56,423	55,148	**28,863**	27,027
Current assets					
Inventories	18	**539**	484	**–**	–
Trade and other receivables	19	**1,197**	1,119	**102**	51
Fuel Clause Account	20	**336**	566	**–**	–
Bank deposits and cash	21	**12,180**	10,462	**12,154**	10,417
		14,252	12,631	**12,256**	10,468
Current liabilities					
Trade and other payables	22	**(1,071)**	(1,095)	**(43)**	(37)
Bank overdrafts – unsecured		**–**	(4)	**–**	–
Current portion of bank loans and other borrowings	23	**(2,191)**	(1,089)	**–**	–
Current taxation		**(424)**	(551)	**(12)**	(9)
		(3,686)	(2,739)	**(55)**	(46)
Net current assets		**10,566**	9,892	**12,201**	10,422
Total assets less current liabilities		**66,989**	65,040	**41,064**	37,449
Non-current liabilities					
Interest-bearing borrowings	23	**(11,304)**	(13,596)	**–**	–
Derivative financial instruments	24	**(7)**	(1)	**–**	–
Customers' deposits		**(1,585)**	(1,537)	**–**	–
Deferred tax liabilities	25	**(5,444)**	(5,432)	**–**	–
Employee retirement benefit liabilities	26	**(530)**	(389)	**(105)**	(81)
		(18,870)	(20,955)	**(105)**	(81)
Rate Reduction Reserve	11(b)	**(1)**	–	**–**	–
Development Fund	11(a)	**(14)**	–	**–**	–
Net assets		**48,104**	44,085	**40,959**	37,368
Capital and reserves					
Share capital	27	**2,134**	2,134	**2,134**	2,134
Reserves		**45,970**	41,951	**38,825**	35,234
Total equity attributable to equity shareholders of the Company	28	**48,104**	44,085	**40,959**	37,368

Approved and authorised for issue by the Board of Directors on 6th March 2008

Canning Fok Kin-ning
Chairman

Tso Kai-sum
Group Managing Director

The notes on pages 54 to 109 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31st December 2007

	Note	2007 HK$ million	2006 HK$ million
Operating activities			
Cash generated from operations	29	**9,639**	9,739
Interest paid		**(658)**	(374)
Interest received		**1,109**	686
Hong Kong profits tax paid		**(1,427)**	(983)
Overseas tax paid		**(1)**	–
Net cash generated from operating activities		**8,662**	9,068
Investing activities			
Purchase of fixed assets and capital stock		**(1,568)**	(1,978)
Increase in bank deposits maturing over three months		**(4,102)**	-
Capitalised interest paid		**(117)**	(231)
Receipts and deposits from sale of fixed assets		**6**	12
Investments in associates		**(203)**	(12)
Investments in available-for-sale equity securities		**-**	(5)
New loans to associates		**(27)**	(11)
Loans repaid by associates		**-**	126
Dividends received from associates		**429**	94
Dividends received from available-for-sale equity securities		**-**	177
Net cash used in investing activities		**(5,582)**	(1,828)
Financing activities			
New bank loans and other borrowings		**1,308**	7,354
Repayment of bank loans and other borrowings		**(2,868)**	(3,692)
Repayment of deferred creditors		**-**	(74)
New customers' deposits		**263**	251
Repayment of customers' deposits		**(215)**	(222)
Dividends paid to equity shareholders of the Company		**(3,948)**	(4,952)
Net cash used in financing activities		**(5,460)**	(1,335)
Net (decrease)/increase in cash and cash equivalents		**(2,380)**	5,905
Cash and cash equivalents at 1st January		**10,458**	4,553
Cash and cash equivalents at 31st December		**8,078**	10,458
Analysis of the balances of cash and cash equivalents			
Cash and cash equivalents	21	**8,078**	10,462
Bank overdrafts – unsecured		**-**	(4)
		8,078	10,458

The notes on pages 54 to 109 form part of these financial statements.

Consolidated Statement of Recognised Income and Expense

For the year ended 31st December 2007

	Note	2007 HK$ million	2006 HK$ million
Exchange differences on translation of:			
Financial statements of overseas subsidiaries		**282**	(33)
Overseas associates		**171**	103
Redesignation of available-for-sale investment as an associate	28(a)	**(79)**	–
Cash flow hedge:			
Effective portion of changes in fair value, net of deferred tax		**122**	130
Transferred to profit or loss		**-**	–
Transferred to initial carrying amount of non-financial hedged items		**3**	(6)
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax		**20**	316
Net income recognised directly in equity	28(a)	**519**	510
Profit for the year		**7,448**	6,842
Total recognised income and expense for the year	28(a)	**7,967**	7,352
Attributable to equity shareholders of the Company		**7,967**	7,352

The notes on pages 54 to 109 form part of these financial statements.

1. General Information

Hongkong Electric Holdings Limited (the "Company") is a limited company incorporated and domiciled in Hong Kong. The address of its registered office is 44 Kennedy Road, Hong Kong.

2. Significant Accounting Policies

(a) Statement of Compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. Information on the changes in accounting policies resulting from initial application of these new and revised standards to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements is provided in note 3.

(b) Basis of Preparation of the Financial Statements

The consolidated financial statements for the year ended 31st December 2007 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.

The measurement basis used in the preparation of the financial statements is the historical cost basis except as explained in the accounting policies set out below.

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 36.

(c) Basis of Consolidation

The Group financial statements incorporate the financial statements of Hongkong Electric Holdings Limited and all its subsidiaries made up to 31st December each year, together with the Group's share of the results for the year and the relevant share of the post acquisition results of its associates.

(d) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

In the Company's Balance Sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(l)).

(e) Associates

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The Consolidated Profit and Loss Account includes the Group's share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the investment in associates recognised for the year (see notes 2(f) and 2(l)).

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

2. Significant Accounting Policies (continued)

(f) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(l)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interest in the associate.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate is recognised immediately in profit or loss.

On disposal of a cash-generating unit or an associate during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(g) Other Investments in Debt and Equity Securities

The Group's and the Company's policies for investments in debt and equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in debt and equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any dividends or interest earned on these investments as these are recognised in accordance with the policies set out in note 2(u)(iii).

Dated debt securities that the Group and/or the Company have the positive ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the Balance Sheet at amortised cost less impairment losses (see note 2(l)).

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the Balance Sheet at cost less impairment losses (see note 2(l)).

Investments in securities which do not fall into any of the above categories are classified as available-for-sale securities. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except foreign exchange gains and losses resulting from changes in the amortised cost of monetary items such as debt securities which are recognised directly in profit or loss. Dividend income from these investments is recognised in profit and loss in accordance with the policy set out in note 2(u)(iii) and , where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss in accordance with the policy set out in note 2(u)(iii). When these investments are derecognised or impaired (see note 2(l)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(h) Derivative Financial Instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (see note 2(i)).

(i) Hedging

(i) Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

(ii) Cash Flow Hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gain or loss on remeasurement of the derivative financial instrument to fair value is recognised directly in equity. The ineffective portion of any gain or loss is recognised immediately in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

2. Significant Accounting Policies (continued)

(i) Hedging (continued)

(ii) Cash Flow Hedges (continued)

When a hedging instrument expires or is sold, terminated or exercised, or the Group revokes designation of the hedge relationship but the hedge forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in profit or loss.

(iii) Hedge of Net Investments in Foreign Operations

The portion of the gain or loss on remeasurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

(j) Fixed Assets, Depreciation and Amortisation

(i) Fixed assets are stated in the Balance Sheet at cost less accumulated depreciation (see note 2(j)(vi)), amortisation (see note 2(k)) and impairment losses (see note 2(l)).

(ii) The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (see note 2(w)).

(iii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iv) Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

(v) Leasehold land held for own use under operating leases is stated in the Balance Sheet at cost less accumulated amortisation (see note 2(k)) and impairment losses (see note 2(l)).

(vi) Depreciation is calculated to write off the cost of fixed assets less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

	Years
Cable tunnels	100
Ash lagoon and gas pipeline	50
Buildings, generation plant and machinery, transmission and distribution equipment and overhead lines (132kV and above)	35
Overhead lines (below 132kV), cables and gas turbines	30
Meters, microwave and optical fibre equipment and trunk radio system	15
Furniture, fixtures, sundry plant and equipment	10
Workshop tools and office equipment	5
Computers	5 to 10
Motor vehicles and marine craft	5 to 6

Both the useful life of an asset and its residual value, if any, are reviewed annually.

(k) Leased Assets and Operating Lease Charges

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term.

2. Significant Accounting Policies (continued)

(l) Impairment of Assets

(i) Impairment of Investments in Debt and Equity Securities and Other Receivables

Investments in debt and equity securities (other than investments in subsidiaries and associates (see note 2(l)(ii)) and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

- For unquoted equity securities and other financial assets carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.
- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

- For available-for-sale securities, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

  Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

  Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit or loss.

Impairment losses are written off against the corresponding assets directly.

(ii) *Impairment of Other Assets*

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets;
- pre-paid interests in leasehold land classified as being held under an operating lease;
- investments in subsidiaries and associates; and
- goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- *Calculation of Recoverable Amount*

  The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- *Recognition of Impairment Losses*

  An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

2. Significant Accounting Policies (continued)

(l) Impairment of Assets (continued)

(ii) Impairment of Other Assets (continued)

- *Reversals of Impairment Losses*

  In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

  A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim Financial Reporting and Impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim Financial Reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition and reversal criteria as it would at the end of the financial year (see notes 2(l)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill and available-for-sale equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(m) Inventories

Coal, stores, fuel oil and liquefied natural gas are valued at cost on a weighted average basis.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventories recognised as an expense includes the write-off and all losses of inventories.

(n) Trade and Other Receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 2(l)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

(o) Interest-bearing Borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Trade and Other Payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note 2(t)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the Consolidated Cash Flow Statement.

(r) Employee Benefits

(i) Short Term Employee Benefits

Salaries, annual bonuses, paid annual leave and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Defined Benefit Retirement Schemes Obligations

The Group's net obligation in respect of defined benefit retirement schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value and the fair value of any scheme assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the "Projected Unit Credit Method".

Any cumulative unrecognised actuarial gains or losses in respect of the defined benefit retirement schemes are recognised in full in the period in which they occur, outside profit or loss, in equity.

(iii) Contributions to Defined Contribution Retirement Schemes

Obligations for contributions to defined contribution retirement schemes, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in profit or loss as incurred.

(s) Income Tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly to equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

2. Significant Accounting Policies (continued)

(s) Income Tax (continued)

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset.

(t) Financial Guarantees Issued, Provisions and Contingent Liabilities

(i) Financial Guarantees Issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 2(t)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Other Provisions and Contingent Liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u) Revenue Recognition

(i) Regulation of Earnings under the Scheme of Control

The earnings of The Hongkong Electric Company, Limited ("HEC") are regulated by the Hong Kong SAR Government under a Scheme of Control ("SOC") which provides for a permitted level of earnings based principally on a return on HEC's capital investment in electricity generation, transmission and distribution assets (the "Permitted Return"). HEC is required to submit detailed financial plans for approval by the Government which project the key determinants of the Permitted Return HEC will be entitled to over the Financial Plan period.

The Government has approved the current Financial Plan covering the period from 2004 to 2008. No further Government approval is required during this period unless a need for significant rate increases, over and above those set out in the Financial Plan, is identified during the Annual Review conducted with the Government under the terms of the SOC.

(ii) Fuel Clause Account

Under the SOC, any difference between the standard cost of fuel and the actual cost of fuel consumed is debited (or credited) to the Fuel Clause Account ("Fuel Clause Transfer").

Fuel Clause Surcharges (or Rebates) are charged (or given) to customers by increasing (or reducing) the Basic Tariff rate to a Net Tariff rate payable by customers and are credited (or debited) to the Fuel Clause Account.

The balance on the Fuel Clause Account at the end of a financial year represents the difference between Fuel Clause Rebates (or Surcharges) and Fuel Clause Transfers during the year, together with any balance brought forward from the prior year. Any debit balance is carried forward as a deferred receivable to be recovered from Fuel Clause Transfers or Fuel Clause Surcharges and any credit balance is carried forward as a deferred payable to be cleared by Fuel Clause Transfers or Fuel Clause Rebates.

2. Significant Accounting Policies (continued)

(u) Revenue Recognition (continued)

(iii) Income Recognition

Electricity income is recognised based on units of electricity consumed by customers during the year at basic tariff rates, which is the unit charge agreed with the Government during the Annual Tariff Review for each financial year.

Fuel Clause Rebates included in the 1999-2004 Financial Plan include amounts in excess of Fuel Clause Transfers in certain financial years, which are utilised to smooth increases in Net Tariffs paid by customers during the Financial Plan period. The impact of tariff smoothing is to reduce the Net Tariffs payable by customers in certain years and increase the Net Tariffs in other years. However, the tariff smoothing has no impact on HEC's total earnings and the related balance on the Fuel Clause Account (see note 2(u)(ii)) is expected to be recovered by Fuel Clause Surcharges in excess of Fuel Clause Transfers. It has been agreed with the Government that any deficit balance outstanding at the end of 2008 will be carried forward and recovered under the new Scheme of Control regime effective from 1st January 2009. In accounting for income, Fuel Clause Account debit balances are therefore treated as deferred receivables in the Balance Sheet and not accounted for in profit or loss each year.

Dividend income from unlisted investments is recognised when the shareholders' right to receive payment is established.

Interest income is recognised on a time apportionment basis using the effective interest method.

(v) Translation of Foreign Currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the foreign exchange rates ruling at the transaction dates, or at contract rates if foreign currencies are fixed in supplier agreements or hedged by forward foreign exchange contracts. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date.

Exchange gains and losses in respect of fixed assets under construction are, up to the date of commissioning, incorporated in the cost of the assets. All other exchange differences are dealt with in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the average exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1st January 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1st January 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(w) Borrowing Costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(x) Related Parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(y) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

3. Changes in Accounting Policies

The HKICPA has issued a number of new and revised HKFRSs and Interpretations that are first effective or available for early adoption for the current accounting period of the Group and the Company.

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these new standards and interpretations. However, as a result of the adoption of HKFRS 7, Financial instruments: Disclosures and the amendment to HKAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures provided as follows:

As a result of the adoption of HKFRS 7, the financial statements include expanded disclosure regarding the significance of the Group's financial instruments and the nature and extent of risk arising from those instruments, compared with the information previously required to be disclosed by HKAS 32, Financial instruments: Disclosure and presentation. These disclosures are provided throughout these financial statements, in particular in note 30.

The amendment to HKAS 1 introduces additional disclosure requirements to provide information regarding the level of capital and the Group's and the Company's objectives, policies and processes for managing capital. These new disclosures are set out in note 28(g).

Both HKFRS 7 and the amendment to HKAS 1 do not have any material impact on the classification, recognition and measurement of any amounts recognised in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 37).

4. Turnover

The principal activities of the Group are the generation and supply of electricity.

Group turnover represents the sales of electricity, other electricity-related income and engineering and consulting services fees. The amount of each significant category of revenue recognised during the year is analysed as follows:

	2007 **$ million**	2006 $ million
Sales of electricity	**12,452**	12,326
Special subsidy	**–**	(205)
Concessionary discount on sales of electricity	**(5)**	(5)
Electricity-related income	**31**	23
Technical service fees	**46**	42
	12,524	12,181

5. Other Revenue and Other Net Income

	2007 $ million	2006 $ million
Other Revenue		
Interest income from financial assets not at fair value through profit or loss	**1,039**	724
Div.dend income from unlisted available-for-sale equity securities	**-**	177
Curtailment gain on defined benefit retirement scheme (see note 26)	**422**	-
Sundry income	**73**	25
	1,534	926
Other Net Income		
Foreign exchange differences – loans and receivables	**10**	110
Net profit on sale of fixed assets	**3**	8
	13	118
Total	**1,547**	1,044

6. Segment Information

(a) Business Segments

The Group's principal business segments are sales of electricity and infrastructure investments. Financial information about the Group's business segments is set out in Appendix 1(a) on page 106.

(b) Geographical Segments

The Group operates, through its subsidiaries and associates, in two major geographical regions – Hong Kong and Australia. Financial information about the Group's operations by geographical region is set out in Appendix 1(b) on page 107.

7. Finance Costs

	2007 $ million	2006 $ million
Interest on overdrafts, bank loans and other borrowings repayable within five years	**620**	574
Interest on other borrowings repayable over five years	**138**	79
Less: Interest capitalised to fixed assets	**(111)**	(221)
Interest transferred to fuel cost	**(13)**	(12)
Total interest expense relating to financial liabilities not at fair value through profit or loss	**634**	420

Interest expenses have been capitalised at the average rate of approximately 4.5% p.a. (2006 : 4.5% p.a.) for assets under construction.

8. Profit before Taxation

	2007 $ million	2006 $ million
Profit before taxation is shown after charging:		
Depreciation	**1,963**	1,832
Amortisation of leasehold land	**57**	55
Costs of inventories	**2,176**	1,774
Write down of inventories	**4**	4
Staff costs	**493**	486
Operating lease charges – equipment	**62**	62
Fixed assets written off	**22**	21
Auditors' remuneration:		
Audit and audit related work		
– KPMG	**4**	4
– Other auditors	**1**	–
Non-audit work		
– KPMG	**2**	–
– Other auditors	**3**	2

The consolidated profit attributable to equity shareholders of the Company includes a profit of $7,552 million (2006 : $5,870 million) which has been dealt with in the financial statements of the Company.

9. Income Tax

(a) Taxation in the Consolidated Profit and Loss Account represents:

	2007 $ million	2006 $ million
Current Tax – Hong Kong Profits Tax		
Provision for the year	**1,300**	1,313
Current Tax – Overseas		
Provision for the year	**1**	1
	1,301	1,314
Deferred Tax		
Origination and reversal of temporary differences (see note 25(a))	**(5)**	(13)
	1,296	1,301

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2006 : 17.5%) based on the estimated assessable profits for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profits for the year.

(b) Reconciliation between Tax Expense and Accounting Profit at Applicable Tax Rates:

	2007 $ million	2006 $ million
Profit before taxation	**8,759**	8,143
Notional tax on profit before taxation, calculated at the rates applicable to profits in the countries concerned	**1,443**	1,386
Tax effect of non-deductible expenses	**4**	57
Tax effect of non-taxable revenue	**(151)**	(142)
Actual tax expenses	**1,296**	1,301

10. Directors' Emoluments and Senior Management Compensation

(a) Directors' Emoluments

Directors' emoluments comprise payments to Directors by the Company and its subsidiaries in connection with the management of the affairs of the Company and its subsidiaries. The emoluments of each of the Directors of the Company are as follows:

Name of Directors	Fees $ million	Basic Salaries, Allowances & Other Benefits $ million	Retirement Scheme Contributions $ million	Bonuses $ million	2007 Total Emoluments $ million	2006 Total Emoluments $ million
Executive Directors						
Canning Fok Kin-ning [4]						
Chairman	0.12	0.27	–	–	**0.39**	0.37
Tso Kai-sum						
Group Managing Director	0.07	7.35	–	9.50	**16.92**	14.62
Susan Chow Woo Mo-fong	0.07	0.03	–	–	**0.10**	0.10
Andrew John Hunter [5]	0.07	0.08	–	–	**0.15**	2.93
Kam Hing-lam	0.07	0.05	–	–	**0.12**	0.12
Francis Lee Lan-yee						
Director & General Manager						
(Engineering)	0.07	4.55	–	4.11	**8.73**	8.40
Victor Li Tzar-kuoi	0.07	0.37	–	–	**0.44**	0.29
Neil Douglas McGee [1] [6]						
Group Finance Director	0.07	3.82	0.28	2.42	**6.59**	6.23
Frank John Sixt	0.07	0.04	–	–	**0.11**	0.11
Wan Chi-tin [8]						
Director & General Manager						
(Corporate Development)	0.07	3.80	0.41	3.24	**7.52**	6.77
Non-executive Directors						
Ronald Joseph Arculli [3]	0.14	0.05	–	–	**0.19**	0.20
George Colin Magnus	0.07	0.02	–	–	**0.09**	0.09
Holger Kluge [2] [3]	0.14	–	–	–	**0.14**	0.14
Ralph Raymond Shea [2] [3] [4]	0.16	0.03	–	–	**0.19**	0.19
Wong Chung-hin [2] [3] [4]	0.16	0.09	–	–	**0.25**	0.25
Ewan Yee Lup-yuen [7]	0.07	0.03	–	–	**0.10**	0.10
Total for the year 2007	**1.49**	**20.58**	**0.69**	**19.27**	**42.03**	40.91
Total for the year 2006	1.49	21.36	0.72	17.34		40.91

Notes:

(1) During the year, Mr. Neil Douglas McGee received director's fees of THB255,000 from Ratchaburi Power Company, Limited, an associate of the Group. The director's fees were then paid back to the Company.

(2) Independent non-executive directors.

(3) Members of the Audit Committee.

(4) Members of the Remuneration Committee.

(5) Ceased to be Group Finance Director with effect from 1st February 2006.

(6) Assumed position of Group Finance Director with effect from 1st February 2006.

(7) Resigned as a director with effect from 2nd January 2008.

(8) Mr. Wan Chi-tin's title has been changed to Director of Engineering (Planning & Development) with effect from 1st March 2008.

(b) Senior Management Compensation

The five highest paid individuals in the Group included four directors (2006 : four) whose total emoluments are shown above. The emoluments of the other one individual (2006 : one individual) who comprises the five are set out below:

	2007 **$ million**	2006 $ million
Salaries and other benefits	**3.80**	3.79
Retirement scheme contributions	**0.39**	0.37
	4.19	4.16

The total emoluments of the individual (2006 : one individual) are within the following bands:

	2007 **Number**	2006 Number
$4,000,001 to $4,500,000	**1**	1

11. Scheme of Control Transfers

The financial operations of The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, are governed by a Scheme of Control ("SOC") agreed with the Hong Kong SAR Government which provides for HEC to earn a Permitted Return (see note 2(u)(i)). Any difference between this Permitted Return and the SOC net revenue as calculated in accordance with the SOC must be transferred to/(from) a Development Fund from/(to) the Profit and Loss Account of HEC. Where the SOC net revenue is less than the Permitted Return, the amount transferred from the Development Fund to the Profit and Loss Account shall not exceed the balance of the Development Fund. In addition, 8% of the average balance of the Development Fund is transferred from the Profit and Loss Account of HEC to a Rate Reduction Reserve, which is subsequently rebated to customers. Movements in the Development Fund and Rate Reduction Reserve are as follows:

(a) Development Fund

	2007 **$ million**	2006 $ million
At 1st January	**–**	–
Transfer from the Profit and Loss Account	**14**	–
At 31st December	**14**	–

11. Scheme of Control Transfers (continued)

(b) Rate Reduction Reserve

	2007 $ million	2006 $ million
At 1st January	–	–
Transfer from the Profit and Loss Account	1	–
At 31st December	1	–

12. Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2007 $ million	2006 $ million
Interim dividend declared and paid of 58 cents per ordinary share (2006 : 58 cents per ordinary share)	1,238	1,238
Final dividends proposed after the balance sheet date of $1.43 per ordinary share (2006 : $1.27 per ordinary share)	3,052	2,710
	4,290	3,948

The final dividend proposed after the balance sheet date is based on 2,134,261,654 ordinary shares (2006 : 2,134,261,654 ordinary shares), being the total number of issued shares at the year end. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2007 $ million	2006 $ million
Final dividend and special dividend in respect of the previous financial year, approved and paid during the year:		
Ordinary – $1.27 per ordinary share (2006 : $1.01 per ordinary share)	2,710	2,156
Special – $nil per ordinary share (2006 : $0.73 per ordinary share)	–	1,558
	2,710	3,714

13. Earnings per Share

The calculation of earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $7,448 million (2006 : $6,842 million) and 2,134,261,654 ordinary shares (2006 : 2,134,261,654 ordinary shares) in issue throughout the year.

There were no dilutive potential ordinary shares in existence during the years ended 31st December 2007 and 2006.

14. Fixed Assets

$ million	Site Formation and Buildings	Plant, Machinery and Equipment	Assets under Construction	Sub-total	Interests in Leasehold Land Held for Own Use under Operating Leases	Total Fixed Assets
Group						
Cost:						
At 1st January 2006	12,045	47,453	5,524	65,022	2,818	67,840
Additions	–	228	2,081	2,309	(4)	2,305
Transfers between categories	1,330	3,920	(5,250)	–	–	–
Disposals	(2)	(170)	–	(172)	(3)	(175)
At 31st December 2006	13,373	51,431	2,355	67,159	2,811	69,970
At 1st January 2007	**13,373**	**51,431**	**2,355**	**67,159**	**2,811**	**69,970**
Additions	**5**	**285**	**1,454**	**1,744**	**3**	**1,747**
Transfers between categories	**54**	**1,132**	**(1,186)**	**–**	**–**	**–**
Disposals	**(3)**	**(120)**	**–**	**(123)**	**(1)**	**(124)**
At 31st December 2007	**13,429**	**52,728**	**2,623**	**68,780**	**2,813**	**71,593**
Accumulated Depreciation and Amortisation:						
At 1st January 2006	3,496	17,708	–	21,204	378	21,582
Written back on disposals	(1)	(126)	–	(127)	–	(127)
Charge for the year	335	1,629	–	1,964	55	2,019
At 31st December 2006	3,830	19,211	–	23,041	433	23,474
At 1st January 2007	**3,830**	**19,211**	**–**	**23,041**	**433**	**23,474**
Written back on disposals	**(1)**	**(82)**	**–**	**(83)**	**–**	**(83)**
Charge for the year	**364**	**1,723**	**–**	**2,087**	**57**	**2,144**
At 31st December 2007	**4,193**	**20,852**	**–**	**25,045**	**490**	**25,535**
Net Book Value:						
At 31st December 2007	**9,236**	**31,876**	**2,623**	**43,735**	**2,323**	**46,058**
At 31st December 2006	9,543	32,220	2,355	44,118	2,378	46,496

The above are mainly electricity-related fixed assets in respect of which financing costs capitalised during the year amounted to $111 million (2006 : $221 million).

The Group's leasehold land at 31st December 2007 is held in Hong Kong and comprises $50 million (2006: $50 million) and $2,273 million (2006 : $2,328 million) of long-term and medium-term leasehold land respectively.

Depreciation charges for the year included $124 million (2006 : $132 million), relating to assets utilised in development activities which has been capitalised.

15. Interest in Subsidiaries

	Company	
	2007	2006
	$ million	$ million
Unlisted shares, at cost	**2,425**	2,417
Loan capital (see note below)	**21,845**	19,646
Amounts due from subsidiaries	**4,531**	4,929
	28,801	26,992

Loan capital is paid to The Hongkong Electric Company, Limited. These interest free loans, defined as "Loan Capital" in the Scheme of Control Agreement effective 1st January 1994, are not repayable without the prior agreement of the Government.

The amounts due from subsidiaries are unsecured, interest free and no fixed repayment terms.

Particulars of the principal subsidiaries are set out in Appendix 2 on page 108.

16. Interest in Associates

	Group	
	2007	2006
	$ million	$ million
Share of net assets	**4,131**	1,750
Loans to unlisted associates (see note below)	**4,748**	4,269
Amounts due from unlisted associates (see note below)	**192**	320
	9,071	6,339

The loans to unlisted associates are unsecured, interest bearing at rates ranging from 6.28% p.a. to 13.79% p.a. (2006 : 6.28% p.a. to 13.79% p.a.) and not due within five years.

Included in the loans to unlisted associates are subordinated loans totalling $4,652 million (2006 : $4,206 million). The rights in respect of these loans are subordinated to the rights of any other lenders to the associates and they are treated as part of the investment in the associates.

The amounts due from unlisted associates are unsecured, interest free, have no fixed repayment terms but are not due within one year.

Neither the loans to unlisted associates nor the amounts due from unlisted associates are past due or impaired.

The shares of an associate owned by the Group were pledged as part of the security arrangement for project financing facilities made available to that associate. The carrying value of the associate as at 31st December 2007 was $281 million (2006 : $75 million).

The financial guarantees issued by the Company in respect of banking facilities available to associates have been disclosed in note 33.

Particulars of the principal associates are set out in Appendix 3 on page 109.

Summarised Financial Information based on the unaudited Management Accounts of the associates is as follows:

	2007 $ million	2006 $ million
Assets	**101,966**	60,473
Liabilities	**(84,839)**	(52,893)
Equity	**17,127**	7,580
Revenues	**17,618**	10,475
Profit	**1,579**	806

17. Other Non-current Financial Assets

	Group	
	2007 $ million	2006 $ million
Unlisted available-for-sale equity securities, at cost	**66**	1,687

The Group has increased its influence over unlisted available-for-sale investment, Northern Gas Networks Holdings Limited ("NGN"), by participating in the financial and operating policy decisions of NGN since the appointment of a director of the Company to the NGN Board and four Board Committees. Accordingly, this unlisted available-for-sale investment, the cost of which was $1,621 million, has been accounted for as an associate of the Group with effect from 1st January 2007.

18. Inventories

	Group	
	2007 $ million	2006 $ million
Work in progress	**3**	2
Coal, fuel oil and liquefied natural gas	**255**	204
Stores and materials (see note below)	**281**	278
	539	484

Included in stores and materials is capital stock of $177 million (2006 : $176 million) which was purchased for the future maintenance of capital assets.

19. Trade and Other Receivables

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Trade debtors (see note below)	**643**	635	**–**	–
Other receivables	**519**	452	**94**	49
	1,162	1,087	**94**	49
Derivative financial instruments				
– held as cash flow/fair value hedging instruments	**10**	19	**5**	–
Deposits and prepayments	**25**	13	**3**	2
	1,197	1,119	**102**	51

All of the trade and other receivables are expected to be recovered within one year.

Debtors' ageing is analysed as follows:

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Current	**600**	596	**–**	–
1 to 3 months overdue	**32**	29	**–**	–
More than 3 months overdue but less than 12 months overdue	**11**	10	**–**	–
Total trade debtors	**643**	635	**–**	–

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers for electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, then a surcharge of 5% can be added to the electricity bills.

The Group's and the Company's trade debtors are individually assessed for impairment. Any impairment losses are written off against the trade debtors directly. No separate account is maintained for impairment losses.

Trade debtors of electricity charges under the categories "1 to 3 months overdue" and "More than 3 months overdue but less than 12 months overdue" of the above ageing analysis that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Trade debtors of electricity charges that were past due but not impaired relate to a number of independent customers. The Hongkong Electric Company Limited, a wholly-owned subsidiary company, obtains sufficient collateral in the form of security deposits from customers (see note 30(a)) and the balances are still considered fully recoverable.

20. Fuel Clause Account

The surcharge per unit of electricity sales was 5.9 cents from 1st January 2007 (2006 : 4.9 cents). Movements on the Fuel Clause Account were as follows:

	Group	
	2007	2006
	$ million	$ million
At 1st January	**566**	1,079
Transfer to profit or loss	**413**	15
Surcharge during the year	**(643)**	(528)
At 31st December	**336**	566

This account, inclusive of interest, has been and will continue to be used to stabilise electricity tariffs (see note 2(u)).

The outstanding amount of Fuel Clause Account was neither past due nor impaired (see note 2(u)(ii)).

21. Bank Deposits and Cash

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Deposits with banks and other financial institutions with three months or less to maturity when placed	**8,070**	10,435	**8,052**	10,417
Cash at bank and in hand	**8**	27	**–**	–
Cash and cash equivalents for the purpose of cash flow statement	**8,078**	10,462	**8,052**	10,417
Deposits with banks and other financial institutions with more than three months to maturity when placed	**4,102**	–	**4,102**	–
	12,180	10,462	**12,154**	10,417

22. Trade and Other Payables

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Creditors measured at amortised cost (see note below)	**1,068**	1,090	**43**	37
Derivative financial instruments – held as cash flow/fair value hedging instruments	**3**	5	**–**	–
	1,071	1,095	**43**	37

All of the trade and other payables are expected to be settled within one year.

Creditors' ageing is analysed as follows:

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Due within 1 month or on demand	**474**	349	**11**	3
Due after 1 month but within 3 months	**240**	267	**–**	–
Due after 3 months but within 12 months	**321**	441	**6**	5
	1,035	1,057	**17**	8
Other payables	**33**	33	**26**	29
	1,068	1,090	**43**	37

23. Non-current Interest-bearing Borrowings

	Group	
	2007	2006
	$ million	$ million
Bank loans	**10,092**	11,278
Current portion	**(1,191)**	(577)
	8,901	10,701
Hong Kong dollar notes (see note below)	**3,403**	3,407
Current portion	**(1,000)**	(512)
	2,403	2,895
Total	**11,304**	13,596

Hong Kong dollar fixed rate notes bear interest at rates between 4.13% p.a. to 4.55% p.a. (2006 : 4.13% p.a. to 7.35% p.a.), while interest on floating rate notes is determined with reference to the Hong Kong Interbank Offered Rate. Details of issuers of Hong Kong dollar notes are set out in Appendix 2 on page 108. None of the non-current interest-bearing borrowings is expected to be settled within one year.

These borrowings have final maturities extending up to 2016 and are repayable as follows:

	Bank Loans		Hong Kong Dollar Notes		Total	
$ million	**2007**	2006	**2007**	2006	**2007**	2006
Within 1 year	**1,191**	577	**1,000**	512	**2,191**	1,089
After 1 year but within 2 years	**1,300**	2,700	**-**	-	**1,300**	2,700
After 2 years but within 5 years	**7,601**	5,751	**507**	1,000	**8,108**	6,751
After 5 years	**-**	2,250	**1,896**	1,895	**1,896**	4,145
	10,092	11,278	**3,403**	3,407	**13,495**	14,685

24. Derivative Financial Instruments

	Group		Company	
	2007 $ million	2006 $ million	**2007 $ million**	2006 $ million
Derivative financial instruments used for hedging:				
Cross currency swaps	**-**	4	**-**	-
Interest rate swaps	**113**	56	**-**	-
Foreign exchange forward contracts	**9**	-	**5**	-
Total	**122**	60	**5**	-
Current portion of derivative financial instruments (see notes 19 and 22)	**(7)**	(14)	**(5)**	-
	115	46	**-**	-
Represented by:				
Derivative financial instruments assets	**122**	47	**-**	-
Derivative financial instruments liabilities	**(7)**	(1)	**-**	-
	115	46	**-**	-

25. Deferred Taxation

(a) Movements in deferred taxation during the year are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
At 1st January	**(5,431)**	(5,368)	**1**	13
Credited/(charged) to profit or loss (see note 9(a))	**5**	13	**(1)**	(3)
Charged to reserves	**(18)**	(76)	**–**	(9)
At 31st December	**(5,444)**	(5,431)	**–**	1

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Net deferred tax assets recognised on the Balance Sheet	**–**	1	**–**	1
Net deferred tax liabilities recognised on the Balance Sheet	**(5,444)**	(5,432)	**–**	–
At 31st December	**(5,444)**	(5,431)	**–**	1

(b) Major components of deferred tax assets/(liabilities) are set out below:

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Tax effects of:				
Depreciation allowances in excess of the related depreciation	**(5,373)**	(5,338)	**–**	–
Fuel clause rebates	**(59)**	(99)	**–**	–
Others	**(12)**	6	**–**	1
	(5,444)	(5,431)	**–**	1

26. Employee Retirement Benefits

(a) Defined Benefit Retirement Scheme

The Company and its principal subsidiaries operate two retirement schemes which cover substantially all permanent staff in the Group. The Schemes are established under trust and are registered under the Hong Kong Occupational Retirement Schemes Ordinance. They are defined benefit in nature whereby the retirement benefits are based on the employee's final basic salary and length of service. The assets of the Schemes are held independently of the Group's assets in separate trustee administered funds.

The funding policy in respect of the Schemes is based on valuations prepared periodically by independent professionally qualified actuaries at Watson Wyatt Hong Kong Limited. The policy on employer's contributions is to fund the Schemes in accordance with the actuary's recommendations on an on-going basis, whereas employees' contributions, if applicable, are fixed at 5% of basic pay. The most recent actuarial valuations of both Schemes have been carried out by the appointed actuary, represented by Mr. A. Wong, FSA, FCIA as at 1st January 2007. The principal actuarial assumptions used include a long term yield gap, which is the long term expected rate of investment return net of salary increase, of 1.5% to 2.0% p.a., pension increase of 2.5% p.a., together with appropriate provisions for mortality rates, turnover and adjustments to reflect the short-term market expectation of salary increases. The valuations revealed that the Scheme assets in each case were sufficient to cover the respective value of aggregate vested liabilities as at the valuation date.

Retirement scheme costs charged to the Profit and Loss Account for the year ended 31st December 2007 were determined in accordance with HKAS 19 "Employee Benefits", under which the Schemes are required to be valued using the "Projected Unit Credit Method".

(i) The amounts recognised in the Balance Sheet are as follows:

	Group		Company	
	2007 $ million	2006 $ million	**2007 $ million**	2006 $ million
Present value of funded obligations	**(4,510)**	(4,410)	**(464)**	(438)
Fair value of scheme assets	**5,086**	4,599	**421**	391
	576	189	**(43)**	(47)
Represented by:				
Employee retirement benefit assets	**1,106**	578	**62**	34
Employee retirement benefit liabilities	**(530)**	(389)	**(105)**	(81)
	576	189	**(43)**	(47)

The scheme assets did not include ordinary shares issued by the Company for the years ended 31st December 2007 and 2006.

A portion of the above liability is expected to be settled after more than one year. However, it is not practicable to segregate this amount from the amounts payable in the next twelve months, as future contributions will also relate to future services rendered and future changes in actuarial assumptions and market conditions.

26. Employee Retirement Benefits (continued)

(a) Defined Benefit Retirement Scheme (continued)

(ii) Changes in present value of funded obligations are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
At 1st January	**4,410**	4,151	**438**	393
Current service cost	**162**	161	**10**	10
Interest cost	**173**	183	**17**	18
Employee contributions paid to schemes	**26**	27	**2**	2
Actuarial losses	**420**	125	**41**	42
Benefits paid	**(259)**	(237)	**(23)**	(27)
Curtailment gain	**(422)**	–	**(21)**	–
At 31st December	**4,510**	4,410	**464**	438

(iii) Changes in fair value of scheme assets are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
At 1st January	**4,599**	3,986	**391**	337
Expected return	**300**	299	**25**	25
Actuarial gains	**387**	447	**23**	49
Employer contributions paid to schemes	**33**	77	**3**	5
Employee contributions paid to schemes	**26**	27	**2**	2
Benefits paid	**(259)**	(237)	**(23)**	(27)
At 31st December	**5,086**	4,599	**421**	391

The Group expects to contribute $59 million to its defined benefit retirement schemes in 2008.

(iv) (Income)/expense recognised in the Consolidated Profit and Loss Account, prior to any capitalisation of employment costs attributable to fixed assets additions, is as follows:

	2007 $ million	2006 $ million
Current service cost	**162**	161
Interest cost	**173**	183
Expected return on Scheme assets	**(300)**	(299)
Curtailment gain (see note below)	**(422)**	–
	(387)	45

A decision was made in December 2007 to restructure a defined benefit retirement scheme into a defined contribution arrangement in 2008. This event triggered a curtailment gain as of 31st December 2007 which was calculated based on the difference between the defined benefit obligations of the scheme before curtailment and the amount of funds to be transferred to the new scheme attributable to the members' services prior to 1st January 2008.

The (income)/expense is recognised in the following line items in the Consolidated Profit and Loss Account:

	2007 $ million	2006 $ million
Direct costs	**19**	25
Other operating costs	**16**	20
Other revenue and other net income	**(422)**	–
	(387)	45

The actual return on scheme assets of the Group (taking into account all changes in the fair value of the scheme assets excluding contributions paid and received) was net income of $687 million (2006: $746 million).

(v) The cumulative amount of actuarial gains and losses recognised in the Statement of Recognised Income and Expense is as follows:

	2007 $ million	2006 $ million
At 1st January	**117**	439
Actuarial losses/(gains) recognised in the Statement of Recognised Income and Expense during the year	**34**	(322)
At 31st December	**151**	117

28. Employee Retirement Benefits (continued)

(a) Defined Benefit Retirement Scheme (continued)

(vi) The major categories of scheme assets as a percentage of total Scheme assets are as follows:

	2007	2006
Hong Kong equities	**17.4%**	18.7%
Europe equities	**13.0%**	13.8%
North America equities	**13.3%**	15.4%
Other Asia Pacific equities	**11.4%**	13.0%
Global bonds	**38.6%**	34.0%
Deposits, cash and others	**6.3%**	5.1%

(vii) The principal actuarial assumptions used at 31st December (expressed as weighted average) are as follows:

	Group and Company	
	2007	2006
Discount rate	**3.4%**	4.0%
Expected rate of return on scheme assets	**6.5% – 7.0%**	6.5% – 7.0%
Long term salary increase rate	**5.0%**	5.0%
Future pension increase rate	**2.5%**	2.5%

The expected long-term rate of return on scheme assets is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

(viii) The amounts of defined benefit retirement schemes for the current and previous years are as follows:

	Group				**Company**			
$ million	**2007**	2006	2005	2004	**2007**	2006	2005	2004
Present value of funded obligations	**(4,510)**	(4,410)	(4,151)	(3,701)	**(464)**	(438)	(393)	(354)
Fair value of scheme assets	**5,086**	4,599	3,986	3,639	**421**	391	337	312
Surplus/(deficit)	**576**	189	(165)	(62)	**(43)**	(47)	(56)	(42)
Experience adjustments on:								
Scheme liabilities	**(26)**	(45)	(8)	(26)	**(8)**	(26)	(10)	(18)
Scheme assets	**387**	447	67	148	**23**	49	13	14

(b) Defined Contribution Retirement Scheme

Since the introduction of the Hong Kong Mandatory Provident Fund Scheme ("the MPF Scheme") in December 2000, the Group has also participated in a master trust MPF Scheme operated by an independent service provider. All new recruits not previously covered by the defined benefit retirement schemes are enrolled in this scheme.

The MPF Scheme is a defined contribution retirement scheme with the employer and its employees each contributing to the plan in accordance with the relevant scheme rules. The scheme rules provide for voluntary contributions to be made by the employer calculated as a percentage of the employees' basic salaries. Forfeited contributions of $0.9 million have been received during the year (2006 : $nil).

	2007	2006
	$ million	$ million
Expenses recognised in the Consolidated Profit and Loss Account	**3**	3

27. Share Capital

		Company	
	Number	**2007**	2006
	of Shares	**$ million**	$ million
Authorised:			
Ordinary shares of $1 each	3,300,000,000	**3,300**	3,300
Issued and fully paid:			
Ordinary shares of $1 each	2,134,261,654	**2,134**	2,134

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

28. Total Equity

(a) Group

	Attributable to Equity Shareholders of the Company						
$ million	Share Capital (note 27)	Share Premium (note 28(c))	Exchange Reserve (note 28(d))	Hedging Reserve (note 28(e))	Revenue Reserve (note 28(f))	Proposed/ Declared Dividend	Total Equity
Total equity at 1st January 2006	2,134	4,476	132	2	31,227	3,714	41,685
Exchange differences on translation of:							
– financial statements of overseas subsidiaries	–	–	(33)	–	–	–	(33)
– overseas associates	–	–	103	–	–	–	103
Cash flow hedge:							
– effective portion of changes in fair value, net of deferred tax	–	–	–	111	19	–	130
– transferred to profit or loss	–	–	–	–	–	–	–
– transferred to initial carrying amount of non-financial hedged items	–	–	–	(6)	–	–	(6)
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	–	–	–	–	316	–	316
Net income recognised directly in equity	–	–	70	105	335	–	510
Profit for the year	–	–	–	–	6,842	–	6,842
Total recognised income and expense for the year	–	–	70	105	7,177	–	7,352
Final dividend in respect of the previous year approved and paid (see note 12(b))	–	–	–	–	–	(3,714)	(3,714)
Interim dividend paid (see note 12(a))	–	–	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 12(a))	–	–	–	–	(2,710)	2,710	–
Total equity at 31st December 2006	2,134	4,476	202	107	34,456	2,710	44,085

Attributable to Equity Shareholders of the Company

$ million	Share Capital (note 27)	Share Premium (note 28(c))	Exchange Reserve (note 28(d))	Hedging Reserve (note 28(e))	Revenue Reserve (note 28(f))	Proposed/ Declared Dividend	Total Equity
Total equity at 1st January 2007	2,134	4,476	202	107	34,456	2,710	44,085
Exchange differences on translation of:							
– financial statements of overseas subsidiaries	–	–	282	–	–	–	282
– overseas associates	–	–	171	–	–	–	171
Redesignation of available-for-sale investment as an associate (see note 17)	–	–	–	–	(79)	–	(79)
Cash flow hedge:							
– effective portion of changes in fair value, net of deferred tax	–	–	–	122	–	–	122
– transferred to profit or loss	–	–	–	–	–	–	–
– transferred to initial carrying amount of non-financial hedged items	–	–	–	3	–	–	3
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	–	–	–	–	20	–	20
Net income/(expense) recognised directly in equity	–	–	453	125	(59)	–	519
Profit for the year	–	–	–	–	7,448	–	7,448
Total recognised income and expense for the year	–	–	453	125	7,389	–	7,967
Final dividend in respect of the previous year approved and paid (see note 12(b))	–	–	–	–	–	(2,710)	(2,710)
Interim dividend paid (see note 12(a))	–	–	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 12(a))	–	–	–	–	(3,052)	3,052	–
Total equity at 31st December 2007	2,134	4,476	655	232	37,555	3,052	48,104

Group revenue reserves as at 31st December 2007 include the Group's share of the retained profits of its associates amounting to $1,776 million (2006 : $1,534 million).

28. Total Equity (continued)

(b) Company

$ million	Share Capital (note 27)	Share Premium (note 28(c))	Hedging Reserve (note 28(e))	Revenue Reserve (note 28(f))	Proposed/ Declared Dividend	Total Equity
Total equity at 1st January 2006	2,134	4,476	–	26,128	3,714	36,452
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	–	–	–	(2)	–	(2)
Net expense recognised directly in equity	–	–	–	(2)	–	(2)
Profit for the year	–	–	–	5,870	–	5,870
Total recognised income and expense for the year	–	–	–	5,868	–	5,868
Final dividend in respect of the previous year approved and paid (see note 12(b))	–	–	–	–	(3,714)	(3,714)
Interim dividend paid (see note 12(a))	–	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 12(a))	–	–	–	(2,710)	2,710	–
Total equity at 31st December 2006	2,134	4,476	–	28,048	2,710	37,368
Total equity at 1st January 2007	**2,134**	**4,476**	**–**	**28,048**	**2,710**	**37,368**
Cash flow hedge:						
– effective portion of changes in fair value, net of deferred tax	**–**	**–**	**5**	**–**	**–**	**5**
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	**–**	**–**	**–**	**(18)**	**–**	**(18)**
Net income/(expense) recognised directly in equity	**–**	**–**	**5**	**(18)**	**–**	**(13)**
Profit for the year	**–**	**–**	**–**	**7,552**	**–**	**7,552**
Total recognised income and expense for the year	**–**	**–**	**5**	**7,534**	**–**	**7,539**
Final dividend in respect of the previous year approved and paid (see note 12(b))	**–**	**–**	**–**	**–**	**(2,710)**	**(2,710)**
Interim dividend paid (see note 12(a))	**–**	**–**	**–**	**(1,238)**	**–**	**(1,238)**
Proposed final dividend (see note 12(a))	**–**	**–**	**–**	**(3,052)**	**3,052**	**–**
Total equity at 31st December 2007	**2,134**	**4,476**	**5**	**31,292**	**3,052**	**40,959**

All of the Company's revenue reserve is available for distribution to equity shareholders. After the balance sheet date, the directors proposed a final dividend of $1.43 (2006 : $1.27) per ordinary share, amounting to $3,052 million (2006 : $2,710 million). This dividend has not been recognised as a liability at the balance sheet date.

(c) Share Premium

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

(d) Exchange Reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as the effective portion of any foreign exchange differences arising from hedges of the net investment in these foreign operations. The reserve is dealt with in accordance with the accounting policies set out in notes 2(i)(iii) and 2(v).

(e) Hedging Reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges (net of any deferred tax effect) pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges in note 2(i)(ii).

(f) Revenue Reserve

The revenue reserve comprises the accumulated profits retained by the Company and its subsidiaries and includes the Group's share of the retained profits of its associates.

(g) Capital Management

The Group's primary objectives when managing capital are:

- to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders;
- to provide returns to shareholders by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost;
- to support the Group's stability and future growth; and
- to provide capital for the purpose of strengthening the Group's risk management capability.

The Group actively and regularly reviews and manages its capital structure, taking into consideration the future capital requirements of the Group and capital efficiency, forecast profitability, forecast operating cash flows, forecast capital expenditure and projected investment opportunities.

Consistent with industry practice, the Group monitors its capital structure on the basis of a net debt-to-equity ratio. For this purpose the Group defines net debt as bank overdrafts and interest-bearing borrowings (as shown in the consolidated balance sheet) less bank deposits and cash. Equity comprises all components of equity (as shown in the consolidated balance sheet).

During 2007, the Group's strategy, which was unchanged from 2006, was to control its net debt-to-equity ratio in order to secure access to finance at a reasonable cost. In order to maintain or adjust the ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

28. Total Equity (continued)

(g) Capital Management (continued)

The net debt-to-equity ratio at 31st December 2007 and 2006 was as follows:

	Group	
	2007	2006
	$ million	$ million
Bank overdrafts	**–**	4
Interest-bearing borrowings	**13,495**	14,685
Less: Bank deposits and cash	**(12,180)**	(10,462)
Net debt	**1,315**	4,227
Total equity	**48,104**	44,085
Net debt-to-equity ratio	**3%**	10%

During the current year, the Company acted as the guarantor in respect of certain loan facilities granted to its subsidiaries and an associate, and fully complied with the capital requirements under the loan facility agreements.

29. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before taxation to cash generated from operations

	2007	2006
	$ million	$ million
Profit before taxation	**8,759**	8,143
Adjustments for:		
Share of profits less losses of associates	**(524)**	(229)
Interest income	**(1,039)**	(724)
Dividend income from unlisted available-for-sale equity securities	**–**	(177)
Finance costs	**647**	432
Depreciation	**1,963**	1,832
Amortisation of leasehold land	**57**	55
Fixed assets written off	**22**	21
Net profit on sale of fixed assets	**(3)**	(8)
Exchange gains	**(13)**	(85)
Operating profit before changes in working capital	**9,869**	9,260
Increase in inventories	**(52)**	(53)
(Increase)/decrease in trade and other receivables	**(43)**	4
Decrease in Fuel Clause Account	**230**	513
Increase in trade and other payables	**55**	47
Increase in net employee retirement benefits	**(420)**	(32)
Cash generated from operations	**9,639**	9,739

30. Financial Instruments

The Group is exposed to credit, liquidity, interest rate and currency risks in the normal course of its businesses. The Group is also exposed to equity price risk arising from its equity investments in other entities. In accordance with the Group's treasury policy, derivative financial instruments are only used to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

(a) Credit Risk

The Group's credit risk is primarily attributable to trade and other receivables of electricity charges, bank deposits and over-the-counter derivative financial instruments entered into for hedging purposes. The Group has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables of electricity charges, The Hongkong Electric Company, Limited, a wholly-owned subsidiary company, obtains collateral in the form of security deposits from customers in accordance with the Supply Rules. The outstanding amount of deposits received from customers at 31st December 2007 was $1,585 million (2006 : $1,537 million). The credit policy is set out in note 19.

The Group has a defined minimum credit rating requirement and transaction limit for counterparties when dealing in financial derivatives or placing deposits to minimise credit exposure. The Group does not expect any counterparty to fail to meet its obligations.

The Group has no significant concentrations of credit risk in respect of trade and other receivables of electricity charges, as the five largest customers combined did not exceed 30% of the Group's total turnover.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. Except for the financial guarantees given by the Group as set out in note 33, the Group has not provided any other guarantee which would expose the Group or the Company to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the balance sheet date is disclosed in note 33.

Disclosures in respect of the Group's exposure to credit risk arising from trade and other receivables is set out in note 19.

30. Financial Instruments (continued)

(b) Liquidity Risk

The Group operates a central cash management system for all its subsidiaries in order to achieve a better control of risk and minimise the costs of funds. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with loan covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding to meet its liquidity requirements in the short and longer term. The Group had undrawn committed bank facilities of $7,145 million at 31st December 2007 (2006 : $5,686 million).

The following table details the remaining contractual maturities at the balance sheet date of the Group's and the Company's non-derivative financial liabilities and derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payment computed using contractual rates or, if floating, based on rates current at the balance sheet date) and the earliest date the Group and the Company can be required to pay.

Group

	2007					
$ million	Carrying Amount	Total Contractual Undiscounted Cash Flows	Within 1 Year or on Demand	More than 1 Year but less than 2 Years	More than 2 Years but less than 5 Years	More than 5 Years
Bank loans and other borrowings and interest accruals	13,579	(15,986)	(2,820)	(1,893)	(9,120)	(2,153)
Bank overdrafts	–	–	–	–	–	–
Trade and other payables (excluding interest accruals)	988	(988)	(988)	–	–	–
Interest rate swaps (net settled)	(119)	133	37	42	54	–
	14,448	(16,841)	(3,771)	(1,851)	(9,066)	(2,153)
Derivatives settled gross:						
Foreign exchange forward contracts held as cash flow hedging instruments (note 30(d)(i)):	(3)					
Outflow		(1,560)	(1,560)	–	–	–
Inflow		1,568	1,568	–	–	–
Other foreign exchange forward contracts (note 30(d)(ii)):	(1)					
Outflow		(189)	(187)	(2)	–	–
Inflow		190	188	2	–	–

$ million	Carrying Amount	Total Contractual Undiscounted Cash Flows	Within 1 Year or on Demand	More than 1 Year but less than 2 Years	More than 2 Years but less than 5 Years	More than 5 Years
			2006			
Bank loans and other borrowings and interest accruals	14,784	(17,789)	(1,788)	(4,374)	(6,954)	(4,673)
Bank overdrafts	4	(4)	(4)	–	–	–
Trade and other payables (excluding interest accruals)	988	(988)	(988)	–	–	–
Interest rate and cross currency swaps (net settled)	(62)	147	25	39	83	–
	15,714	(18,634)	(2,755)	(4,335)	(6,871)	(4,673)
Derivatives settled gross:						
Foreign exchange forward contracts held as cash flow hedging instruments (note 30(d)(i)):	1					
Outflow		(140)	(136)	(4)	–	–
Inflow		138	133	5	–	–
Other foreign exchange forward contracts (note 30(d)(ii)):	(1)					
Outflow		(152)	(140)	(10)	(2)	–
Inflow		154	141	11	2	–

Company

$ million	Carrying Amount	Total Contractual Undiscounted Cash Flows	Within 1 Year or on Demand	More than 1 Year but less than 2 Years	More than 2 Years but less than 5 Years	More than 5 Years
			2007			
Trade and other payables	**43**	**(43)**	**(43)**	**–**	**–**	**–**

$ million	Carrying Amount	Total Contractual Undiscounted Cash Flows	Within 1 Year or on Demand	More than 1 Year but less than 2 Years	More than 2 Years but less than 5 Years	More than 5 Years
			2006			
Trade and other payables	37	(37)	(37)	–	–	–

30. Financial Instruments (continued)

(c) Interest Rate Risk

The Group is exposed to cash flow interest rate risk on its interest-bearing assets and liabilities. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

(i) Hedging

The Group's policy is to maintain a balanced combination of fixed and variable rate debt to reduce its interest rate exposure. The Group also uses interest rate derivatives to manage the exposure in accordance with its treasury policy. At 31st December 2007, the Group had interest rate swaps with a total notional amount of $7,554 million (2006 : $5,005 million).

The Group classifies interest rate swaps as cash flow or fair value hedges and states them at fair value in accordance with the policy set out in note 2(i).

The fair values of swaps entered into by the Group at 31st December 2007 were recognised as derivative financial instrument assets and liabilities amounting to $122 million (2006 : $59 million) and $9 million (2006 : $3 million) respectively.

(ii) Interest Rate Profile

The following table details the interest rate profile of the Group's and the Company's net interest-bearing assets and liabilities at the balance sheet date, after taking into account of the effect of interest rate swaps designated as cash flow or fair value hedging instruments (see (i) above).

	Group			
	2007		2006	
	Weighted Average Interest Rate %	$ million	Weighted Average Interest Rate %	$ million
Net fixed rate assets/(liabilities)				
Loans to associates	11.2	4,748	11.3	4,269
Bank loans and other borrowings	5.4	(7,945)	5.6	(6,410)
		(3,197)		(2,141)
Net variable rate assets/(liabilities)				
Cash at bank and in hand	-	8	–	27
Deposits with banks and other financial institutions	4.6	12,172	4.0	10,435
Bank overdrafts	6.8	-	7.8	(4)
Bank loans and other borrowings	4.4	(5,550)	4.3	(8,275)
Customers' deposits	1.3	(1,585)	2.3	(1,537)
		5,045		646

	Company			
	2007		2006	
	Weighted Average Interest Rate %	**$ million**	Weighted Average Interest Rate %	$ million
Net variable rate assets/(liabilities)				
Deposits with banks and other financial institutions	**4.6**	**12,154**	4.0	10,417

(iii) Sensitivity Analysis

At 31st December 2007, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would increase/decrease the Group's profit for the year and revenue reserve by approximately $67 million (2006 : increase/decrease by approximately $26 million). Other components of consolidated equity would increase/decrease by approximately $6 million (2006 : increase/decrease by approximately $45 million) in response to the general increase/decrease in interest rates.

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis point increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis has been performed on the same basis as for 2006.

(d) Currency Risk

(i) Committed and Forecast Transactions

The Group is exposed to foreign currency risk primarily through purchases that are denominated in a currency other than the functional currency of the operations to which they relate, as well as through income from its overseas investments. The currencies giving rise to this risk are primarily United States dollars, Sterling pounds, Euros, Japanese Yen, Thai Baht, Australian dollars, Renminbi and Canadian dollars.

The Group uses forward exchange contracts to manage its foreign currency risk and classifies these as cash flow hedges. At 31st December 2007, the Group had forward exchange contracts hedging committed and forecast transactions with a net fair asset value of $8 million (2006 : $1 million liability) recognised as derivative financial instruments.

(ii) Recognised Assets and Liabilities

The net fair value of forward exchange contracts and currency swap contracts used by the Group as economic hedges of monetary assets and liabilities in foreign currencies at 31st December 2007 was a $1 million asset (2006 : $1 million asset) and $nil (2006 : $4 million asset) respectively recognised as derivative financial instruments.

Except for borrowings designated to hedge overseas investments (see note 30(d)(iii)), the Group's borrowings are either hedged into Hong Kong dollars or are denominated in Hong Kong dollars. Given this, the management does not expect that there would be any significant currency risk associated with the Group's borrowings.

30. Financial Instruments (continued)

(d) Currency Risk (continued)

(iii) Overseas Investments

Currency exposure arising from overseas investments is mitigated in part by funding a portion of the investment through external borrowings in the same currency as the underlying investment. The fair value of these borrowings at 31st December 2007 was $4,942 million (2006 : $3,757 million).

(iv) Exposure to Currency Risk

The following table details the Group's and the Company's exposure at the balance sheet date to currency risk arising from highly probable forecast transactions or recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

Group

	2007							
$ million	USD	THB	JPY	AUD	EUR	GBP	RMB	CAD
Trade and other payables	34	–	454	–	–	1	–	8
Less: Trade and other receivables	(8)	(1)	(1)	–	–	–	–	–
Bank deposits and cash	(804)	(7)	(8)	–	–	(11)	–	–
Gross exposure arising from recognised assets and liabilities	(778)	(8)	445	–	–	(10)	–	8
Notional amounts of forward exchange contracts used as economic hedges	(28)	–	(301)	–	–	9	–	–
Net exposure arising from recognised assets and liabilities	(806)	(8)	144	–	–	(1)	–	8
Estimated forecast purchases (see note below)	285	–	162	–	–	1	4	–
Estimated forecast income	-	–	–	(10)	–	(4)	–	–
Gross exposure arising from forecast transactions	285	–	162	(10)	–	(3)	4	–
Notional amounts of forward exchange contracts used as cash flow hedging instruments	(224)	–	(91)	10	–	3	–	–
Net exposure arising from forecast transactions	61	–	71	–	–	–	4	–
Overall net exposure	(745)	(8)	215	–	–	(1)	4	8

$ million	2006 USD	THB	JPY	AUD	EUR	GBP	RMB	CAD
Trade and other payables	31	–	289	–	1	1	–	–
Less: Bank deposits and cash	–	(12)	(7)	–	–	–	–	–
Gross exposure arising from recognised assets and liabilities	31	(12)	282	–	1	1	–	–
Notional amounts of forward exchange contracts used as economic hedges	(12)	–	(235)	–	(1)	(1)	–	–
Net exposure arising from recognised assets and liabilities	19	(12)	47	–	–	–	–	–
Estimated forecast purchases (see note below)	290	–	863	–	–	1	–	–
Notional amounts of forward exchange contracts used as cash flow hedging instruments	(4)	–	(749)	–	–	–	–	–
Net exposure arising from forecast transactions	286	–	114	–	–	1	–	–
Overall net exposure	305	(12)	161	–	–	1	–	–

The forecast purchases of fuel are for one year's commitment only.

Company

$ million	2007 **USD**	**AUD**	**GBP**
Trade and other payables	**–**	**–**	**–**
Less: Trade and other receivables	**(7)**	**–**	**–**
Bank deposits and cash	**(804)**	**–**	**(11)**
Gross exposure arising from recognised assets and liabilities	**(811)**	**–**	**(11)**
Notional amounts of forward exchange contracts used as economic hedges	**(18)**	**–**	**9**
Net exposure arising from recognised assets and liabilities	**(829)**	**–**	**(2)**
Estimated forecast purchases	**8**	**–**	**–**
Estimated forecast income	**–**	**(10)**	**(4)**
Gross exposure arising from forecast transactions	**8**	**(10)**	**(4)**
Notional amounts of forward exchange contracts used as cash flow hedging instruments	**(25)**	**10**	**4**
Net exposure arising from forecast transactions	**(17)**	**–**	**–**
Overall net exposure	**(846)**	**–**	**(2)**

30. Financial Instruments (continued)

(d) Currency Risk (continued)

(v) Sensitivity Analysis

The following table indicates that a 10 percent strengthening in the following currencies against Hong Kong dollars at the balance sheet date would have increased/(decreased) the Group's profit for the year (and revenue reserve) and other components of consolidated equity.

Group

	2007		2006	
	Effect on Profit for the year and Revenue Reserve $ million	**Effect on Other Components of Equity $ million**	Effect on Profit for the year and Revenue Reserve $ million	Effect on Other Components of Equity $ million
	Increase/ (Decrease)	**Increase/ (Decrease)**	Increase/ (Decrease)	Increase/ (Decrease)
Australian dollars	**–**	**287**	–	237
Thai Baht	**–**	**28**	–	(7)
Japanese Yen	**–**	**1**	–	5
Pounds Sterling	**17**	**95**	–	–
Canadian dollars	**(5)**	**1**	–	–
Renminbi	**–**	**2**	–	–

A 10 percent weakening in the above currencies against Hong Kong dollars at the balance sheet date would have had an equal but opposite effect on the Group's profit for the year (and revenue reserve) and other components of consolidated equity.

This sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to each of the Group's entities' exposure to currency risk for both derivative and non-derivative financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies. Results of the analysis as presented in the above table represent an aggregation of the effects on each of the Group entities' profit after tax and equity measured in their respective functional currencies, translated into Hong Kong dollars at the exchange rate ruling at the balance sheet date for presentation purposes. The analysis has been performed on the same basis as for 2006.

(e) Equity Price Risk

The Group is exposed to equity price changes arising from unlisted available-for-sale equity securities which are held for strategic purposes (see note 17).

All of the Group's unlisted investments are held for long term strategic purposes. Their performance is reviewed regularly based on information available to the Group.

These unlisted investments do not have a quoted market price in an active market and are stated at cost. Any increase or decrease in impairment losses in respect of these investments would affect the Group's net profit. As at the balance sheet date, none of these unlisted investments was considered to be impaired. The review has been performed on the same basis as for 2006.

(f) Fair Value

The carrying amounts of financial instruments are estimated to approximate their fair values.

(g) Estimation of Fair Value

The following summarises the major methods and assumptions used in estimating the fair value of financial instruments.

(i) Securities

Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs. Unquoted equity investments do not have a quoted market price in an active market and are measured at cost as their fair value cannot be measured reliably.

(ii) Derivatives

The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of interest rate swaps and cross currency swaps is determined by discounting the future cash flows of the contracts at the current market interest and foreign exchange rates.

(iii) Interest-bearing Bank Loans and Other Borrowings

The carrying amounts of bank loans and other borrowings are estimated to approximate their fair values.

(iv) Financial Guarantees

The fair value of financial guarantees issued is determined by reference to fees charged in an arm's length transaction for similar services, when such information is obtainable, or is otherwise estimated by reference to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made.

31. Operating Lease

At 31st December 2007, the total future minimum lease payments by the Group under a non-cancellable equipment operating lease are payable as follows:

	Group	
	2007 $ million	2006 $ million
Within 1 year	62	62
After 1 year but within 5 years	46	108
	108	170

During the current year, under the terms of the non-cancellable equipment operating lease agreement, the lessee exercised the option to purchase all of the equipment at the fair market value at the end of the lease.

32. Commitments

The Group's commitments outstanding at 31st December and not provided for in the financial statements were as follows:

	Group		Company	
	2007 $ million	2006 $ million	2007 $ million	2006 $ million
Contracted for:				
Capital expenditure	1,106	1,218	–	–
Investment in associates	212	309	–	–
Others	6	–	–	–
	1,324	1,527	–	–
Authorised but not contracted for:				
Capital expenditure	8,436	8,674	–	–

33. Contingent Liabilities

	Group		Company	
	2007 $ million	2006 $ million	2007 $ million	2006 $ million
Financial guarantees have been issued in respect of banking facilities available to (see note below):				
Subsidiaries	–	–	4,156	3,757
Associates	2,482	–	2,482	–
Other guarantees given in respect of:				
Subsidiaries	10	10	1,130	1,806
Others	210	210	–	–
	2,702	220	7,768	5,563

As at the balance sheet date, the Company has issued guarantees to banks in respect of banking facilities granted to the wholly-owned subsidiaries and an associate. The directors do not consider it probable that a claim will be made against the Company under any of the guarantees. The maximum liability of the Company at the balance sheet date under the issued guarantees is disclosed above.

34. Material Related Party Transactions

The Group had the following material transactions with related parties during the year:

(a) Associates

Interest income received/receivable from associates in respect of the loans to associates amounted to $519 million (2006 : $461 million) for the year. At 31st December 2007, the total outstanding interest bearing loan balances due from associates were $4,748 million (2006 : $4,269 million). The outstanding balances with associates are disclosed in note 16.

(b) Key Management Personnel Compensation

Remuneration for key management personnel, including amounts paid to the Company's Directors as disclosed in note 10(a) and the highest paid employees as disclosed in note 10(b), is as follows:

	Group		**Company**	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Short-term employee benefits	**63**	63	**38**	38
Post-employment benefits	**3**	3	**1**	1
	66	66	**39**	39

Total remuneration is included in "staff costs" (see note 8). At 31st December 2007, the total outstanding amount due from the key management personnel was $0.3 million (2006 : $1 million).

(c) Subsidiaries

Management fees and services fees recharged by the Company to subsidiaries amounted to $129 million (2006 : $138 million) for the year. At 31st December 2007, the outstanding balances with subsidiaries are disclosed in note 15. The transactions and balances with subsidiaries are eliminated on consolidation.

(Expressed in Hong Kong Dollars)

34. Material Related Party Transactions (continued)

(d) Other Related Parties

On 30th October 2007, the Company and Cheung Kong Infrastructure Holdings Limited ("CKI"), a substantial shareholder holding approximately 38.87% of the issued share capital of the Company, entered into an agreement ("Agreement") pursuant to which CKI agreed to procure the sale and the Company agreed to procure the purchase by its subsidiary of 50% of the entire issued share capital of Stanley Power Inc. ("Stanley") as at the completion date of the Agreement ("Completion Date"). Stanley, a wholly owned subsidiary of CKI, had made an offer ("Offer") to purchase all of the outstanding units ("Units") of TransAlta Power, L.P. ("TransAlta Power") on the basis of CAD$8.38 (approximately HK$68.05) per Unit. TransAlta Power owns a 49.99% partnership interest in TransAlta Cogeneration, L.P. which in turn owns interests in five gas-fired cogeneration facilities in Alberta, Ontario and Saskatchewan, Canada and in a coal-fired, mine mouth generation facility in Alberta.

Pursuant to the Agreement, the consideration paid by the Company to CKI was an amount equivalent to (a) CAD$1,000,000 (approximately HK$8,120,000) being 50% of the initial capital in Stanley prior to the Completion Date plus (b) 50% of the aggregate amount of : the amount paid by Stanley for the purchase of the Units, the amount paid for the interest of the general partner of TransAlta Power in TransAlta Power and the costs of the Offer and its related transactions (but excluding any amount or costs paid with the initial share capital in Stanley), less (c) 50% of the amount outstanding on the Completion Date under the bridge facility ("Bridge Facility") obtained by Stanley for paying the costs of the acquisition of the Units. The Company also agreed to assume on the Completion Date the guarantee in respect of the Bridge Facility to the extent of 50% of its amount on a several basis.

The Agreement and its related transactions were approved by independent shareholders (i.e. shareholders other than CKI and its associates holding shares in the Company) of the Company at an extraordinary general meeting held on 27th December 2007 and completion of the Agreement took place on 28th December 2007.

Contingent liabilities in relation to the guarantees issued in connection with this acquisition are included in note 33.

35. Substantial Shareholder of the Company

The Company is a Hong Kong listed company and the shares are widely held by the public. Cheung Kong Infrastructure Holdings Limited currently holds approximately 38.87% of the issued share capital of the Company and is a substantial shareholder of the Company.

36. Critical Accounting Estimates and Judgements

The methods, estimates and judgements the directors used in applying the Group's accounting policies have a significant impact on the Group's financial position and operating results. Some of the accounting policies require the Group to apply estimates and judgements, on matters that are inherently uncertain. In addition to notes 26 and 30 which contain information about the assumptions and their risk factors relating to valuation of defined benefit retirement obligations and financial instruments, certain critical accounting judgements in applying the Group's accounting policies are described below.

(a) Depreciation and amortisation

Fixed assets are depreciated on a straight-line basis over their estimated useful lives, after taking into account the estimated residual value. The Group reviews annually the useful life of an asset and its residual value, if any. Interests in leasehold land held for own use under operating leases are amortised on a straight-line basis over the shorter of the estimated useful lives of the leased assets and the lease term. Both the period and methods of amortisation are reviewed annually. The depreciation and amortisation expenses for future periods are adjusted if there are significant changes from previous estimates.

(b) Impairment

In considering the impairment losses that may be required for the Group's assets which include available-for-sale securities and fixed assets, the recoverable amount of the asset needs to be determined. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for these assets may not be readily available. In determining the value in use, expected cash flows generated by the assets are discounted to their present value, which require significant judgement. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount.

Any increase or decrease in the above impairment loss would affect the net profit in future years.

37. Possible Impact of Amendments, New Standards and Interpretations Issued but not yet effective for the Year Ended 31st December 2007

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31st December 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements:

		Effective for accounting periods beginning on or after
HKAS 23 (Revised)	Borrowing Costs	1st January 2009
HKFRS 8	Operating Segments	1st January 2009
HK(IFRIC) Interpretation 12	Service Concession Arrangements	1st January 2008

38. Comparative Figures

As a result of adopting HKFRS 7, Financial instruments: Disclosures, and the amendments to HKAS 1, Presentation of financial statements: Capital disclosures, certain comparative figures have been adjusted to conform with changes in disclosure in the current year and to show separately comparative amounts in respect of items disclosed for the first time in 2007. Further details are disclosed in note 3.

Appendix 1
Segment Information
(a) Business Segments
For the year ended 31st December

	Sales of Electricity		Infrastructure Investments		Unallocated & Other Items		Consolidated	
$ million	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Revenue								
Group turnover	**12,478**	12,139	**–**	–	**46**	42	**12,524**	12,181
Other revenue	**426**	26	**46**	78	**36**	216	**508**	320
Segment revenue	**12,904**	12,165	**46**	78	**82**	258	**13,032**	12,501
Result								
Segment result	**7,858**	7,347	**46**	78	**(74)**	185	**7,830**	7,610
Interest income	**–**	–	**519**	461	**520**	263	**1,039**	724
Finance costs	**(369)**	(186)	**(265)**	(234)	**–**	–	**(634)**	(420)
Operating profit	**7,489**	7,161	**300**	305	**446**	448	**8,235**	7,914
Share of profits less losses of associates	**–**	–	**523**	228	**1**	1	**524**	229
Profit before taxation	**7,489**	7,161	**823**	533	**447**	449	**8,759**	8,143
Income tax	**(1,290)**	(1,286)	**(1)**	(2)	**(5)**	(13)	**(1,296)**	(1,301)
Profit after taxation	**6,199**	5,875	**822**	531	**442**	436	**7,463**	6,842
Scheme of Control transfers	**(15)**	–	**–**	–	**–**	–	**(15)**	–
Profit attributable to equity shareholders	**6,184**	5,875	**822**	531	**442**	436	**7,448**	6,842
At 31st December								
Assets								
Segment assets	**49,107**	49,209	**183**	1,733	**134**	36	**49,424**	50,978
Interest in associates	**–**	–	**9,062**	6,329	**9**	10	**9,071**	6,339
Bank deposits and cash	**–**	–	**–**	–	**12,180**	10,462	**12,180**	10,462
Consolidated total assets	**49,107**	49,209	**9,245**	8,062	**12,323**	10,508	**70,675**	67,779
Liabilities								
Segment liabilities	**2,848**	2,743	**118**	150	**227**	129	**3,193**	3,022
Current and deferred taxation	**5,836**	5,972	**19**	1	**13**	10	**5,868**	5,983
Interest-bearing borrowings	**8,559**	10,937	**4,936**	3,751	**–**	1	**13,495**	14,689
Rate Reduction Reserve	**1**	–	**–**	–	**–**	–	**1**	–
Development Fund	**14**	–	**–**	–	**–**	–	**14**	–
Consolidated total liabilities	**17,258**	19,652	**5,073**	3,902	**240**	140	**22,571**	23,694
Other information								
Capital expenditure	**1,747**	2,304	**–**	–	**–**	1	**1,747**	2,305
Depreciation and amortisation	**2,144**	2,019	**–**	–	**–**	–	**2,144**	2,019

(b) Geographical Segments

For the year ended 31st December

$ million	Hong Kong 2007	Hong Kong 2006	Australia 2007	Australia 2006	Unallocated & Other Items 2007	Unallocated & Other Items 2006	Consolidated 2007	Consolidated 2006
Revenue								
Group turnover	**12,503**	12,166	**–**	–	**21**	15	**12,524**	12,181
Other revenue	**460**	65	**46**	78	**2**	177	**508**	320
Segment revenue	**12,963**	12,231	**46**	78	**23**	192	**13,032**	12,501
Result								
Segment result	**7,885**	7,394	**45**	82	**(100)**	134	**7,830**	7,610
Interest income	**520**	263	**519**	460	**–**	1	**1,039**	724
Finance costs	**(369)**	(186)	**(257)**	(234)	**(8)**	–	**(634)**	(420)
Operating profit	**8,036**	7,471	**307**	308	**(108)**	135	**8,235**	7,914
Share of profits less losses of associates	**1**	1	**327**	254	**196**	(26)	**524**	229
Profit before taxation	**8,037**	7,472	**634**	562	**88**	109	**8,759**	8,143
Income tax	**(1,295)**	(1,299)	**(2)**	(2)	**1**	–	**(1,296)**	(1,301)
Profit after taxation	**6,742**	6,173	**632**	560	**89**	109	**7,463**	6,842
Scheme of Control transfers	**(15)**	–	**–**	–	**–**	–	**(15)**	–
Profit attributable to equity shareholders	**6,727**	6,173	**632**	560	**89**	109	**7,448**	6,842
At 31st December								
Assets								
Segment assets	**49,220**	49,234	**115**	46	**89**	1,698	**49,424**	50,978
Interest in associates	**9**	10	**7,030**	6,254	**2,032**	75	**9,071**	6,339
Bank deposits and cash	**–**	–	**–**	–	**12,180**	10,462	**12,180**	10,462
Consolidated total assets	**49,229**	49,244	**7,145**	6,300	**14,301**	12,235	**70,675**	67,779
Other information								
Capital expenditure	**1,747**	2,304	**–**	–	**–**	1	**1,747**	2,305
Depreciation and amortisation	**2,144**	2,019	**–**	–	**–**	–	**2,144**	2,019

Appendix 2
Principal Subsidiaries

The following list contains only the particulars of subsidiaries as at 31st December 2007 which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of Company	Issued Share Capital and Debt Securities	Percentage of Equity Held by the Company	Place of Incorporation/ Operation	Principal Activity
The Hongkong Electric Company, Limited	HK$2,411,600,000	100	Hong Kong	Electricity generation and supply
Associated Technical Services Limited	HK$1,000,000	100	Hong Kong	Consulting
Cavendish Construction Limited	HK$4,200,000	100	Hong Kong	Contracting
Fortress Advertising Company Limited	HK$2	100	Hong Kong	Advertising
Hongkong Electric Fund Management Limited	HK$20	100	Hong Kong	Trustee
Gusbury Enterprises Incorporation	US$2	100	Panama/Hong Kong	Investment holding
Hongkong Electric (Natural Gas) Limited	US$1	100	British Virgin Islands/ Hong Kong	Investment holding
Hongkong Electric (Cayman) Limited	US$1 and HK$1,000 million Hong Kong dollar notes (see note 23)	100	Cayman Islands/ Hong Kong	Financing
Hongkong Electric Finance (Cayman) Limited	US$1	100	Cayman Islands/ Hong Kong	Financing
Fenning Limited	HK$20	100	Hong Kong	Contracting
Dunway Investment Limited	US$1	100	British Virgin Islands	Investment
Coty Limited	US$1	100	British Virgin Islands	Investment holding
Bonlink Investment Limited	US$1	100	British Virgin Islands	Investment holding
Hongkong Electric International Limited	US$50,000	100	British Virgin Islands	Investment holding
Hongkong Electric Finance Limited	US$1 and HK$2,400 million Hong Kong dollar notes (see note 23)	100*	British Virgin Islands/ Hong Kong	Financing
HEI Investment Holdings Limited	HK$2	100*	Hong Kong	Investment holding
Sigerson Business Corp.	US$1	100*	British Virgin Islands	Investment holding
HEI Utilities (Malaysian) Ltd	A$637,510	100*	British Virgin Islands	Investment holding
HEI Power (Malaysian) Ltd	A$52,510	100*	British Virgin Islands	Investment holding
Hong Kong Electric International Finance (Australia) Pty Limited	A$1	100*	Australia	Financing
HEI Transmission Finance (Australia) Pty Limited	A$12	100*	Australia	Financing
HEI Distribution Finance (Australia) Pty Limited	A$100	100*	Australia	Financing
Riverland Investment Limited	US$1	100*	British Virgin Islands	Investment holding
Hongkong Electric International Power (Mauritius) Limited	US$2	100*	Mauritius	Investment holding
HEI Electricity Distribution (Malaysian) Limited	US$100	100*	Malaysia	Investment holding
Kentson Limited	US$1	100*	British Virgin Islands	Investment holding
Alpha Central Profits Limited	US$1	100*	British Virgin Islands	Investment holding
Beta Central Profits Limited	GBP63,772,525	100*	United Kingdom	Investment holding
HKE Fund Management Limited S.à r.l.	EUR12,500	100*	Luxembourg	Investment holding
HEI China Limited	US$1	100*	British Virgin Islands	Investment holding
Hongkong Electric Yunnan Dali Wind Power Company Limited	HK$1	100*	Hong Kong	Investment holding
Dako International Limited	US$1	100*	British Virgin Islands	Investment holding
More Advance Development Limited	HK$10,000	100*	Hong Kong	Investment holding
HEI Tap Limited S. A.	CAD$1,050,000	100*	Belgium	Investment holding

* *Indirectly held*

Appendix 3
Principal Associates

The following list contains only the particulars of associates as at 31st December 2007 which principally affected the results or assets of the Group:

Name of Associate	Issued Share Capital	Percentage of Group's Effective Interest	Place of Incorporation/ Operation	Principal Activity
Secan Limited	HK$10	20%	Hong Kong	Property development
CKI Spark Holdings No. One Limited (see note (a) below)	AUD303,146,236	54.76%	Bahamas/Australia	Electricity distribution
CKI Spark Holdings No. Two Limited (see note (b) below)	AUD498,038,537	54.76%	Bahamas/Australia	Electricity distribution
Hong Kong Telecommunication Holdings (Malaysian) Limited (see note (c) below)	USD150	33.33%	Malaysia	Investment holding
Ratchaburi Power Company, Limited (see note (d) below)	THB5,370,000,000	25%	Thailand	Electricity generation and supply
Northern Gas Networks Holdings Limited (see note (e) below)	GBP571,670,980	19.9%	United Kingdom	Gas distribution
Stanley Power Inc. (see note (f) below)	CAD$2,000,000	50%	Canada	Electricity generation
Huaneng Hongkong Electric Dali Wind Power Company Limited (see note (g) below)	RMB188,140,000	45%	People's Republic of China	Electricity generation

Notes:

(a) CKI Spark Holdings No. One Limited holds a 51% attributable interest in CHEDHA Holdings Pty Limited ("CHEDHAH"). CHEDHAH is the holding company of Powercor and CitiPower. Powercor operates and manages an electricity distribution business in the State of Victoria, Australia. CitiPower, which is similar to Powercor, is one of five electricity distributors in the State of Victoria, Australia. The Group holds 54.76% of CKI Spark Holdings No. One Limited but the Group does not have effective control over it and, therefore, it has been accounted for as an associate.

(b) CKI Spark Holdings No. Two Limited holds a 51% attributable interest in ETSA Utilities Partnership ("ETSA"). ETSA is an unincorporated body and operates and manages the electricity distribution business in the State of South Australia. The Group holds 54.76% of CKI Spark Holdings No. Two Limited but the Group does not have effective control over it and, therefore, it has been accounted for as an associate.

(c) Hong Kong Telecommunication Holdings (Malaysian) Limited through its wholly-owned subsidiary holds certain telecommunication assets in Australia.

(d) Ratchaburi Power Company, Limited is incorporated in Thailand and is principally engaged in the development, financing, construction, installation, testing, operation and maintenance of a power generating station in Thailand.

(e) Northern Gas Networks Holdings Limited ("NGN") operates a gas distribution network in the North of England. The directors consider that the Group is able to exercise significant influence over the financial and operating policy decisions of NGN and, accordingly, it is accounted for as an associate.

(f) Stanley Power Inc. indirectly holds a 49.99% partnership interest in TransAlta Cogeneration L.P.. TransAlta Cogeneration L.P. owns interests in five gas-fired cogeneration facilities in Alberta, Ontario and Saskatchewan and in a coal-fired, mine-mouth generation facility in Alberta, Canada.

(g) Huaneng Hongkong Electric Dali Wind Power Company Limited is engaged in the wind power development, operate, management and supply of electricity in the People's Republic of China.

Five-year Group Profit Summary and Group Balance Sheet

Five-Year Group Profit Summary

HK$ million	2007	2006	2005	2004	2003
Turnover	**12,524**	12,181	11,622	11,407	11,250
Operating profit	**8,235**	7,914	7,167	7,017	7,394
Profit on disposal of interest in associates	**–**	–	1,560	–	–
Share of profits less losses of associates	**524**	229	1,050	419	71
Profit before taxation	**8,759**	8,143	9,777	7,436	7,465
Income tax	**(1,296)**	(1,301)	(1,215)	(1,180)	(1,598)
Profit after taxation	**7,463**	6,842	8,562	6,256	5,867
Scheme of Control transfers	**(15)**	–	–	–	133
Profit attributable to equity shareholders	**7,448**	6,842	8,562	6,256	6,000

Five-Year Group Balance Sheet

HK$ million	2007	2006	2005	2004	2003
Fixed assets	**46,058**	46,496	46,258	45,276	45,024
Interest in associates	**9,071**	6,339	5,780	8,914	8,175
Other non-current financial assets	**66**	1,687	1,682	39	7
Other non-current assets	**1,228**	626	213	296	236
Net current assets/(liabilities)	**10,566**	9,892	5,525	1,242	(845)
Total assets less current liabilities	**66,989**	65,040	59,458	55,767	52,597
Non-current liabilities	**(18,870)**	(20,955)	(17,773)	(18,195)	(17,531)
Rate Reduction Reserve	**(1)**	–	–	–	(5)
Development Fund	**(14)**	–	–	–	–
Net assets	**48,104**	44,085	41,685	37,572	35,061
Share capital	**2,134**	2,134	2,134	2,134	2,134
Reserves	**45,970**	41,951	39,551	35,438	32,927
Capital and reserves	**48,104**	44,085	41,685	37,572	35,061

Note:

In 2005, the Group adopted a number of new and revised HKFRSs issued by the HKICPA as part of its ongoing programme to align HKFRSs with International Accounting Standards. Under the transitional arrangements, a number of the new standards were adopted prospectively, such as HKAS 32, Financial instruments: Disclosure and Presentation and HKAS 39, Financial instruments: Recognition and measurement and Amendments to HKAS 19, Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures, whilst others such as HKAS 28, Investments in Associates were adopted retrospectively. In the above analysis, the figures for 2004 and earlier years have only been restated to the extent that the new accounting policies were adopted retrospectively.

Ten-Year Scheme of Control Statement

The Hongkong Electric Company, Limited

(a) Scheme of Control

The activities of The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, are subject to a Scheme of Control ("SOC") agreed with the Hong Kong SAR Government. This SOC was renewed with effect from 1st January 1994 and is effective until 31st December 2008. During this period, each party had the right, during the year ended 31st December 1998 and the year ended 31st December 2003, to request modification of the SOC, subject to agreement being reached by all parties.

The SOC provides for HEC to earn a Permitted Return of 13.5% of average net fixed assets plus 1.5% of average net fixed assets acquired after 1st January 1979 from the additional shareholders' investment as defined in the SOC. The Permitted Return is determined after any excess capacity adjustment, in accordance with the Annex to the SOC. An excess capacity adjustment of HK$39 million was made in 2007. Any difference between the Permitted Return and the SOC net revenue of HEC must be transferred to or (from) a Development Fund from or (to) the Profit and Loss Account of HEC. Where the SOC net revenue is less than the Permitted Return, the amount transferred from the Development Fund to the Profit and Loss Account shall not exceed the balance of the Development Fund. In calculating this SOC net revenue, interest relating to the acquisition of fixed assets (whether it has been charged to revenue or capitalised) up to 8% per annum, is added to, and a tax adjustment is made against, profit after taxation. In addition, each year 8% of the average balance of the Development Fund is transferred from the Profit and Loss Account of HEC to a Rate Reduction Reserve, the purpose of which is to rebate electricity charges to customers.

In accordance with the renewed SOC effective 1st January 1994, HEC is required to retain a SOC tax adjustment at historical tax rates. This tax adjustment shall be retained within HEC until such time as it may be required to pay the tax.

(b) Ten-Year Scheme of Control Statement for the Year Ended 31st December

HK$ million	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Sales of electricity	**12,452**	12,326	12,310	11,442	11,263	11,522	10,911	10,543	9,577	9,627
Transfer from/(to) Fuel Clause Account	**413**	15	119	(443)	(726)	(724)	(740)	(801)	(745)	(623)
Other Scheme of Control revenue	**455**	42	56	51	66	56	59	54	64	62
Gross tariff revenue	**13,320**	12,383	12,485	11,050	10,603	10,854	10,230	9,796	8,896	9,066
Fuel costs	**(2,167)**	(1,780)	(1,887)	(1,301)	(983)	(972)	(917)	(823)	(842)	(973)
Operating costs	**(1,260)**	(1,155)	(1,190)	(1,105)	(918)	(833)	(848)	(845)	(798)	(755)
Interest	**(369)**	(186)	(128)	(83)	(195)	(196)	(359)	(590)	(648)	(778)
Depreciation	**(2,025)**	(1,892)	(1,832)	(1,810)	(1,782)	(1,671)	(1,572)	(1,448)	(1,348)	(1,382)
Profit on disposal of fixed assets	**–**	–	–	–	317	–	–	–	–	–
Net revenue before taxation	**7,499**	7,370	7,448	6,751	7,042	7,182	6,534	6,090	5,260	5,178
Scheme of Control taxation	**(1,331)**	(1,453)	(1,314)	(1,167)	(1,193)	(1,134)	(1,010)	(862)	(747)	(822)
Net revenue after taxation	**6,168**	5,917	6,134	5,584	5,849	6,048	5,524	5,228	4,513	4,356
Interest on borrowed capital	**307**	285	181	128	218	329	524	775	790	867
Interest on incremental customers' deposits	**9**	9	3	–	–	–	3	3	1	–
Scheme of Control net revenue	**6,484**	6,211	6,318	5,712	6,067	6,377	6,051	6,006	5,304	5,223
Transfer (to)/from Development Fund	**(14)**	–	–	–	139	(1)	111	(160)	251	(2)
Shortfall in Development Fund	**–**	487	288	869	228	–	–	–	–	–
Permitted return	**6,470**	6,698	6,606	6,581	6,434	6,376	6,162	5,846	5,555	5,221
Shortfall in Development Fund	**–**	(487)	(288)	(869)	(228)	–	–	–	–	–
Interest on borrowed capital	**(307)**	(285)	(181)	(128)	(218)	(329)	(524)	(775)	(790)	(867)
Interest on incremental customers' deposits	**(9)**	(9)	(3)	–	–	–	(3)	(3)	(1)	–
Transfer to Rate Reduction Reserve	**(1)**	–	–	–	(6)	(11)	(15)	(14)	(17)	(27)
Net return	**6,153**	5,917	6,134	5,584	5,982	6,036	5,620	5,054	4,747	4,327

Ten-Year Balance Sheet

As at 31st December

The Hongkong Electric Company, Limited

HK$ million	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Non-current assets										
Fixed assets	**46,123**	46,565	46,331	45,353	45,104	45,287	44,045	41,688	39,761	37,750
Employee retirement benefit assets	**1,033**	539	159	277	220	212	–	–	–	–
Derivative financial instruments	**8**	1	29	–	–	–	–	–	–	–
	47,164	47,105	46,519	45,630	45,324	45,499	44,045	41,688	39,761	37,750
Current assets										
Coal, fuel oil and liquefied natural gas	**255**	204	164	189	86	120	138	100	142	135
Stores and materials	**281**	278	281	275	281	292	301	299	309	291
Fuel Clause Account	**336**	566	1,079	1,197	1,147	1,235	1,216	981	262	186
Trade and other receivables	**1,071**	1,056	1,013	1,049	1,018	1,039	664	633	641	525
Cash and bank balances	**4**	21	2	7	3	2	5	12	9	–
	1,947	2,125	2,539	2,717	2,535	2,688	2,324	2,025	1,363	1,137
Current liabilities										
Bank loans and other borrowings	**(1,405)**	(3,735)	(4,398)	(7,535)	(8,269)	(9,266)	(7,944)	(6,573)	(5,992)	(5,176)
Trade and other payables	**(860)**	(898)	(842)	(1,010)	(1,011)	(1,242)	(1,858)	(1,511)	(1,867)	(2,309)
Current taxation	**(410)**	(540)	(220)	(229)	(301)	(419)	(792)	(209)	(227)	(179)
	(2,675)	(5,173)	(5,460)	(8,774)	(9,581)	(10,927)	(10,594)	(8,293)	(8,086)	(7,664)
Net current liabilities	**(728)**	(3,048)	(2,921)	(6,057)	(7,046)	(8,239)	(8,270)	(6,268)	(6,723)	(6,527)
Total assets less current liabilities	**46,436**	44,057	43,598	39,573	38,278	37,260	35,775	35,420	33,038	31,223
Non-current liabilities										
Bank loans and other borrowings	**(9,796)**	(9,845)	(6,936)	(4,276)	(3,852)	(7,295)	(8,036)	(9,639)	(8,790)	(8,444)
Deferred creditors	**–**	–	(52)	(548)	(760)	(972)	(1,184)	(1,362)	(1,770)	(2,036)
Customers' deposits	**(1,585)**	(1,537)	(1,508)	(1,455)	(1,387)	(1,350)	(1,302)	(1,242)	(1,169)	(1,131)
Employee retirement benefit liabilities	**(423)**	(307)	(268)	(79)	(68)	(57)	–	–	–	–
Deferred tax liabilities *(Note 4)*	**(5,426)**	(5,432)	(5,382)	(5,236)	(5,105)	(4,599)	–	–	–	–
Derivative financial instruments	**(7)**	(1)	(5)	–	–	–	–	–	–	–
	(17,237)	(17,122)	(14,151)	(11,594)	(11,172)	(14,273)	(10,522)	(12,243)	(11,729)	(11,611)
Rate Reduction Reserve *(Note 1)*	**(1)**	–	–	–	(5)	(10)	(9)	(14)	(21)	(62)
Development Fund *(Note 2)*	**(14)**	–	–	–	–	(139)	(138)	(249)	(89)	(340)
Net Assets	**29,184**	26,935	29,447	27,979	27,101	22,838	25,106	22,914	21,199	19,210
Capital and Reserves										
Share capital	**2,411**	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411
Reserves *(Notes 3 & 4)*	**6**	4	–	–	–	937	2,460	2,201	1,975	1,724
Hedging reserves	**(6)**	(4)	3	–	–	–	–	–	–	–
Proposed dividend	**4,928**	4,878	3,882	4,244	5,200	1,903	4,311	3,917	3,945	3,518
	7,339	7,289	6,296	6,655	7,611	5,251	9,182	8,529	8,331	7,653
Loan capital	**21,845**	19,646	23,151	21,324	19,490	17,587	15,924	14,385	12,868	11,557
	29,184	26,935	29,447	27,979	27,101	22,838	25,106	22,914	21,199	19,210

Notes:

(1) The purpose of this reserve is to reduce, by means of rebates, electricity tariffs to customers.

(2) The main purpose of the development fund is to assist in financing the acquisition of fixed assets and it is not part of shareholders' funds.

(3) Up to 2001, these reserves include a Scheme of Control tax adjustment, calculated in accordance with the renewed Scheme of Control Agreement effective 1st January 1994. These represent the accumulated difference between depreciation and the Inland Revenue tax allowances, applying the tax rate applicable to each respective year. This Scheme of Control tax adjustment was required to be retained within The Hongkong Electric Company, Limited ("HEC") until such time as it may be required to pay the tax. Starting from 2002 following the implementation of Hong Kong Statement of Standard Accounting Practice No. 12 (revised) "Income Taxes", a deferred tax liability has been recognised on HEC's balance sheet and this Scheme of Control tax adjustment is no longer considered necessary.

(4) Hong Kong Statement of Standard Accounting Practice No.12 (revised) "Income Taxes" was first effective for accounting periods beginning on or after 1st January 2003. In order to comply with this revised Statement, the Group adopted a new accounting policy for deferred tax in 2003. Figures for 2002 have been adjusted. However, it is not practicable to restate earlier years for comparison purposes.

Ten-Year Operating Statistics

The Hongkong Electric Company, Limited

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Units Sold (Millions of kWh)										
Commercial	**8,109**	7,984	7,866	7,781	7,596	7,709	7,456	7,141	6,875	6,781
Domestic	**2,394**	2,372	2,445	2,332	2,346	2,443	2,359	2,346	2,288	2,448
Industrial	**388**	417	444	480	471	490	496	505	490	464
Total (Millions of kWh) *(Note 1)*	**10,891**	10,773	10,755	10,593	10,413	10,642	10,311	9,992	9,653	9,693
Annual Increase (%)	**1.1**	0.2	1.5	1.7	(2.2)	3.2	3.2	3.5	(0.4)	6.8
Average Net Tariff (Cents per kWh)										
Basic Tariff	**114.3**	114.4	114.9	108.5	108.5	108.5	105.7	105.7	99.4	99.4
Fuel Clause Surcharge/(Rebate)	**5.9**	4.9	2.2	(4.1)	(6.1)	(7.1)	(9.3)	(15.2)	(8.5)	(8.5)
Special Rebate	**–**	(1.9)	(7.1)	(1.0)	(1.0)	–	–	–	–	–
Rate Reduction Rebate	**–**	–	–	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)	(0.6)	(0.6)
Net Tariff (Cents per kWh)	**120.2**	117.4	110.0	103.3	101.3	101.3	96.2	90.3	90.3	90.3
				(Note 2)	*(Note 3)*					
Number of Customers (000's)	**561**	559	556	552	547	544	536	526	519	513
Installed Capacity (MW)										
Gas Turbines and Standby Units	**920**	920	920	920	920	920	805	805	805	805
Coal-fired Units	**2,500**	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500
Gas-fired Combined Cycle Unit	**335**	335	–	–	–	–	–	–	–	–
Wind Turbine	**1**	1	1	–	–	–	–	–	–	–
Total (MW)	**3,756**	3,756	3,421	3,420	3,420	3,420	3,305	3,305	3,305	3,305
System Maximum Demand (MW)	**2,552**	2,597	2,565	2,588	2,440	2,436	2,516	2,417	2,343	2,316
Annual Increase (%)	**(1.7)**	1.2	(0.9)	6.1	0.2	(3.2)	4.1	3.2	1.2	5.0
Annual Load Factor (%)	**54.8**	53.6	54.3	52.9	55.3	55.2	53.0	53.5	53.4	54.2
Thermal Efficiency (%)	**36.4**	35.5	35.1	35.3	35.3	35.4	35.5	35.6	35.8	35.9
Coal-fired Plant Availability (%)	**86.0**	86.0	88.5	87.6	87.0	88.2	87.9	84.3	87.1	89.2
Number of Switching Stations	**23**	23	23	22	23	22	20	20	20	18
Number of Zone Substations	**26**	26	26	26	28	26	25	25	25	23
Number of Consumer Substations	**3,632**	3,617	3,597	3,570	3,531	3,487	3,444	3,391	3,309	3,230
Number of Employees	**1,857**	1,907	1,965	2,022	2,092	2,168	2,277	2,325	2,403	2,490
Capital Expenditure (HK$ Million)	**1,747**	2,307	3,006	2,248	2,106	3,145	4,133	3,549	3,622	4,248

Notes:

(1) 2002 included a one-off adjustment arising from a change in the recognition of electricity units sold during the year.

(2) Applicable from April 2004 to December 2004.

(3) Applicable from January 2003 to March 2004.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 15th May 2008 at 12:00 noon for the following purposes:

Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2007.

2. To declare a final dividend.

3. To re-elect retiring Directors.

4. To appoint Auditors and authorise the Directors to fix their remuneration.

Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "**THAT**:

   (a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution, such mandate to include the granting of offers or options (including bonds and debentures convertible into shares of the Company) which might be exercisable or convertible during or after the Relevant Period; and

   (b) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

By Order of the Board

Lillian Wong
Company Secretary
Hong Kong, 2nd April 2008

Notes:

(1) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 80 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll.

(2) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and on a poll, vote for him (The number of proxies appointed by any member who is a holder of two or more shares shall not exceed two). A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(3) The register of members will be closed from Thursday, 8th May 2008 to Thursday, 15th May 2008, both days inclusive. To qualify for the final dividend and the right to attend and vote at the Meeting (or any adjournment thereof), all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 7th May 2008.

(4) Regarding Resolution 3 above, Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mr. Ronald Joseph Arculli, Mrs. Susan Chow Woo Mo-fong, Mr. Andrew John Hunter, Mr. Kam Hing-lam, Mr. Holger Kluge, Mr. Victor Li Tzar-kuoi and Mr. George Colin Magnus, will retire under Article 116 of the Company's Articles of Association, while Mr. Yuen Sui-see will retire under Article 99 of the Company's Articles of Association, and, being eligible, will offer themselves for re-election at the Meeting. Particulars of these Directors required to be disclosed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") are set out in Appendix II to the circular mentioned in Note (6) below.

(5) With reference to Resolutions 5 and 7 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company. The general mandate is being sought from members in compliance with the Companies Ordinance and the Listing Rules.

(6) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Listing Rules, will be despatched to the members together with the 2007 annual report.

Corporate Information

BOARD OF DIRECTORS	
Executive Directors	Canning Fok Kin-ning *(Chairman)* Tso Kai-sum *(Group Managing Director)* Susan Chow Woo Mo-fong* Andrew John Hunter Kam Hing-lam Francis Lee Lan-yee *(Director & General Manager (Engineering))* Victor Li Tzar-kuoi Neil Douglas McGee *(Group Finance Director)* Frank John Sixt Wan Chi-tin *(Director of Engineering (Planning & Development))* Yuen Sui-see *(Director of Operations)* Chan Loi-shun *(Alternate Director to Kam Hing-lam)*
Non-executive Directors	Ronald Joseph Arculli George Colin Magnus
Independent Non-executive Directors	Holger Kluge Ralph Raymond Shea Wong Chung-hin
	* *Also Alternate Director to Canning Fok Kin-ning and Frank John Sixt*
AUDIT COMMITTEE	Wong Chung-hin *(Chairman)* Ronald Joseph Arculli Holger Kluge Ralph Raymond Shea
REMUNERATION COMMITTEE	Canning Fok Kin-ning *(Chairman)* Ralph Raymond Shea Wong Chung-hin
COMPANY SECRETARY	Lillian Wong
REGISTERED OFFICE	Hongkong Electric Centre, 44 Kennedy Road, Hong Kong Telephone : 2843 3111 Facsimile : 2537 1013 E-mail : mail@heh.com Website : www.heh.com
BANKER	The Hongkong and Shanghai Banking Corporation Limited
SOLICITORS	Johnson Stokes & Master
AUDITORS	KPMG
SHARE REGISTRAR	Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
ADR DEPOSITARY	Citibank, N.A. Shareholder Services P.O. Box 43077, Providence, Rhode Island 02940-3077, U.S.A.

Financial Calendar

Half-year results	announced on 9th August 2007
Full-year results	announced on 6th March 2008
Annual Report	posted to shareholders on or before 3rd April 2008
Share register closed	8th May 2008 to 15th May 2008
Annual General Meeting	to be held on 15th May 2008
Dividends per share	
Interim: HK$0.58	paid on 21st September 2007
Final: HK$1.43	payable on 16th May 2008

File No. 82-4086

公司註冊處
Companies Registry

附屬公司資料陳述書
Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

RECEIVED 2008 JUN 11 P 12:45 OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2007
日 DD	月 MM	年 YYYY

本陳述書包括 ______ 頁附表。

This Statement includes 4 page(s) of Schedule.

簽署 Signed :

姓名 Name : Lillian Wong Lee-wah
董事 ~~Director~~ / 秘書 Secretary *

日期 Date : 2nd June, 2008
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) 提交人的資料 Presentor's Reference

姓名 Name: Lillian Wong Lee-wah

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 28433111 傳真 Fax: 25371013

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

公司編號 Company Number

46996

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
A.S.L. Transport Limited	Hong Kong	Ordinary	100	
Alpha Central Profits Limited	British Virgin Islands	Ordinary		100
Associated Technical Services Limited 港燈協聯工程有限公司	Hong Kong	Ordinary	100	
Beta Central Profits Limited	United Kingdom	Ordinary		100
Bonlink Investment Ltd.	British Virgin Islands	Ordinary	100	
Cavendish Construction Limited 嘉雲建設有限公司	Hong Kong	Ordinary	100	
CKI Spark Holdings No. One Limited	Bahamas	Ordinary		54.76
CKI Spark Holdings No. Two Limited	Bahamas	Ordinary		54.76
CKI Utilities Development Limited	Labuan, Malaysia Continued to Bahamas	Ordinary		54.76
Coty Limited	British Virgin Islands	Ordinary	100	
Dako International Limited	British Virgin Islands	Ordinary		100
Dunway Investment Limited	British Virgin Islands	Ordinary	100	
Fenning Limited	Hong Kong	Ordinary	100	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form AC1

公司編號 Company Number

46996

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Fortress Advertising Company Limited 豐澤廣告有限公司	Hong Kong	Ordinary	100	
Gusbury Enterprises Inc.	Panama	Ordinary	100	
HEI China Limited	British Virgin Islands	Ordinary		100
HEI Distribution Finance (Australia) Pty Ltd.	Australia	Ordinary		100
HEI Electricity Distribution (Malaysian) Limited	Labuan, Malaysia	Ordinary		100
HEI Investment Holdings Limited	Hong Kong	Ordinary		100
HEI Power (Malaysian) Limited	Labuan, Malaysia Continued to British Virgin Islands	Ordinary		100
HEI Spark Holdings No. One Limited	Bahamas	Ordinary		54.76
HEI Tap Limited S.A.	Belgium	Preferred: 95% Common: 5%		100
HEI Transmission Finance (Australia) Pty Limited	Australia	Ordinary		100

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
HEI Utilities (Malaysian) Limited	Labuan, Malaysia Continued to British Virgin Islands	Ordinary		100
HEI Utilities Development Limited	Labuan, Malaysia Continued to Bahamas	Ordinary		54.76
HKE Fund Management Limited S.à r.l.	Luxembourg	Ordinary		100
Hong Kong Electric International Finance (Australia) Pty Limited	Australia	Ordinary		100
Hongkong Electric (BVI) Ltd.	British Virgin Islands	Ordinary	100	
Hongkong Electric (Cayman) Limited	Cayman Islands	Ordinary	100	
Hongkong Electric (Natural Gas) Limited 香港電燈(天然氣)有限公司	British Virgin Islands	Ordinary	100	
Hongkong Electric Finance (Cayman) Limited	Cayman Islands	Ordinary	100	
Hongkong Electric Finance Ltd.	British Virgin Islands	Ordinary		100
Hongkong Electric Fund Management Limited 香港電燈基金管理有限公司	Hong Kong	Ordinary	100	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Hongkong Electric International Limited	British Virgin Islands	Ordinary	100	
Hongkong Electric International Power (Mauritius) Limited	Republic of Mauritius	Ordinary		100
Hongkong Electric Yunnan Dali Wind Power Company Limited 港燈雲南大理風電有限公司	Hong Kong	Ordinary		100
Kentson Limited	British Virgin Islands	Ordinary		100
More Advance Development Limited 滿進發展有限公司	Hong Kong	Ordinary		100
Riverland Investment Limited	British Virgin Islands	Ordinary		100
Rolling Hills International (Chengde) Wind Power Company Ltd.	Republic of Mauritius	Ordinary		66.7%
Sigerson Business Corp.	British Virgin Islands	Ordinary		100
The Hongkong Electric Company, Limited 香港電燈有限公司	Hong Kong	Ordinary	100	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

File No. 82-4086

公司註冊處
Companies Registry

持有非附屬公司股份的資料陳述書
Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情
The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

日 DD	月 MM	年 YYYY
31	12	2007

本陳述書包括 4 頁附表。

This Statement includes 4 page(s) of Schedule.

簽署 Signed :

姓名 Name : Lillian Wong Lee-wah
董事 ~~Director~~／秘書 Secretary *

日期 Date : 2nd June, 2008
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong Lee-wah

地址 Address: 44 Kennedy Road,
Hong Kong.

電話 Tel: 2843 3295 傳真 Fax: 2537 1013

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

46996

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
CHEDHA Holdings Pty Limited	Australia	Ordinary	27.93
CHES Networks Pty Limited	Australia	Ordinary	33.33
Citipower I Pty Limited	Australia	Ordinary	27.93
Citipower II Pty Limited	Australia	Ordinary	27.93
Citipower Pty	Australia	Ordinary	27.93
CKI Power Development Pty Limited	Labuan, continued to Bahamas, then continued to Australia	Ordinary	27.93
CKI Power Distribution Pty Limited	Labuan, continued to Bahamas, then continued to Australia	Ordinary	27.93
CKI/HEI Electricity Assignment Pty Limited	BVI, Continued to Australia	Ordinary	27.93

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC2**

(附表一 Schedule 1)

公司編號 Company Number: 46996

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
CKI/HEI Electricity Distribution Holdings (Australia) Pty Limited	Australia	Ordinary	27.93
CKI/HEI Electricity Distribution Pty Limited	Australia	Ordinary	27.93
CKI/HEI Electricity Distribution (Services) Pty Limited	Australia	Ordinary	27.93
CKI/HEI Electricity Distribution Two Pty Limited	Australia	Ordinary	27.93
CKI/HEI Energy Holdings Pty Limited	Australia	Ordinary	50
CKI/HEI Power Holdings Pty Limited	Labuan, continued to Bahamas, then continued to Australia	Ordinary	27.93
ETSA Ancillary Pty Ltd	Australia	Ordinary	27.93
ETSA FRC Pty Ltd	Australia	Ordinary	27.93
ETSA Utilities Finance Pty Limited	Australia	Ordinary	27.93

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
HEI Power Development Pty Limited	Labuan, continued to Bahamas, then continued to Australia	Ordinary	27.93
HEI Power Distribution Pty Limited	Labuan, continued to Bahamas, then continued to Australia	Ordinary	27.93
Hong Kong Telecommunications Holdings (Australia) Limited	Australia	Ordinary	33.33
Hong Kong Telecommunications Holdings (Malaysian) Limited	Labuan, Malaysia	Ordinary	33.33
Huaneng Hongkong Electric Dali Wind Power Company Limited 华能港灯大理风力发电有限公司	People's Republic of China	Ordinary	45
Marregon (No. 2) Pty Limited	Australia	Ordinary	27.93

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Marregon Pty Limited	Australia	Ordinary	27.93
Powercor Australia Holdings Pty Limited	Australia	Ordinary	27.93
Powercor Australia Limited	Australia	Ordinary	27.93
Powercor Australia LLC	U. S. A.	Ordinary	27.93
Powercor Pty Limited	Australia	Ordinary	27.93
Ratchaburi Power Company, Limited	Thailand	Ordinary	25
Secan Limited	Hong Kong	Ordinary	20
Silk Telecom (WA) Pty Limited	Australia	Ordinary	33.33
Silk Telecom Pty Limited	Australia	Ordinary	33.33
Stanley Power Inc.	Canada	Ordinary	50
TransAlta Cogeneration Ltd.	Canada	Ordinary	24.995
Utilities Management Pty Limited	Australia	Ordinary	27.93

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

File No. 82-4086

周年申報表
Annual Return

公司註冊處
Companies Registry

(《公司條例》第107(1)條)
(Companies Ordinance s. 107(1))

RECEIVED
2008 JUN 11 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

(註 Note 8) **2 商業名稱 Business Name**

-

3 公司類別 Type of Company

請在適用的空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

15	5	2008
日 DD	月 MM	年 YYYY

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

44 Kennedy Road, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

mail@heh.com

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong Lee-wah

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2503 5512

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

-

(註 Note 11) 8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司無需填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: -

(註 Note 12) 9 股本 Share Capital

(無股本的公司無需填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 ***Total*** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 ***Total*** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HK$3,300,000,000	2,134,261,654	HK$1	HK$2,134,261,654	HK$2,134,261,654
總值 Total	HK$3,300,000,000	2,134,261,654		HK$2,134,261,654	HK$2,134,261,654

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

*(有股本的公司必須填報此項。如未能盡錄於下列表格內，請用續頁A填報。 Company having a share capital **must complete this section**. Use Continuation Sheet A if there is insufficient space.)*

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓* Transferred *		
			數目 Number	日期 Date	
	Please see attached shareholders' list in CD-ROM				
	總數 Total				

＊如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併申報；股份受讓人的姓名／名稱請在「備註」一欄註明。

＊ If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

指明編號 4/2007(修訂) (2007年12月)
Specification No. 4/2007 (Revision) (Dec. 2007)

46996

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	黃莉華
英文姓名 Name in English	姓氏 Surname: WONG; 名字 Other Names: Lee-wah, Lillian
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 14) 香港住址 Hong Kong Residential Address	17/F., Block 16, Laguna City, Kowloon, Hong Kong
(註 Note 15) 電郵地址 E-mail Address	-

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E602426(6)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: - 號碼 Number: -

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

12 董事 Director

A. 個人董事 Individual Director

(如超過一名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 1 individual director)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [✓] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 霍建寧

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
FOK	Canning Kin-ning

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 10/F., 1 King Tak Street, Kowloon

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E407582(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname | 名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20) 住址
Residential Address

國家 Country

(註 Note 21) 電郵地址
E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country | 號碼 Number

Form AR1 46996

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	-

(註 Note 24) **14 隨本表格提交的帳目所涵蓋的會計期**
Period Covered by Accounts Submitted with this Form
(私人公司無需填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY		日 DD	月 MM	年 YYYY
1	1	2007	至 To	31	12	2007

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立為法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。
I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.

(註 Note 25) **16 公司註冊處發出的《有關董事責任的非法定指引》**
'Non-statutory Guidelines on Directors' Duties' issued by the Companies Registry

所有在本申報表涵蓋期間內的任何時間在職的公司董事，均已在該段期間開始前或在他們各自獲委任前，獲發給公司註冊處所編製的《有關董事責任的非法定指引》的最新版本，以供參閱和備考。
All directors of the company in office at any time during the period covered by this return have, either before the commencement of the period or before their respective appointments, been supplied with a copy of the latest version of the 'Non-statutory Guidelines on Directors' Duties' published by the Companies Registry, for their information and reference.

本申報表包括 ____ 張續頁 A、____ 張續頁 B、____ 張續頁 C 及 ____ 張續頁 D。
This Return includes - **Continuation Sheet(s) A,** - **Continuation Sheet(s) B,** 16 **Continuation Sheet(s) C and** - **Continuation Sheet(s) D.**

簽署 Signed : [signature]

姓名 Name : Lillian Wong Lee-wah 日期 Date : 2nd June, 2008
董事 ~~Director~~／秘書 Secretary * 日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
15	5	2008

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [✓] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 夏佳理

英文姓名 Name in English

姓氏 Surname	名字 Other Names
ARCULLI	Ronald Joseph

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 26G Shouson Hill Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XA168716(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

Form

本申報表日期 Date of Return

15	5	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☑ 候補董事 Alternate Director

代替 Alternate to
Canning Fok Kin-ning
Frank John Sixt

中文姓名 Name in Chinese: 周胡慕芳

英文姓名 Name in English

姓氏 Surname	名字 Other Names
CHOW	Susan Woo Mo-fong

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 9A, Po Garden, 9 Brewin Path, Mid-Levels,

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D083448(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

15	5	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
HUNTER	Andrew John

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Address	國家 Country
90 C Peak Road, The Peak	Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K183379(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
15	5	2008

公司編號 Company Number: 46996

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 甘慶林

英文姓名 Name in English

姓氏 Surname	名字 Other Names
KAM	Hing-lam

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 2/F., 1 Kotewall Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A682897(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
15	5	2008

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [✓] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
KLUGE	Holger

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

33 Delisle Avenue, Suite 509, Toronto, Ont.
M4V 3C7

國家 Country: Canada

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
Canada	VG355894

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

15	5	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to: -

中文姓名 Name in Chinese: 李蘭意

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
LEE	Francis Lan-yee

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:

Flat 75, 5/F., Tower 13, Hong Kong Parkview, 88 Tai Tam Reservoir Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A331694(A)

b 海外護照 Overseas Passport:

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
15	5	2008

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 李澤鉅

英文姓名 Name in English

姓氏 Surname	名字 Other Names
LI	Victor Tzar-kuoi

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 2 Shouson Hill Drive, via 22 Shouson Hill Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D457843(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

15	5	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
MAGNUS	George Colin

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat A, 9/F., Block 4, Pacific View, 38 Tai Tam Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD682766(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
15	5	2008

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese	-
英文姓名 Name in English	姓氏 Surname: MCGEE; 名字 Other Names: Neil Douglas
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 20) 住址 Residential Address	Suite 1506, Parkside, Pacific Place, 88 Queensway; 國家 Country: Hong Kong, China
(註 Note 21) 電郵地址 E-mail Address	-

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD549950(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
15	5	2008

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 佘頌平

英文姓名 Name in English

姓氏 Surname	名字 Other Names
SHEA	Ralph Raymond

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat C1, 6/F., Block C, Park Place, No. 7 Tai Tam Reservoir Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A194583(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
15	5	2008

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [✓] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
SIXT	Frank John

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Flat G/B, Knightsbridge Court, 28 Barker Road, The Peak

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K081217(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
15	5	2008

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 曹槃森

英文姓名 Name in English

姓氏 Surname	名字 Other Names
TSO	Kai-sum

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: House B, 90 Peak Road, The Peak

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D056246(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

15	5	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: -

中文姓名 Name in Chinese: 尹志田

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
WAN	Chi Tin

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat A, 15/F., Block 10, Braemar Hill Mansions, 33 Braemar Hill Road, North Point — 國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A936912(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

15	5	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 黃頌顯

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
WONG	Chung-hin

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: D72 Carolina Gardens, 34 Coombe Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A918026(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

15	5	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: 阮水師

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
YUEN	Sui-see

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat D1, 16/F., Block D, Beverly Hill, 6 Broadwood Road, Happy Valley

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A934797(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

15	5	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

☐ 董事 Director

☑ 候補董事 Alternate Director

代替 Alternate to: Kam Hing-lam

中文姓名 Name in Chinese: 陳來順

英文姓名 Name in English

姓氏 Surname	名字 Other Names
CHAN	Loi Shun

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Flat H, 16/F., Tower 3, Queen's Terrace, 1 Queen Street

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E731319(9)

END

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-